Registration No. 333-________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               Eagle Bancorp, Inc.
             (Exact name of registrant as specified in its charter)

             Maryland                                          52-2061461
  (State or other jurisdiction                              (I.R.S. Employer
of incorporation or organization)                         Identification Number)

                              7815 Woodmont Avenue
                            Bethesda, Maryland 20814
                                 (301) 986-1800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         Ronald D. Paul                                   Copies to:
President and Chief Executive Officer                Noel M. Gruber, Esquire
        Eagle Bancorp, Inc.                         David H. Baris, Esquire
        Chairman, EagleBank                      Kennedy, Baris & Lundy, L.L.P.
        7815 Woodmont Avenue                     4701 Sangamore Road, Suite P-15
      Bethesda, Maryland 20814                       Bethesda, Maryland 20816
         (301) 986-1800

(Name, address, including zip code, and
telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

If the registrant elects to deliver a copy of its latest annual report to securityholders or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box. If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|


If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

================================================================================
                                 Proposed Maximum
    Title of Shares to be        Aggregate Offering      Amount of Registration
         Registered                    Price                     Fee (1)
--------------------------------------------------------------------------------
Common stock                        $12,000,000                  $1,104
================================================================================

(1) Registration fee, calculated in accordance with Rule 457(o).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              Subject to Completion


PROSPECTUS

                           [EAGLE BANCORP, INC. LOGO]

             _____________ Shares of Common Stock - $____ per share
                          MINIMUM PURCHASE - 100 SHARES

         Eagle Bancorp is the holding company for EagleBank, a growing, community oriented commercial bank headquartered in Bethesda, Maryland. Our common stock is traded on the Nasdaq SmallCap Market under the symbol "EGBN". The closing price of the common stock on _____, 2003 was $___ per share.

         We are offering to sell up to an aggregate of ___________ newly issued shares of our common stock, representing approximately ____% of the outstanding shares , for an aggregate sales price of approximately $10 million. We may increase the number of shares to be sold in the offering to by up to ___________ shares, or an additional $2 million, to an aggregate of _____ shares, in the event that there is sufficient demand.

         Once made, subscriptions may not be revoked. There is no minimum number of shares that must be sold in the offering. Until your subscription is accepted, all funds will be placed in an escrow account at Virginia Commerce Bank, Arlington, Virginia. If the offering is not completed, or if any part of your subscription is not accepted, your funds will be returned, without interest. We reserve the right to reject any subscription, in whole or in part, and to allocate shares to subscribers in our sole discretion. If you subscribe for shares through a broker or other nominee, and your broker or nominee does not identify you in the subscription documents, we may not allocate any shares to your subscription.

         The offering will continue until _________, 2003, unless extended in the discretion of the Board of Directors to a date not later than ________, 2003. We may terminate the offering at any time.

         Persons subscribing from states other than Maryland, Virginia, the District of Columbia, Pennsylvania, New York, New Jersey, Nevada and Florida must be existing holders of common stock and must be subscribing for additional shares in the same registration or capacity. Exceptions will be made only if an exemption from the registration requirements of applicable state law is available.

         Our directors, executive officers and their related parties have indicated that they intend to subscribe for at least ________ shares of common stock in the offering, representing approximately ___% of the offered shares. These intentions are not commitments and could increase or decrease based upon individual circumstances.

         We refer to documents we have previously filed with the Securities and Exchange Commission for some information about us. You should review these documents, listed at page __, for additional information.

SHARES OF OUR COMMON STOCK ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY. INVESTING IN COMMON STOCK INVOLVES INVESTMENT RISKS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. PLEASE CAREFULLY READ THE "RISK FACTORS" BEGINNING ON PAGE __.

                                                       Per Share    Total(1)
                                                       ---------    --------
Price                                                    $____
Underwriting discounts and commissions                    None        None
Net proceeds of the offering (before expenses)           $____       $____

(1) Assumes the sale of _____shares. If the number of shares sold is increased to ____ shares, the net proceeds of the offering before expenses will be $_____________.




              The date of this prospectus is _____________, 2003.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS


                                                                                                               PAGE
Summary............................................................................................................  1
Selected Consolidated Financial Data...............................................................................  4
Risk Factors.......................................................................................................  5
Caution About Forward Looking Statements...........................................................................  8
The Offering.......................................................................................................  9
Use of Proceeds.................................................................................................... 13
Eagle Bancorp, Inc................................................................................................. 14
Share Ownership of Management and Certain Beneficial Owners........................................................ 18
Market for Common Stock and Dividends.............................................................................. 18
Description of Our Capital Stock................................................................................... 19
Legal Matters...................................................................................................... 21
Experts............................................................................................................ 21
Where You Can Find Additional Information About Eagle Bancorp
       And Documents Included With This Prospectus................................................................. 22
Annual Report to Shareholders for the Year Ended December 31, 2001.........................................Appendix 1
Quarterly Report on Form 10-QSB for the Nine Months Ended September 30, 2002...............................Appendix 2

                                     SUMMARY

         This summary presents selected information from this prospectus. You should carefully read this entire document in order to understand this offering. This summary includes page references that direct you to more complete discussions elsewhere in this document.


                                                       THE OFFERING

Shares offered                         An aggregate of _______ shares of common
                                       stock, or ___% of the currently
                                       outstanding shares, which may be
                                       increased in our discretion to
                                       ____________, or __% of the outstanding
                                       shares.

                                       Our common stock is traded on the Nasdaq
                                       SmallCap Market under the symbol "EGBN".

Offering price                         $____ per share.

                                       The offering price was established by the
                                       Board of Directors after consideration of
                                       a number of factors. See "The Offering -
                                       Determination of Offering Price" at page
                                       __.

Shares outstanding after the
 offering

   If _____ shares are sold            ___________

   If the oversubscription shares
 are sold                              ___________

Minimum Subscription                   The minimum number of shares for which
                                       you may subscribe is 100, for an
                                       investment of $______.

Maximum Subscription                   No maximum subscription has been
                                       established. However, we reserve the
                                       right to reject, in whole or in part, any subscription, whether or not there are available shares, and the right to determine, in our sole discretion, the allocation of shares to subscribers. We will not issue common stock in the offering to any person who, in our opinion, would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if, at the expiration time, clearance or approval has not been obtained or any required waiting period has not expired.

Discretion in Determining Allocations  We will allocate shares among subscribers in our discretion, based on any factors
                                       we deem relevant.

                                       Among the factors we may consider in
                                       determining allocations is a subscriber's existing share ownership, although we reserve the right to reduce or reject in whole or in part any subscription in the offering.

                                       IF YOU WANT YOUR SHARES REGISTERED IN A
                                       NAME OTHER THAN YOUR OWN TO BE CONSIDERED
                                       WHEN WE MAKE ALLOCATIONS OF SHARES IN THE
                                       OFFERING, YOU MUST ADVISE US OF THE
                                       NUMBER OF SHARES YOU OWN IN ANOTHER NAME
                                       OR REGISTRATION, HOW YOU OWN THEM AND
                                       PROVIDE US WITH APPROPRIATE DOCUMENTATION
                                       SUPPORTING SUCH OWNERSHIP, SUCH AS A
                                       LETTER ON YOUR BANK OR BROKER'S
                                       LETTERHEAD OR A COPY OF A TRUST DOCUMENT
                                       OR RECENT ACCOUNT STATEMENT SHOWING YOUR
                                       OWNERSHIP. If you send an account
                                       statement, you should thoroughly cross
                                       out any information which you do not want us to have. If you do not provide this information, we may reject your subscription in the offering or may allocate fewer shares to you. IF YOU SUBSCRIBE FOR SHARES THROUGH A BROKER OR OTHER NOMINEE, AND YOUR BROKER OR NOMINEE DOES NOT IDENTIFY YOU IN THE SUBSCRIPTION DOCUMENTS, WE MAY NOT ALLOCATE ANY SHARES

                                       TO YOUR SUBSCRIPTION. See "The Offering -
                                       Procedure for Subscribing to Common Stock in the Offering" at page __.

Expiration time                        The offering will continue until
                                       _________, 2003, unless earlier
                                       terminated, or extended in the discretion of the Board of Directors to a date not later than ________, 2003. See "The
                                       Offering - Expiration Time" at page __.

No minimum total offering              There is no minimum aggregate number of
                                       shares that must be sold in the offering.
                                       We intend to complete the offering if any valid subscriptions are received before the expiration of the offering, including any extension, unless it is terminated by the Board of Directors.

How to subscribe for shares:           If you want to participate in the
                                       offering and purchase shares, you must
                                       complete the accompanying Order Form and send the completed form, with payment of the aggregate offering price for the shares you want to purchase to Friedman, Billings, Ramsey & Co., Inc., the
                                       Subscription Agent.

Subscriptions irrevocable              Once your completed Order Form is
                                       received by the Subscription Agent, you
                                       may not revoke your subscription. See
                                       "The Offering - Procedure for Subscribing for Common Stock in the Offering" at page
                                       __. Your subscription funds will not be
                                       released to us or for our use or
                                       commingled with our funds unless your
                                       subscription is accepted and shares are
                                       to be issued to you with respect to your funds.

Subscription Agent                     The name and address of the Subscription
                                       Agent are:

                                       Friedman, Billings, Ramsey & Co., Inc.
                                       (Eagle Bancorp, Inc.)
                                       1001 Nineteenth Street, North
                                       Arlington, Virginia 22209

Delivery of Order Forms                Your Order Form and payment must be
                                       received before the expiration time. If
                                       you use the mail to submit your Order
                                       Form, we recommend that you use
                                       registered mail, return receipt
                                       requested.

Use of proceeds                        We intend to use the proceeds of the
                                       offering for general corporate purposes, including for contribution to EagleBank's capital, which will enable EagleBank to continue as a "well-capitalized" institution, allow us to pursue future growth opportunities through further expansion of our existing lending and investment activities, and possible branch expansion. A portion of the proceeds of the offering may be used to repay all or a portion of our borrowings under our line of credit. At
                                       _____________, 2003 we owed approximately
                                       $___ million under our line of credit.
                                       The proceeds will also be available for
                                       financing possible acquisitions of other institutions or for investments in activities which are permitted for bank holding companies and financial holding companies.

                                       We have no definitive plans for any
                                       additional branches or for any
                                       acquisitions or investments. See "Use of Proceeds" at page __.

Intentions of directors, executive     Directors and executive officers of Eagle
 officers and others                   Bancorp and their related parties have
                                       indicated that they intend to subscribe
                                       for at least ________ shares in the
                                       offering. See "The Offering - Intentions of Directors and Executive Officers" at page __. Our directors and executive officers currently beneficially own approximately __% of the outstanding shares, and we expect them to own at least ___% of the shares following completion of the offering, assuming
                                       _________ shares are sold.

Documents incorporated by              Important information about us is
 reference                             incorporated into this prospectus by
                                       reference to documents we have filed with the Securities and Exchange Commission.
                                       See "Where You Can Find Additional
                                       Information About Eagle Bancorp and
                                       Documents Included With This Prospectus."

EAGLE BANCORP, INC.
7815 WOODMONT AVENUE
BETHESDA, MARYLAND  20814
(301) 986-1800


         We are a growing, one-bank holding company headquartered in Bethesda, Maryland. We provide general commercial and consumer banking services through our wholly owned banking subsidiary, EagleBank, Bethesda, Maryland. We were organized in October 1997 to be the holding company for EagleBank.

         EagleBank, our primary subsidiary, was organized as an independent, community-oriented, full-service alternative to the superregional financial institutions which dominate our primary market area. The cornerstone of our philosophy is to provide superior, personalized service to our customers. We focus on relationship banking, providing each customer with a number of services, becoming familiar with and addressing customer needs in a proactive, personalized fashion.

         EagleBank was organized and opened for business in July 1998. At September 30, 2002, we had consolidated assets of $337.3 million, deposits of $266.7 million, and shareholders' equity of $19.2 million. See "Selected Consolidated Financial Data" at page __, and the consolidated financial statements included as a part of this prospectus.

         We offer full commercial banking services to our business and professional clients as well as complete consumer banking services to individuals living and/or working in the service area. We emphasize providing commercial banking services to sole proprietorships, small and medium-sized businesses, partnerships, corporations, non-profit organizations and associations, and investors living and working in and near our primary service area. A full range of retail banking services are offered to accommodate the individual needs of both corporate customers as well as the community we serve. These services include the usual deposit functions of commercial banks, including business and personal checking accounts, "NOW" accounts and savings accounts, business, construction, and commercial loans, equipment leasing, residential mortgages and consumer loans and cash management services. We have developed significant expertise and commitment as an SBA lender, have been designated a Preferred Lender, and are one of the largest SBA lenders, in dollar volume, in the Washington metropolitan area.

         EagleBank is a Maryland chartered bank which is a member of the Federal Reserve System, and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

         Our service areas are Montgomery County, Maryland, and the Washington D.C. RMA. We operate a total of five banking offices in Maryland, located in Bethesda, Gaithersburg, Rockville and two in Silver Spring, Maryland, and one office in the District of Columbia.

         Recent Developments. For the year ended December 31, 2002, we had earnings of $2.67 million, or $0.92 per basic share, or $0.86 per diluted share. For the three months ended December 31, 2002, we had earnings of $922 thousand, or $0.32 per basic share, or $0.30 per diluted share. At December 31, 2002, we had consolidated assets of $348.0 million, including total loans of $242.4 million, deposits of $278.4 million, and shareholders' equity of $20.0 million. Our total non performing assets at December 31, 2002 were comprised of one loan with a principal balance of $147 thousand. Our total net chargeoffs for 2002 were $188 thousand. See "Eagle Bancorp, Inc. - Recent Developments" at page __.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table shows selected historical consolidated financial data for Eagle Bancorp. You should read it together with the historical consolidated financial information contained in the consolidated financial statements for the year ended December 31, 2001 and for the nine months ended September 30, 2002 included with and incorporated by reference in this prospectus and with the other information provided in this prospectus. Information for the nine month periods ended September 30, 2002 and 2001 is derived from unaudited interim financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. The Company was a development stage company, without significant assets or any operations other than those related to organization, from October 28, 1997 to June 22, 1998, and the Bank did not open for business until July 20, 1998. Therefore, financial information for 1998 does not represent a full year of banking operations. As a result, certain performance ratios are not provided as we not believe they provide meaningful comparisons. The results of operations for the nine month period ended September 30, 2002 do not necessarily indicate the results which may be expected for any period or for the full year.

                                            Nine Months Ended
                                               September 30                   Year Ended December 31,
                                            --------------------    --------------------------------------------
                                              2002        2001        2001        2000        1999        1998
                                            --------    --------    --------    --------    --------    --------
                                                 (Unaudited)
                                                          (dollars in thousands, except per share data)
SELECTED BALANCES - AT PERIOD END
Total assets                                $337,284    $211,995    $236,833    $164,082    $113,218    $ 52,039
Total stockholders' equity                    19,158      16,952      17,132      15,522      13,675      14,949
Total loans (net)                            219,842     164,146     185,818     116,576      63,276      19,984
Total deposits                               266,653     177,091     195,688     135,857      90,991      34,631
SUMMARY RESULTS OF OPERATIONS
Interest income                             $ 12,124    $ 10,426    $ 14,121    $ 10,501    $  5,170    $  1,011
Interest expense                               3,876       4,648       5,998       4,549       2,022         277
Net interest income                            8,248       5,778       8,123       5,952       3,148         734
Provision for credit losses                      675         543         979         581         424         164
Net interest income after provision for
credit losses                                  7,573       5,235       7,144       5,371       2,724         570
Noninterest income                             1,416         967       1,324         351         211          23
Noninterest expense                            6,220       4,659       6,445       4,664       3,786       1,992
Income (loss) before taxes                     2,769       1,543       2,023       1,058        (851)     (1,399)
Income tax expense (benefit)                   1,024         106         269           0           0           0
Net income (loss)                           $  1,745    $  1,437    $  1,754    $  1,058    $   (851)    $(1,399)
PER SHARE DATA (1)

Net income (loss), basic                    $   0.60    $   0.50    $   0.61    $   0.36    $  (0.29)    $ (0.48)
Net income (loss), diluted                      0.56        0.48        0.58        0.36       (0.29)      (0.48)
Book value                                      6.91        5.85        5.92        5.38        4.74        5.18
GROWTH AND SIGNIFICANT RATIOS
% Change in net income(2)                      21.43 %     80.75 %     65.78 %       N/A %       N/A %       N/A %
% Change in assets(2)                          59.01 %     43.58 %     44.34 %     44.92 %    117.56 %       N/A %
% Change in net loans(2)                       33.93 %     74.39 %     59.40 %     84.23 %    216.63 %       N/A %
% Change in deposits(2)                        50.57 %     47.12 %     44.04 %     49.30 %    162.74 %       N/A %
Return on average assets(3)                     0.84 %      1.05 %      0.88 %      0.78 %     (1.07)%     (7.19)%
Return on average equity(3)                    12.99 %     12.37 %     10.56 %      7.41 %     (5.91)%    (17.23)%
Average equity to average assets(3)             6.50 %      8.47 %      8.36 %     10.40 %     18.22 %     41.73 %
Efficiency ratio (4)                           65.33 %     72.88 %     70.91 %     73.17 %    112.58 %    263.14 %

(1) Adjusted for all years presented giving retroactive effect to the five for four stock split in the form of a 25% stock dividend paid on March 31, 2000, and a seven for five stock split in the form of a 40% stock dividend paid on June 15, 2001.

(2) Growth ratios for the nine month periods compare the nine months ended September 30, 2002 to the nine months ended September 30, 2001 and the nine months ended September 30, 2001 to the nine months ended September 30, 2000.

(3) Annualized for nine month periods.

(4) Computed by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income, net of securities gains or losses. This is a non-GAAP financial measure, which we believe provides investors with important information regarding our operational efficiency. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

                                  RISK FACTORS

         An investment in the common stock involves various risks. You should carefully consider the risk factors listed below. These risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, or which we do not believe are material, may cause our earnings to be lower, or hurt our future financial condition. You should read this section together with the other information in this prospectus.

         ALTHOUGH THE COMMON STOCK IS LISTED ON THE NASDAQ SMALLCAP MARKET, TRADING IN THE COMMON STOCK HAS BEEN SPORADIC AND VOLUME HAS BEEN LIGHT. AS A RESULT, SHAREHOLDERS MAY NOT BE ABLE TO QUICKLY AND EASILY SELL THEIR COMMON STOCK.

         Although our common stock is listed for trading on the Nasdaq SmallCap Market, and a number of brokers offer to make a market in the common stock on a regular basis, trading volume to date has been limited, averaging only approximately 1,100 shares per day over the past year, and there can be no assurance that an active and liquid market for the common stock will develop. As a result, shareholders may find it difficult to sell a significant number of shares at the prevailing market price.

         NO BROKERAGE FIRM OR INVESTMENT BANK HAS AGREED TO PURCHASE ANY OF THE COMMON STOCK AND WE MAY NOT BE ABLE TO SELL ALL OF THE SHARES WE ARE ATTEMPTING TO SELL IN THE OFFERING. OUR POTENTIAL GROWTH AND PROFITS MAY BE ADVERSELY AFFECTED IF LESS THAN ALL OF THE OFFERED SHARES ARE SOLD.

         We are selling the common stock directly, through the efforts of our directors and executive officers, with the limited assistance of a registered broker-dealer for the purpose of compliance with the securities laws of the jurisdictions in which we are offering the shares. No broker-dealer who assists in the offering has any obligation to purchase, or find purchasers for, any shares of common stock. See "The Offering - Manner of Distribution" at page __.

         There can be no assurance that any particular number of shares will be sold. If less than all of the shares offered are sold, we will have less capital to fund future operations and growth, which could result in restricted or slower growth, slower expansion of activities, and lower shareholder returns. See "The Offering" at page __.

         CONSUMMATION OF THE OFFERING IS NOT SUBJECT TO THE RECEIPT OF SUBSCRIPTIONS FOR A MINIMUM NUMBER OF SHARES. SUBSCRIBERS WILL BE REQUIRED TO PURCHASE SHARES EVEN IF LESS THAN ALL OF THE SHARES OFFERED ARE SOLD.

         There is no minimum number of shares that must be sold in the offering. Subscribers may not revoke their subscriptions. The offering may be completed even if substantially less than the total number of shares offered is sold. If this happens, our capital would not be increased to the extent it would be if all of the shares being offered were sold. We intend to accept subscriptions even if the offering has not been fully subscribed. See "The Offering" at page
__.

         DIRECTORS AND OFFICERS OF EAGLE BANCORP ARE EXPECTED TO OWN AT LEAST ___% OF THE OUTSTANDING COMMON STOCK AFTER THE OFFERING. DIRECTORS OF EAGLEBANK WHO ARE NOT DIRECTORS OF EAGLE BANCORP CURRENTLY OWN SHARES REPRESENTING APPROXIMATELY 9.5% OF THE OUTSTANDING SHARES, AND MAY PURCHASE ADDITIONAL SHARES IN THE OFFERING. AS A RESULT OF THEIR COMBINED OWNERSHIP, THEY COULD MAKE IT MORE DIFFICULT TO OBTAIN APPROVAL FOR CERTAIN MATTERS SUBMITTED TO SHAREHOLDER VOTE, INCLUDING CERTAIN ACQUISITIONS. THE RESULTS OF THE VOTE MAY BE CONTRARY TO THE DESIRES OR INTERESTS OF THE PUBLIC SHAREHOLDERS.

         Following completion of the offering, our directors and executive officers and their affiliates and directors of EagleBank will own at least ___% of the outstanding common stock, assuming that they purchase shares in the offering as currently expected, assuming the sale of all shares offered, and excluding potential purchases in the offering by directors of EagleBank. These persons may purchase a greater or lesser number of shares than expected in the offering.

         By voting against a proposal submitted to shareholders, the directors and officers, as a group, may be able to make approval more difficult for proposals requiring the vote of shareholders (such as certain mergers, share exchanges, certain asset sales, and certain amendments to the Articles of Incorporation). See "Share Ownership of Management and Certain Beneficial Owners" at page __, and "Description of Capital Stock - Certain Provisions of the Articles of Incorporation and Maryland Law" at page __.

         OUR LEVEL OF ASSETS AND EARNINGS MAY NOT CONTINUE TO GROW AS RAPIDLY AS THEY HAVE IN THE PAST FEW YEARS.

         Since opening for business in 1998, our asset level has increased rapidly, including a 46.95% increase in 2002. Since 2000, the first full year for which we achieved profitability, our earnings have increased at an average annual rate of 58.91%, including a 52.05% increase in 2002. We cannot assure you that we will continue to achieve comparable results in future years. As our asset size and earnings increase, it may become more difficult to achieve high rates of increase in assets and earnings. Additionally, it may become more difficult to achieve continued improvements in our expense levels and efficiency ratio. We may not be able to immediately invest all of the capital provided by the offering in loans. Investment of the offering proceeds in securities until we are able to deploy the proceeds in loans generally will provide lower margins than we earn on loans, potentially adversely impacting shareholder returns. Further, we may not be able to maintain the relatively low levels of nonperforming assets that we have experienced. Declines in the rate of growth of income or assets, and increases in operating expenses or nonperforming assets may have an adverse impact on the value of the common stock.

         CHANGES IN INTEREST RATES COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         Our profitability can be significantly affected by changes in interest rates, as our income depends largely on net interest income, the difference between the interest income received on interest earning assets, and the interest expense incurred on interest bearing liabilities. We may not always be able to correctly assess the interest rate environment in order to be able to properly balance the repricing of our assets and liabilities, which, if rates rise, could result in increased interest expense at a time when our assets are not providing higher interest income, or if rates fall, lower interest income while interest expense does not fall as rapidly. In that event, our net income may be adversely impacted.

         Additionally, the market value of our interest earning assets, particularly our securities portfolio, is also affected by changes in interest rates. In a rising rate environment, the value of fixed rate securities and loans generally declines, and the amount of the decline in value of securities available for sale will reduce stockholders' equity. If interest rates fall, our existing loans and securities may be repaid as borrowers refinance at lower interest rates. In that event we may not be able to reinvest the proceeds at comparable rates, resulting in reduced income. If interest rates rise, loan demand may fall and our borrowers may have difficulty repaying their loans, resulting in increased chargeoffs and reduced income.

         WE HAVE NO CURRENT PLANS TO PAY CASH DIVIDENDS.

         EagleBank is our principal revenue producing operation. As a result, the ability to pay cash dividends to shareholders largely depends on receiving dividends from EagleBank. The amount of dividends that EagleBank may pay is limited by state and federal laws and regulations. Even if we have earnings in an amount sufficient to pay cash dividends, the Board currently intends to retain earnings for the purpose of financing growth. See "Market for Common Stock and Dividends" at page __.

         CHANGES IN LOCAL ECONOMIC CONDITIONS COULD REDUCE OUR INCOME AND GROWTH, AND COULD LEAD TO HIGHER LEVELS OF PROBLEM LOANS AND CHARGE-OFFS.

         We make loans, and most of our assets are located, in the metropolitan Washington DC market, and Montgomery County in particular. If economic conditions in the area deteriorate, or there is significant volatility or weakness in the economy or any significant sector of the area's economy, our ability to develop our business relationships may be diminished, the quality and collectibility of our loans may be adversely affected, the value of collateral may decline and loan demand may be reduced. These developments would negatively impact our growth and earnings.

         A SUBSTANTIAL PORTION OF OUR LOANS ARE REAL ESTATE RELATED LOANS IN THE WASHINGTON DC METROPOLITAN AREA. ADVERSE CHANGES IN THE REAL ESTATE MARKET IN THIS AREA COULD LEAD TO HIGHER LEVELS OF PROBLEM LOANS AND CHARGE-OFFS, AND ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

         We have a substantial amount of loans secured by real estate in the Washington DC metropolitan area as collateral. At December 31, 2002, 47.30% of our loans were commercial real estate loans and 10.27% were construction and land development loans. Additionally, 24.39% were commercial and industrial loans which are not secured by real estate. These concentrations expose us to the risk that adverse developments in the real estate market, or in the general economic conditions in the metropolitan Washington DC market, could increase the levels of nonperforming loans and charge-offs, and reduce loan demand and deposit growth. In that event, we would likely experience lower earnings or losses.

         THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO SUCCESSFULLY COMPETE WITH OTHERS FOR BUSINESS.

         We compete for loans, deposits, and investment dollars with other banks and other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders, many of which have substantially greater resources. Recent legislation expanding the array of firms that can own banks may result in increased competition for us. The differences in resources and regulations may make it harder for us to compete profitably, reduce the rates that we can earn on loans and investments, increase the rates we must offer on deposits and other funds, and adversely affect our overall financial condition and earnings.

         OUR PROFITABILITY DEPENDS ON ECONOMIC POLICIES AND FACTORS BEYOND OUR CONTROL.

         Our operating income and net income depend to a great extent on "rate differentials," i.e., the difference between the interest yields we receive on loans, securities and other interest bearing assets and the interest rates we pay on interest bearing deposits and other liabilities. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities, including the Board of Governors of the Federal Reserve System. Proposed changes in applicable law, if enacted, including those that would permit banks to pay interest on checking and demand deposit accounts established by businesses, could have a significant negative effect on net interest income, net income, net interest margin, return on assets and return on equity. A significant portion of our deposits, 23.10% at December 31, 2002, are noninterest bearing business demand deposits.

         Additionally, government policy relating to the deposit insurance funds may adversely affect our results of operations. Under current law and regulation, if the reserve ratio of the Bank Insurance Fund falls below 1.25%, as certain recent forecasts predict may happen, all insured banks will be required to pay deposit insurance premiums. We do not currently pay any deposit insurance premiums. Payment of deposit insurance premiums will have an adverse effect on our earnings. These changes or other legislative or regulatory developments could have a significant negative effect on our net interest income, net income, net interest margin, return on assets and return on equity.

                    CAUTION ABOUT FORWARD LOOKING STATEMENTS

         We make forward looking statements in this prospectus that are subject to risks and uncertainties. These forward looking statements include:

         o Statements of goals, intentions, and expectations as to future trends, plans, events, or results of operations and policies and regarding general economic conditions.
         o Estimates of risks and of future costs and benefits; and o Statements of the ability to achieve financial and other goals.

         In some cases, forward looking statements can be identified by use of words such as "may," "will," "anticipates," "believes," "expects," "intends," "plans," "estimates," "potential," "continue," "could," "should," and similar words or phrases. These forward looking statements are subject to significant uncertainties because they are based upon or are affected by:

         o Management's estimates and projections of interest rates and interest rate policy, competitive factors, and other conditions which by their nature, are not susceptible to accurate forecast future interest rates and other economic conditions;
         o   Future laws and regulations; and
         o   A variety of other matters.

         Because of these uncertainties and the assumptions on which the forward looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward looking statements. We do not undertake to update any forward looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements. In addition, our past results of operations do not necessarily indicate future results.

                                  THE OFFERING

         Securities Offered. We are offering to sell up to __________ newly issued shares of our common stock at a price of $_______ per share. We reserve the right to increase the number of shares sold in the offering by an additional ______ shares, to an aggregate of _______ shares.

         Minimum Subscription. The minimum number of shares for which you must subscribe is 100, for an investment of $___. We may, however, permit smaller subscriptions in our discretion.

         No Minimum Offering. There is no minimum aggregate number of shares that must be sold in the offering. The offering will be completed if any valid subscriptions are received, unless the Board of Directors has terminated the offering in its entirety. While the directors and executive officers of Eagle Bancorp and EagleBank intend to purchase shares in the offering, they are not obligated to purchase any minimum number of shares. See "The Offering - Intentions of Directors, Executive Officers and Others" at page __.

         Expiration Time. Subscriptions to purchase shares in the offering must be received no later than 5:00 p.m., Bethesda, Maryland time, on _____, __________, 2003, unless we terminate the offering earlier or extend it. We may terminate the offering at any time prior to ________, 2003, or extend the termination date without notice. Under no circumstances will we extend the offering beyond __________, 2003. See "The Offering - Procedure for Subscribing to Common Stock" at page __.

         Allocation of Shares in the Offering. We reserve the right, in the exercise of our sole discretion, to accept or reject, in whole or in part, any subscription in the offering. In making our determinations as to whether to accept a subscription and the number of shares to allocate to any subscriber, we may take into account any factors we deem appropriate, including but not limited to:

         o the subscriber's existing beneficial ownership of shares of our common stock, as reflected on our shareholder list or materials provided to us with the Order Form,

o the subscriber's status as an employee or customer of Eagle Bancorp or EagleBank,


         o a subscriber's potential to do business with, or to direct customers to, EagleBank,
         o   the order in which subscriptions are received,
         o a subscriber's intentions with respect to the future direction of the company,
         o our desire to have a broad distribution of stock ownership, and o legal or regulatory restrictions.

We intend to consider the following persons to be beneficial owners of shares:

         o beneficiaries of an IRA, SEP-IRA or other retirement accounts established for an individual, which is a shareholder of record,
         o the settlor and beneficiaries of a revocable trust which is a shareholder of record,
         o the beneficiaries of an irrevocable trust which is a shareholder of record,
         o the non institutional custodian of shares held for the benefit of a minor, and
         o the individual equity owners of closely held corporations, partnerships or other entities.

         IF YOU WANT YOUR BENEFICIAL OWNERSHIP TO BE CONSIDERED WHEN WE ALLOCATE SHARES IN THE OFFERING, YOU MUST ADVISE US OF THE NUMBER OF SHARES YOU BENEFICIALLY OWN, HOW YOU OWN THEM AND PROVIDE US WITH APPROPRIATE DOCUMENTATION SUPPORTING SUCH OWNERSHIP, SUCH AS A LETTER ON YOUR BANK OR BROKER'S LETTERHEAD, APPROPRIATE PAGES OF A TRUST DOCUMENT, AND/OR A COPY OF A RECENT ACCOUNT STATEMENT SHOWING YOUR OWNERSHIP. If you send an account statement, you should thoroughly cross out any information which you do not want us to have. If you do not provide this information, or if we are not satisfied in our sole discretion with the documentation you provide, we may reject your subscription or may allocate fewer shares to you. Allocation of shares in the offering is in our sole discretion. We will have no liability to any person for failure to permit participation for any reason in the offering, for failure to notify any person about the opportunity to participate, for the failure to allocate a specific number of shares to any person, or incorrect determinations of beneficial ownership or other facts which may affect our allocation determinations. IF YOU

SUBSCRIBE FOR SHARES THROUGH A BROKER OR OTHER NOMINEE, AND YOUR BROKER OR NOMINEE DOES NOT IDENTIFY YOU IN THE SUBSCRIPTION DOCUMENTS, WE MAY NOT ALLOCATE ANY SHARES TO YOUR SUBSCRIPTION.

PROCEDURE FOR SUBSCRIBING FOR COMMON STOCK IN THE OFFERING

         Order Form. If you want to subscribe for shares in the offering, you must deliver a properly completed and executed Order Form to the Subscription Agent, prior to the expiration time, together with payment in full of the offering price for all shares of common stock for which you wish to subscribe.

         If you want us to consider your existing beneficial ownership of shares not registered in your name in making allocation decisions, you or your broker must provide us with additional information as discussed under the caption "Allocation of Shares in the Offering" at page __.

         Manner of Payment.  Payment in full must be by:

                (a) check or bank draft drawn upon a U.S. bank; or
                (b) postal, telegraphic or express money order,

in either case, payable to "Eagle Bancorp, Inc. Escrow Account"; or

                (c) by wire transfer to an account designated by us. If you wish to make payment by wire transfer, please contact the Subscription Agent for instructions.

         Payment of the offering price will be deemed to have been received only upon:

                (a) clearance of any uncertified check;
                (b) receipt of any certified check or bank draft drawn upon a
                    U.S. bank or of any postal, telegraphic or express money order; or
                (c) receipt of good funds in the Eagle Bancorp, Inc. Escrow
                    Account.

         If you are paying by uncertified personal check, please note that the check may take at least five business days to clear. If you wish to pay the offering price by means of uncertified personal check, we urge you to make payment sufficiently before the end of the offering to ensure that such payment is received and clears before the end of the offering. All funds received in payment of the subscription price will be deposited in the Eagle Bancorp, Inc. Escrow Account and, until closing of the offering, will be invested at the direction of Eagle Bancorp.

         The address to which subscription agreements and payment of the offering price should be delivered is:

                     Friedman, Billings, Ramsey, & Co., Inc
                              (Eagle Bancorp, Inc.)
                          1001 Nineteenth Street, North
                            Arlington, Virginia 22209

         DELIVERY TO AN ADDRESS OR IN A MANNER OTHER THAN THOSE INDICATED ABOVE DOES NOT CONSTITUTE GOOD DELIVERY TO THE SUBSCRIPTION AGENT.

         If the amount you send with your subscription is insufficient to purchase the number of shares that you indicate are being subscribed for, or if you do not specify the number of shares to be purchased, then we will treat your subscription as one to purchase shares to the full extent of the payment sent. If the amount you send with your subscription exceeds the amount necessary to purchase the number of shares that you indicate are being subscribed for, then we will treat your subscription as one to purchase shares to the full extent of the excess payment sent.

         FAILURE TO INCLUDE THE FULL OFFERING PRICE WITH YOUR ORDER FORM MAY CAUSE US TO REJECT YOUR SUBSCRIPTION.

         The method of delivery of subscription agreements and payment of the offering price will be at your election and risk. If you send your subscription by mail, we recommend that you use registered mail, return receipt requested, and that you allow a sufficient number of days to ensure delivery and clearance of payment prior to the termination date. You will be required to pay the additional postage costs relating to registered mail.

         We will decide all questions concerning the timeliness, validity, form and eligibility of Order Forms received, and our decisions will be final and binding. We may, in our sole discretion, waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported subscription. Order Forms will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither Eagle Bancorp, EagleBank, nor the Subscription Agent or any other broker or dealer participating in the offering, will be under any duty to give a subscriber notice of any defect or irregularity in the submission of Order Forms or incur any liability for failure to give such notification. Neither Eagle Bancorp, EagleBank, nor the Subscription Agent or any other broker or dealer participating in the offering will have any liability or obligation to any person as a result of a decision to not permit a person to participate in the offering or as a result of a decision regarding the allocation of shares or a determination regarding beneficial ownership of shares.

         SUBSCRIPTIONS FOR COMMON STOCK MAY NOT BE REVOKED BY SUBSCRIBERS.

ESCROW ACCOUNT; RELEASE OF FUNDS; NO INTEREST ON SUBSCRIPTION FUNDS

         All funds received in payment of the offering price will be promptly deposited into an escrow account at Virginia Commerce Bank, Arlington, Virginia subject to the control of any two of the Chairman, President and Chief Financial Officer of Eagle Bancorp together with an authorized officer of the Subscription Agent, until acceptance of the subscriptions to which funds relate, rejection of a subscription, or termination of the offering. Funds in the escrow account will be invested in short-term obligations of the United States government, or other investments permitted under SEC rules. Subscription funds will be released to us from the escrow account only upon receipt by the escrow agent of the certification that subscriptions relating to such funds have been accepted and that shares of common stock will be issued to subscribers in respect of such subscriptions. We will keep earnings on funds in the escrow account whether or not the offering is consummated.

         Subscriptions for common stock that are received by the Subscription Agent may not be revoked. No interest will be paid to subscribers on subscription funds, even if the offering is terminated in its entirety or an individual subscription is rejected. By submitting a subscription, you will forego interest you otherwise could have earned on the funds for the period during which your funds are held in escrow. We will, however, pay interest to the extent that law, regulation or administrative policy of an investor's state of residence specifically requires in the event that the offering is not completed. Prior to the time the offering is completed or terminated, we will be entitled to request, from time to time, that the escrow agent distribute accrued earnings on the escrowed funds to us for general corporate purposes.

MANNER OF DISTRIBUTION

         The offering will be made through the efforts of certain of our directors and executive officers. None of the directors and executive officers will receive special compensation for their services in connection with the offering. We have retained Friedman, Billings, Ramsey & Co., Inc., a registered broker-dealer, to provide limited assistance to us in order to effect sales of shares in compliance with the securities laws of the jurisdictions in which the shares are being offered. To the extent that we seek to offer shares in jurisdictions in which Friedman, Billings is not registered and cannot become registered in a timely fashion, we may effect sales through another registered broker-dealer.

         Friedman, Billings will receive Order Forms and checks or other instruments in payment of the cost of subscriptions. Executed Order Forms will be promptly forwarded to us. Subscription funds will be forwarded to the escrow agent by noon of the business day following receipt. Neither Friedman, Billings, Ramsey & Co., Inc. nor any other broker-dealer who assists us in the offering, nor any other person, has any obligation to purchase any of the shares being offered. No broker-dealer who assists us in the offering, including Friedman, Billings, will thereby make any independent assessment of the information in this prospectus, or determine the value of the common stock or the reasonableness of the offering price. Friedman, Billings will receive $35,000 for its services in connection with the offering, $5,000 of which is nonrefundable and the remainder of which will be paid only if the offering is completed. Friedman, Billings will also receive reimbursement of its actual out-of-pocket expenses, which are not expected to exceed $10,000, and legal expenses of up to $10,000, whether or not the offering is completed. We have agreed that if we intend to retain a broker, underwriter or financial advisor in connection with any merger or acquisition or capital raising transaction within the two years after completion of this offering, we will invite Friedman Billings to participate as financial advisor, lead underwriter or placement agent, upon terms to be mutually agreed upon.

         No person is authorized to make statements about Eagle Bancorp unless the information is set forth in this prospectus or the documents included or incorporated in it, or to render investment advice. None of our directors and executive officers is registered as a securities broker or dealer under the federal or applicable state securities laws, other than possible registration under state laws as an issuer dealer pursuant to waivers of examination or other requirements for registration, nor are any of such persons affiliated with any broker or dealer. Because such persons are not in the business of either effecting securities transactions for others or buying and selling securities for their own account, they are not required to register as brokers or dealers under the federal securities laws. In addition, the proposed activities of such directors and executive officers are exempted from registration pursuant to a specific safe-harbor provision under Rule 3a4-1 under the Securities Exchange Act of 1934. Substantially similar exemptions from registration are available under applicable state securities laws.

DETERMINATION OF OFFERING PRICE

         The offering price has been determined by the Board of Directors. Neither Friedman, Billings nor any other investment bank, broker or dealer participating in the offering has prepared an independent evaluation of the common stock or prepared any opinion or report as to the fairness of the offering price to Eagle Bancorp or its shareholders. In establishing the offering prices, the Board of Directors considered various factors that it deemed relevant including among other things:

         o our current financial condition and operating performance as presented in our financial statements,
         o   our regulatory status,
         o   the recent market value of the common stock,
         o   the number of shares sought to be issued,
         o   the amount sought to be raised, and
         o the anticipated impact of the offering on the market price of the common stock.

         THIS PROSPECTUS DOES NOT REPRESENT THE EXPRESSION OF AN OPINION OR A RECOMMENDATION BY EAGLE BANCORP, OR BY ITS BOARD OF DIRECTORS OR MANAGEMENT, AS TO WHETHER ANY PERSON SHOULD PURCHASE SHARES IN THE OFFERING, AND THEY HAVE NOT BEEN AUTHORIZED BY EAGLE BANCORP TO RENDER INVESTMENT ADVICE OR RECOMMENDATIONS. ANY DECISION TO INVEST IN THE COMMON STOCK MUST BE MADE BY EACH INVESTOR BASED UPON HIS OR HER OWN EVALUATION OF THE OFFERING IN THE CONTEXT OF HIS OR HER BEST INTERESTS.

INTENTIONS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

         Our directors and executive officers and their related parties have indicated that they intend to subscribe for at least ________ shares of common stock in the offering, representing approximately ___% of the shares offered, excluding the oversubscription shares, and that they are purchasing such shares with the intent to hold the shares as an investment. These intentions do not include the intentions of directors of EagleBank, are not commitments, and could change based upon individual circumstances.

REGULATORY LIMITATION

         We will not be required to issue shares of common stock in the offering to any person who, in our judgment, would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if, at the expiration time, such clearance or approval has not been obtained or any required waiting period has not expired. Our determination as to whether clearance or approval is required will be final and binding.

NONQUALIFIED STATES OR FOREIGN COUNTRIES

         We have made a reasonable effort to comply with the securities laws of all states in the United States in which current shareholders reside. We will not provide subscription materials to any person who resides in any foreign country or in any state of the United States if we determine that compliance with the securities laws of such country or state would be impracticable, and we will not accept any subscriptions from subscribers located in those states or countries. Persons subscribing from states other than Maryland, Virginia, the District of Columbia, Pennsylvania, New York, New Jersey, Nevada and Florida must be existing holders of common stock and must be subscribing for additional shares in the same registration or capacity. Exceptions will be made only if an exemption from the registration requirements of applicable state law is available.

RIGHT TO AMEND OR TERMINATE THE OFFERING

         We expressly reserve the right to amend the terms and conditions of the offering. In the event of a material change to the terms of the offering, we will file an amendment to the registration statement, of which this prospectus is a part, and may resolicit subscribers. In the event of such a resolicitation, all proceeds received will be returned promptly to any subscriber who does not provide the Subscription Agent with an affirmative reconfirmation of the subscription. We expressly reserve the right, at any time prior to delivery of shares of common stock offered hereby, to terminate the offering if the offering is prohibited by law or regulation or if the Board of Directors concludes, in its sole judgment, that it is not in the best interests of Eagle Bancorp to complete the offering under the circumstances. We may terminate the offering by giving oral or written notice to the Subscription Agent and making a public announcement. If the offering is terminated, all funds received will be promptly refunded, without interest, except that if the offering is not completed we will pay interest to the extent that law, regulation or administrative policy of an investor's state of residence specifically requires.

ISSUANCE OF COMMON STOCK

         Certificates representing shares of common stock purchased in the offering will be delivered to purchasers as soon as practicable after the applicable expiration time and after all prorations and adjustments contemplated by the offering have been effected. No fractional shares will be issued in the offering.

REQUESTS FOR ADDITIONAL INFORMATION

         If you have questions or require additional information concerning the offering contact __________, at (---) -----------.

                                 USE OF PROCEEDS

         The proceeds of the offering will be available for contribution to the capital of EagleBank, for use in the bank's lending and investment activities and for branch expansion, and for EagleBank's general corporate purposes, for the reduction of the outstanding balance on our line of credit, which was $_____ at ____, 2003, for acquisitions of other institutions or for investments by the holding company in activities which are permitted for bank holding companies or financial holding companies.

         Contribution of capital to EagleBank will strengthen the bank's capital base and enable it to exceed regulatory capital levels required for well capitalized status, and will permit continued growth in levels of assets and loans through expansion of its existing lending and investment business and possible further branching or acquisitions. While we are always looking for additional branching opportunities and acquisitions, there are no definitive plans for any additional branches or acquisitions, and there can be no assurance that we will establish additional branches, acquire another institution in whole or in part, or that any new branch or acquisition will be successful or contribute to shareholder value.

         Although we plan to use the proceeds of the offering for the development and expansion of our existing businesses, or for entering new lines of business permitted for bank holding companies or financial holding companies, including possible investment in real estate investment entities, we have no definitive plans for any particular investments or the use of any particular amount of the proceeds of the offering. Investors will rely on the discretion of our Board of Directors and management in determining the use of proceeds.

                               EAGLE BANCORP, INC.

         Eagle Bancorp is a one-bank holding company headquartered in Bethesda, Maryland. We provide general commercial and consumer banking services through our wholly owned banking subsidiary, EagleBank, Bethesda, Maryland. Eagle Bancorp was organized under Maryland law in October 1997 to be the holding company for EagleBank. We were formed by a group of local businessmen and professionals with significant prior experience in community banking in the Metropolitan Washington D.C. market area, together with an experienced community bank senior management team.

         EagleBank was organized and opened for business and became a wholly owned subsidiary of Eagle Bancorp in July 1998. At September 30, 2002, we had consolidated assets of $337.3 million, deposits of $266.7 million, and shareholders' equity of $19.2 million. See "Selected Consolidated Financial Data" at page __, the consolidated financial statements included as a part of this prospectus, and "Recent Developments" at page ___. EagleBank is a Maryland chartered bank which is a member of the Federal Reserve System, and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

         EagleBank, our primary subsidiary, was organized as an independent, community-oriented, full-service alternative to the superregional financial institutions which dominate its primary market area. The cornerstone of the our philosophy is to provide superior, personalized service to our customers. We focus on relationship banking, providing each customer with a number of services, becoming familiar with and addressing customer needs in a proactive, personalized fashion.

         EagleBank offers full commercial banking services to its business and professional clients as well as complete consumer banking services to individuals living and/or working in the service area. We emphasize providing commercial banking services to sole proprietorships, small and medium-sized businesses, partnerships, corporations, non-profit organizations and associations, and investors living and working in and near our primary service area. A full range of retail banking services are offered to accommodate the individual needs of both corporate customers as well as the community we serve. These services include the usual deposit functions of commercial banks, including business and personal checking accounts, "NOW" accounts and savings accounts, business, construction, and commercial loans, residential mortgages and consumer loans and cash management services. We are an SBA Preferred Lender, and one of the largest SBA lenders, by dollar volume, in the Washington DC metropolitan area

         EagleBank's primary service area is Montgomery County, Maryland, with a secondary market area in the Washington D.C. RMA, particularly Washington D.C., Prince George's County in Maryland, and Arlington and Fairfax Counties in Virginia. EagleBank operates a total of five banking offices in Bethesda, Gaithersburg, Rockville and Silver Spring, Maryland, and one office in the District of Columbia.

RECENT DEVELOPMENTS

         The year ended December 31, 2002 represented a year of continued growth and increased profitability for us. The following tables provide certain information regarding our results during the year and three months ended December 31, 2002, and comparisons to the same periods in 2001. Information for the year and three months ended December 31, 2002 is unaudited and subject to adjustments based upon the audit thereof.

                                                      Year Ended December 31,
                                                    ---------------------------
                                                       2002           2001
                                                    -----------    ---------
                                                    (Unaudited)

          SELECTED BALANCES
          Total assets                               $ 348,048     $ 236,833
          Total stockholders' equity                    20,028        17,132
          Total loans (net)                            239,640       185,818
          Total deposits                               278,434       195,688
          Book value per share                            6.91          5.92

          GROWTH AND SIGNIFICANT RATIOS
          % Change in net income                         52.05 %       65.78 %
          % Change in assets                             46.95 %       44.34 %
          % Change in net loans                          28.96 %       59.04 %
          % Change in deposits                           42.22 %       30.57 %
          Return on average assets                        0.91 %        0.88 %
          Return on average equity                       14.51 %       10.56 %
          Average equity to average assets                6.28 %        8.36 %
          Efficiency ratio                               64.47 %       70.90 %


                                                       Three Months Ended
                                                          December 31,         Year Ended December 31,
                                                      --------------------     -----------------------
                                                       2002         2001        2002            2001
                                                      -------      -------     --------       --------
                                                           (Unaudited)                (Unaudited)

                                                      (dollars in thousands, except per share data)
SUMMARY RESULTS OF OPERATIONS
Interest income                                       $ 4,537      $ 3,695     $ 16,661       $ 14,121
Interest expense                                        1,294        1,350        5,170          5,998
Net interest income                                     3,243        2,345       11,491          8,123
Provision for credit losses                               168          436          843            979
Net interest income after provision for credit losses   3,075        1,909       10,648          7,144
Noninterest income                                        744          357        2,160          1,324
Noninterest expense                                     2,363        1,786        8,583          6,445
Income before taxes                                     1,456          480        4,225          2,023
Income tax expense                                        534          163        1,558            269
Net income                                            $   922      $   317     $  2,667       $  1,754
PER SHARE DATA
Net income, basic                                     $  0.32      $  0.11     $   0.92       $   0.61
Net income, diluted                                      0.30         0.10         0.86           0.58


         Year Ended December 31, 2002. For the year ended December 31, 2002, we had net income of $2.67 million, or $0.92 per basic share, or $0.86 per diluted share. This compared to net income of $1.75 million, or $0.61 per basic share, or $0.58 per diluted share for the year ended December 31, 2001.

         The principal factor affecting the increase in net income was an $87.92 million, or 47%, increase in average earning assets from the year 2001 to the year 2002. The increase in earning assets produced an increase of $3.37 million in net interest income, while net interest margin decreased from 4.31% for the year ended December 31, 2001 to 4.16% for the year ended December 31, 2002. The yield on earning assets decreased from 7.50% for the year ended December 31, 2001 to approximately 6.03% for the year ended December 31, 2002, and the rates paid on interest bearing liabilities decreased from 3.96% for the year ended December 31, 2001 to approximately 2.28% for the year ended December 31, 2002.

         Further contributing to increased net income was the increase in noninterest income, which, excluding gains on investment securities of $337 thousand for the year ended December 31, 2002 and $358 thousand for the year ended December 31, 2001, increased 89%, from $966 thousand for the year ended December 31, 2001 to $1.82 million for the year ended December 31, 2002. Service charges increased 47%, from $704 thousand to $1.04 million and other noninterest income and gain on sale of loans increased an aggregate of 200% from $262 thousand to $785 thousand. Significant in the increase in noninterest income were gains recognized on the sale of the insured portion of SBA loans which increased from $96 thousand in 2001 to $327 thousand in 2002, and fees earned in the Bank's residential mortgage loan program, which increased from $52 thousand in 2001 to $165 thousand in 2002.

         Offsetting the increases in net interest income and noninterest income were increases in noninterest expenses. Total noninterest expenses increased 33% from $6.45 million for 2001 to $8.58 million for 2002. Employee salaries and benefits increased $1.06 million or 31% from $3.45 million to $4.51 million, and premises and equipment expenses increased 35%, from $1.22 million in 2001 to $1.65 million in 2002, principally due to costs associated with a new branch office in Gaithersburg, Maryland, a full year of operations for the Washington, DC office and expenses associated with the expansion of support facilities and equipment. Other noninterest expenses increased 37% from $1.78 million for 2001 to $2.43 for 2002. The increase in these expenses are consistent with the needs of a rapidly growing bank.

         In comparing the results of operations for 2002 to those in 2001, the reader should note the recording of income tax expense for a full year of operation in 2002. The income tax expense for 2001 was $269 thousand as compared to $1.56 million for 2002. When it became apparent during 2001 that the realization of previously unrecorded net deferred tax assets was more likely than not, they were recognized during the second quarter of 2001, and income tax expense was recorded in subsequent periods. The effective tax rate for the year ended December 31, 2001 was 13.3% compared to 36.9% for the year ended December 31, 2002.

         For the year ended December 31, 2002, the Company recorded a provision for credit losses of $843 thousand, as compared to a provision of $979 thousand for the year ended December 31, 2001. At December 31, 2002, the allowance for loan and leases losses was $2.77 million, as compared to $2.11 million, for the year ended December 31, 2001. The provision for the year ending December 31, 2001, was $136 thousand greater than for the year ending December 31, 2002, although the portfolio, new loan volume, and net charge offs ($10 thousand for 2001 and $188 thousand for 2002) was greater in 2002 than in 2001. The proportionally greater provision in 2001 versus 2002 was a result of the Company modifying certain analysis factors dictated by the general economic slowdown in 2001 and the uncertainties caused by the events of September 11, 2001.

         At December 31, 2002, the Company had one loan classified as nonperforming in the amount of $147 thousand. The Company had one other loan relationship, in the amount of $869 thousand, secured by a number of automobile lease contracts, of which $703 thousand was secured by individual leases that were past due more than ninety days but still accruing. The loan account is being managed aggressively. Through December 31, 2002, nine vehicles had been repossessed and six had been sold during 2002 and three vehicles were being held for sale by the Company. The estimated total value of these vehicles was $3.5 thousand. A specific reserve of $94 thousand is included in the allowance for this relationship. Management believes that the specific reserve is adequate for the losses identified and associated with this relationship, however, future events could cause actual future losses to exceed the specific reserve. There can be no assurance that there are no other losses relating to this relationship which may be recognized, or that recognized losses will not exceed the specific reserve.

         At December 31, 2002, there were $721 thousand of loans past due more than ninety days and continuing to accrue interest, including $703 thousand represented by the vehicle leases noted above. There are no other loans which are currently performing where information known to management about possible credit problems of the borrower causes it to have serious doubts about the borrower's ability to comply with the current repayment terms of the loan

         Three Months Ended December 31, 2002. For the three months ended December 31, 2002, we had net income of $922 thousand, or $0.32 per basic share, or $0.30 per diluted share. This compared to net income of $317 thousand, or $0.11 per basic share or $0.10 per diluted share for the three months ended December 31, 2001.

         The principal factor resulting in the increase in net interest income was the increased volume of earning assets leading into the quarter and continued moderate growth during the quarter. The increased earning assets produced a net increase of $898 thousand in net interest income, while net interest margin decreased from 4.21% for the fourth quarter of 2001 to 3.99% for the fourth quarter of 2002. The yield on earning assets decreased from 6.63% in the fourth quarter of 2001 to 5.59% for the fourth quarter of 2002, and the rates paid on interest bearing liabilities decreased from 3.03% to 1.93% for the respective quarters.

         Further contributing to increased net interest income was a 57% increase in noninterest income which, excluding gains on investment securities of $194 thousand for the three months ended December 31, 2002 and $6 thousand for the three months ended December 31, 2001, increased from $351 thousand for the three months ended December 31, 2001 to $550 thousand for the three months ended December 31, 2002. Significant in the three months ended December 31, 2002, other noninterest income and the gains on sale of loans increased an aggregate of 94% over the three months ended December 31, 2001, increasing from $142 thousand in the fourth quarter of 2001 to $276 thousand in the fourth quarter of 2002. The increase was attributable to approximately $54 thousand in earnings from bank owned life insurance policies that were purchased in 2002, and $80 thousand in fees from the Bank's residential mortgage loan program resulting from the high level of refinancing due to lower interest rates.

         Offsetting the increases in net interest income and noninterest income were increases in noninterest expense items. Total noninterest expenses increased from $1.79 million to $2.37 million, or 32%, from the quarter ending December 31, 2001 as compared to the to the quarter ending December 31, 2002. Employee salaries and benefits increased $298 thousand, or 31%, from $972 thousand to $1.27 million due to a general level of higher salaries in 2002, additional branch, lending and administrative personnel and bonus awards granted by the Board of Directors to all members of the staff in recognition of their efforts resulting in the Company's performance in 2002.

         For the three months ended December 31, 2002, the company recorded a provision for possible credit losses of $168 thousand, as compared to a provision of $436 thousand recorded for the three months ended December 31, 2001. The greater provision in the fourth quarter of 2001 versus the fourth quarter of 2002 was a result of the modification of our analysis of the allowance dictated by the general economic slow down in 2001 and the uncertainties caused by the events of September 11, 2001.

         Income tax expense increased from $163 thousand for the three months ended December 31, 2001 to $534 thousand for the same period in 2002 due to higher levels of net income. The effective tax rates for these periods were 36.7% in 2002 and 34% in 2001.

         In _________ 2003, we issued options to purchase ________ shares to our executive officers and employees, at an exercise price of $____ per share. At January 16, 2003, there were options to purchase an aggregate of 437,967 shares of common stock outstanding, and options to purchase 130,778 shares remained available for issuance under our stock option plan.

         ADDITIONAL INFORMATION

         For additional information regarding our business and finances, please refer to the Management's Discussion and Analysis and Consolidated Financial Statements included in the Annual Report to Shareholders for the year ended December 31, 2001 and Quarterly Report on Form 10-QSB for the nine months ended September 30, 2002 included as a part of this prospectus, and to the documents listed in "Where You Can Find Additional Information About Eagle Bancorp and Documents Included with this Prospectus" which are incorporated by reference in this prospectus.

           SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information as of ______, 2003 concerning the number and percentage of shares of the common stock beneficially owned by our directors and executive officers, and by all of our directors and executive officers as groups, as well as information regarding each other person known by us to own in excess of five percent of the outstanding common stock. Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and sole investment power with respect to all such shares. Except as set forth below, we are not aware of any other person or persons who beneficially own in excess of five percent of the common stock. We are not aware of any arrangement which at a subsequent date may result in a change of control of Eagle Bancorp.

                  Name                                  Position                 Number of Shares        Percentage(1)
----------------------------------------------------------------------------------------------------------------------
Leonard L. Abel                           Chairman of Board of Eagle Bancorp and;   130,550(2)               4.44%
                                                 Director of EagleBank

Dudley C. Dworken                             Director of Eagle Bancorp and          56,687(3)               1.96%
                                                        EagleBank

Eugene F. Ford, Sr.                             Director of Eagle Bancorp            61,483(4)               2.13%

Ronald D. Paul                                Vice Chairman, President and          203,330(5)               6.83%
                                               Treasurer of Eagle Bancorp;
                                             Chairman of Board of EagleBank

H.L. Ward                                     Executive Vice President and           43,550(6)               1.49%
                                               Director of Eagle Bancorp;
                                           President, Chief Executive Officer
                                                and Director of EagleBank

Thomas D. Murphy                             Executive Vice President, Chief         29,050(7)               0.99%
                                            Operating Officer and Director of
                                                        EagleBank

Susan G. Riel                               Executive Vice President, Senior         20,525(8)               0.70%
                                             Operations Officer of EagleBank

Martha Foulon-Tonat                         Executive Vice President - Chief         16,850(9)               0.58%
                                              Lending Officer of EagleBank
                                                                                --------------------     ---------------

All directors and executive officers of
Eagle Bancorp as a group (9 persons)                                                579,915(10)              18.36%
                                                                                ====================     ===============

(1) Represents percentage of 2,897,704 shares issued and outstanding as of January 8, 2003, except with respect to individuals holding options exercisable within 60 days of that date, in which event, represents percentage of shares issued and outstanding plus the number of shares for which that person holds options exercisable within 60 days of January 8, 2003, and except with respect to all directors and executive officers of Eagle Bancorp and Eagle Bancorp and EagleBank as groups, in which case represents percentage of shares issued and outstanding plus the number of shares for which those persons hold options exercisable within 60 days of January 8, 2003.

(2)      Includes warrants to purchase 43,750 shares of common stock.
(3) Includes 43,750 shares held in a trust of which Mr. Dworken is beneficiary and options and warrants to purchase 12,851 shares of common stock.
(4) Includes options and warrants to purchase 18,233 shares of Common Stock and 21,875 shares held by Mr. Ford's spouse.
(5) Includes 113,750 shares held in trust for Mr. Paul's children. Includes options to purchase 81,130 shares of common stock.
(6)      Includes options to purchase 30,775 shares of common stock.
(7) Includes options to purchase 27,650 shares of common stock. Also includes 400 shares held by his spouse for their minor child.
(8) Includes options to purchase 16,150 shares of common stock. (9) Includes options to purchase 16,150 shares of common stock. (10) Includes options and warrants to purchase 261,439 shares of common stock.

                      MARKET FOR COMMON STOCK AND DIVIDENDS

         Market for Common Stock and Dividends. Our common stock is listed for trading on the Nasdaq Small Cap Market under the symbol "EGBN. To date, trading in the common stock has been sporadic and volume has been light. No assurance can be given that an active trading market will develop in the foreseeable future. The following table sets forth the high and low bid prices for the common stock during each calendar quarter during the last two fiscal years, though January 21, 2003. These quotations reflect interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the common stock. Prices have been adjusted to reflect a seven for five stock split in the form of a 40% stock dividend paid as of June 15, 2001. As of January 21, 2003, there were 2,897,704 shares of common stock outstanding, held by approximately 887 total beneficial shareholders, including approximately 419 shareholders of record.

                                   2003                         2002                         2001
                          ------------------------    --------------------------    ------------------------
Quarter                   High Bid       Low Bid       High Bid        Low Bid      High Bid       Low Bid
                         ----------     ----------    -----------     ----------   ----------     ----------
First                      $15.30        $13.42         $16.00         $10.65        $ 7.14        $ 5.71
Second                                                  $15.75         $14.55        $11.40        $ 6.07
Third                                                   $14.55         $11.25        $13.70        $10.26
Fourth                                                  $13.66         $11.66        $12.50        $ 9.90

         Dividends. We have not paid any cash dividends to date. In March 2000, we effected a five for four stock split in the form of a 25% stock dividend. In June 2001 we effected a seven for five stock split in the form of a 40% stock dividend. The payment of cash dividends will depend largely upon the ability of EagleBank, our sole operating business, to declare and pay dividends. EagleBank's ability to pay dividends will depend primarily upon its earnings, financial condition, and need for funds, as well as applicable governmental policies. Even if we have earnings in an amount sufficient to pay dividends, the Board of Directors may determine, and it is the present intention of the Board of Directors, to retain earnings for the purpose of funding growth.

         Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends EagleBank may pay without prior approval. Prior regulatory approval is required to pay dividends which exceed EagleBank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.

         The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company's financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, EagleBank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. EagleBank currently is not in default under any of its obligations to the FDIC.

                        DESCRIPTION OF OUR CAPITAL STOCK

         Eagle Bancorp's authorized capital consists of 20,000,000 shares of common stock, $.01 par value, and 1,000,000 shares of undesignated preferred stock, $.01 par value. As of January 16, 2003, there were 2,897,704 shares of common stock outstanding and no shares of preferred stock outstanding. There were also options and warrants to purchase 437,967 shares of common stock outstanding under our 1998 Stock Option Plan, all which were exercisable.

         Common Stock. Holders of common stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the Board of Directors out of legally available funds, and, subject to the rights of any class of stock having preference to the common stock, to share ratably in any distribution of Eagle Bancorp's assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up. Shareholders do not have cumulative voting rights or preemptive rights or other rights to subscribe for additional shares, and the common stock is not subject to conversion or redemption. The shares of common stock to be issued in this offering will be, when issued, fully paid and non-assessable.

         Preferred Stock. The Board of Directors may, from time to time, by action of a majority, issue shares of the authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, the Board may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock. As of the date hereof, no shares of preferred stock are outstanding.

         The existence of shares of authorized undesignated preferred stock enables us to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of common stock.

         The existence of authorized shares of preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts or of facilitating a negotiated acquisition. Such shares, which may be convertible into shares of common stock, could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile acquisition more expensive.

         Limitations on Payment of Dividends. The payment of dividends by Eagle Bancorp will depend largely upon the ability of EagleBank to declare and pay dividends to Eagle Bancorp, as the principal source of Eagle Bancorp's revenue will be from dividends or interest payments on capital debt securities paid by EagleBank. Dividends will depend primarily upon the bank's earnings, financial condition, and need for funds, as well as applicable governmental policies and regulations. Even where we have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding growth.

         Regulations of the Federal Reserve and Maryland law place limits on the amount of dividends EagleBank may pay without prior approval. Prior regulatory approval is required to pay dividends which exceed the bank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. Federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.

         The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as currently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company's financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, EagleBank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. See "Market for Common Stock and Dividends" at page __.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND MARYLAND LAW

         Consideration of Business Combinations. The Articles of Incorporation provide that where the Board of Directors evaluates any actual or proposed business combination, the Board of Directors shall consider the following factors: the effect of the business combination on the corporation and its subsidiaries, and their respective shareholders, employees, customers and the communities which they serve; the timing of the proposed business combination; the risk that the proposed business combination will not be consummated; the reputation, management capability and performance history of the person proposing the business combination; the current market price of the corporation's capital stock; the relation of the price offered to the current value of the corporation in a freely negotiated transaction and in relation to the directors' estimate of the future value of the corporation and its subsidiaries as an independent entity or entities; tax consequences of the business combination to the corporation and its shareholders; and such other factors deemed by the directors to be relevant. In such considerations, the board of directors may consider all or certain of such factors as a whole and may or may not assign relative weights to any of them. The foregoing is not intended as a definitive list of factors to be considered by the board of directors in the discharge of their fiduciary responsibility to the corporation and its shareholders, but rather to guide such consideration and to provide specific authority for the consideration by the board of directors of factors which are not purely economic in nature in light of the circumstances of the corporation and its subsidiaries at the time of such proposed business combination.

         Amendment of the Articles of Incorporation. In general, the Articles of Incorporation may be amended upon the vote of two-thirds of the outstanding shares of capital stock entitled to vote, the standard vote required under Maryland law.

         Restrictions on Business Combinations with Interested Shareholders.
Section 3-602 of the Maryland General Corporation Law ("MGCL"), as in effect on the date hereof, which is applicable to the Bank to the extent that the Financial Institutions provisions of Maryland law do not provide otherwise, imposes conditions and restrictions on certain "business combinations" (including, among other various transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns at least 10% of the corporation's stock (an "interested shareholder"). Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the corporation's board of directors, and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation's common shareholders receive a "fair price" (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. The Articles of Incorporation and Bylaws of the Bank do not include any provisions imposing any special approval requirements for a transaction with a major shareholder, and they do not opt out from the operation of Section 3-602.

         Control Share Acquisition Statute. Under the MGCL's control share acquisition law, as in effect on the date hereof, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of 10%, 33-1/3% and 50% of the outstanding shares are denied unless conferred by a special shareholder vote of two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's charter or bylaws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. Unless a corporation's charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at "fair value" if the voting rights are not approved or if the acquiring person does not deliver a "control share acquisition statement" to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder's meeting to consider authorizing voting rights for control shares subject to certain disclosure obligations and payment of certain costs. If voting rights are approved for more than fifty percent of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash. The Articles of Incorporation and Bylaws of the Bank do not include any provisions restricting the voting ability of major shareholders, and do not opt out from the operation of the control share acquisition law.

                                  LEGAL MATTERS

         The validity of the shares offered hereby and certain other legal matters will be passed upon for Eagle Bancorp by the law firm of Kennedy, Baris & Lundy, L.L.P., Bethesda, Maryland. Members of Kennedy, Baris and Lundy, L.L.P. own an aggregate of approximately 3,500 shares of common stock.

                                     EXPERTS

         The consolidated financial statements at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 incorporated by reference in this prospectus have been audited by Stegman & Company, independent auditors, as stated in their reports, incorporated by reference herein, and have been incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION
                               ABOUT EAGLE BANCORP
                   AND DOCUMENTS INCLUDED WITH THIS PROSPECTUS

         This prospectus includes and is being delivered with copies of Eagle Bancorp's Annual Report to Shareholders for the year ended December 31, 2001 and its Quarterly report on Form 10-QSB for the nine months ended September 30, 2002.

         Eagle Bancorp files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a World Wide Web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies, including Eagle Bancorp, that file electronically with the SEC.

         We have filed a Registration Statement on Form S-2 to register the common stock to be sold in the offering. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement. SEC regulations allow us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superceded by information that has been incorporated by reference from more recent documents.

         This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (file no. 0-25923).

         (1) Annual Report on Form 10-KSB for the year ended December 31, 2001, including the information appearing under the following captions in our Proxy Statement for the Annual Meeting of Stockholders held on May 21, 2002:

                           "Voting Securities and Principal Shareholders" at page 3; "Election of Directors" at pages 4 through 6; "Executive Compensation" at pages 8 through 12; "Executive Officers Who Are Not Directors" at page 12; "Certain Relationships and Related Transactions" at pages 12 and 13; and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" at page 15;

         (2) Annual Report to Shareholders for the year ended December 31, 2001; and

         (3) Quarterly Reports on Form 10-QSB for the periods ended March 31, 2002; June 30, 2002 and September 30, 2002.

         Also incorporated by reference are additional documents that we may file with the SEC after the date of this prospectus and before the termination of the offering. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K or 10-KSB, Quarterly Reports on Form 10-Q or 10-QSB, and Current Reports on Form 8-K. Information contained in later filed documents will supersede information in earlier filed documents, to the extent that they are inconsistent.

         You can obtain any of the documents incorporated by reference from us, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from Eagle Bancorp without charge, including any exhibits specifically incorporated by reference therein. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

         Wilmer L. Tinley, Chief Financial Officer
         Eagle Bancorp, Inc.
         7815 Woodmont Avenue
         Bethesda, Maryland 20814
         Telephone (301) 986-1800

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated _______, 2003. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

                                   Appendix 1

                               Eagle Bancorp, Inc.









                          Annual Report to Shareholders
                               for the year ended
                                December 31, 2001

[photos omitted]

To Our Shareholders:

We are extremely pleased with the results of our operations for the year 2001, as reflected in this Annual Report. Our net income for 2001, before income taxes, was $2,023,000, which is 91% greater than that of 2000. Net income after taxes (and including security gains) was $1,754,000 which exceeded 2000 results by more than 66%. Total assets of $237 million and loans of $186 million reflect increases of 44% and 60% respectively.

These extraordinary results were achieved in a year in which the economy and banks in general felt the impact of increased unemployment, decreased profits and large losses in the securities markets. To reflect these changing economic conditions, we increased our loan loss reserves by 20% or approximately $400 thousand. We were most fortunate not to have had any significant losses during the year and our loan portfolio continues to be strong and of high quality. Even with the change in the economy, as of December 31, 2001 our total past due loans and leases were $91,000 or less than 0.5% of our loan portfolio. Our total delinquencies in excess of 90 days were just $19,000. Despite the increases in our reserves and extensive capital expenditures to fund our growth, we still achieved the excellent results that are noted above and detailed throughout our report.

We continue to expand and grow. In addition to our District of Columbia branch, that opened in June 2001, we opened our sixth branch in Shady Grove on March 18, 2002. We anticipate that, with the significant growth in the Rockville/Gaithersburg areas, Shady Grove will be very successful. In addition, our high concentration of medical and healthcare businesses will be better served by a location in the Shady Grove area.

     Our success is due to several factors.  They include:

     o An active and productive Board of Directors. During the year EagleBank was fortunate to add two new directors, Phyllis D. Thompson and Neal R. Gross, both of whom will enhance our presence in the District of Columbia.
     o A staff which is second to none, led by a team of five senior officers who comprise the majority of our Executive Committee and whose talents and experience have combined to provide the smooth and efficient vehicle that is driving our excellent results. They are H.L. Ward, President & CEO; Thomas D. Murphy, Executive Vice President & Chief Operations Officer; Susan G. Riel, Senior Vice President & Chief Administrative Officer; Martha Foulon-Tonat, Senior Vice President & Chief Lending Officer and Wilmer L. Tinley, Senior Vice President & Chief Financial Officer.
     o Our dedication to personal, prompt and competitive service and products which have attracted considerable business from our larger, highly structured and impersonal competition. We intend to maintain these qualities as we continue to grow and will never compromise this critical ingredient of EagleBank's success.

We are extremely excited about the upcoming year. The growth and earnings momentum that we have experienced over the past three years should continue well into the future. The growth of our loan portfolio continues, without compromising credit quality. We are proud of the growth in our Home Equity Product as well as our newly formed SBA Lending program. Our Construction Loan Program has experienced tremendous growth and we have added staff to allow for additional growth in 2002.

We were pleased to have been able to issue additional shares last year as a result of a 40% stock split. We thank you for your continued support as the Eagle continues its journey to new heights. We look forward to meeting you at the Annual Meeting on May 21, 2002.




/s/ Leonard Abel                            /s/ Ronald D. Paul                          /s/ H. L. Ward



         Leonard Abel                       Ronald D. Paul                              H. L. Ward
Chairman, Eagle Bancorp, Inc        President and CEO, Eagle Bancorp, Inc.      President and CEO, EagleBank
                                        Chairman, EagleBank                  Executive Vice President, Eagle Bancorp, Inc.

                         [Photos. Logos and map omitted]

                    Everything about us says we're different.

                         We don't strive to be different

                  It just happens when you strive to be better.

                                [Photos omitted]

You don't keep customers by lower fees or new products. Eventually, those will be duplicated. You keep them by providing better service. I like to provide service so extraordinary that you see surprise in the customer's face.

Better Banking Principles

Four years ago, we started EagleBank with little more than determination, an idea, and decades of banking experience. The idea was not revolutionary. At least, not to businesspeople. We thought that a community bank could prosper by giving customers good old-fashioned personal attention, competitive products and services, and a single focus on the Washington area. We believed that people had wearied of large and unresponsive national and regional banks whose names and ownership changed at a dizzying pace.

We began with seven principles that would guide our enterprise.

1. A bank's home office should be minutes away by car, not hours away by plane. The Washington area is not a part of our business. It is our business.

2. Bankers must know more about their customers than what they read in a financial profile. Sometimes you just have to shake people's hands, look into their eyes, and listen to them to determine their credit worthiness.

3. All banking decisions that affect a community should be made in that community. Otherwise, those decisions are made by formula and formulas don't make good banking sense.

4. Small and medium-sized businesses are the engines of the community. We share with them the deep commitment to the community so our efforts are focused on their success.

5. We want to say yes! If we don't have a service or product that meets a customer's needs, we'll create one.

6. We treasure the friendship and confidence of the Washington community. We think of them as our neighbors and we want them to think of us as the community's bank.

7. We will listen. We will never get better advice than that which we get from our own customers.

Those principles form the foundation for everything we do as a bank: our products, our services, our business demeanor, our relationship with the Washington community.

                                [Photos omitted]

Failure to listen to your customers is a terminal illness for businesses. You've got to listen to their desires and create the services and products they want. Make it a custom product if you have to. And when a customer offers criticism, thank them. They've just made you a better company.

Better Banking Skills

So, how did we get to where we are, other than "quickly"?

Strong Focus
First, we established small businesses and professionals as our market focus and we have never strayed from that focus. Our resources are not scattered and diluted by haphazard ventures into areas beyond that focus. Instead, all of our energy is devoted to acquiring small business expertise and developing products and services that help those businesses succeed. Unlike bigger banks, we want to service one market well, rather than several badly.

You don't establish yourself as a small business advocate by saying all the right things but by doing them. The difference quickly becomes apparent to the small business owner.

We don't want to tell our
customers what we have, we want them to tell us what they need. And when they do, we listen.

Strong Growth Strategy
Second, we've grown from the inside out, developing our new relationships one at a time, not through the acquisition of smaller banks and bank branches. All of our customers chose to become EagleBank customers. They were not involuntarily traded as part of an acquisition or merger. We therefore enjoy terrific customer loyalty that means greater customer retention.

Strong Banking Skills
Finally, while our hallmark is the personal attention we give our customers as a community bank, it is not a substitute for banking skill. Smiles are not a substitute for competence, friendliness is not a substitute for resourcefulness, and knowing a customer's name is not a substitute for knowing their needs. The bottom line is that we need to know our market better than anyone else. We need to be innovative. We need to provide top quality products and services. We need to be competitive.

Our success is built upon the abilities, drive and experience of our people. "Expert" is what they are. "Friendly" is only how they deliver it.

Strong Listening Skills
Who knows business better than businesspeople? Our job is not to tell people how to run their businesses but, through our banking skills, to help them run them better. We provide banking solutions to business needs. If we listen to their problems, if we listen to their needs and suggestions, they will tell us how to be a successful bank. And they have.

Let's take a few cases in point:

Construction/Permanent Loans
Local builders told us that banks made it too difficult for individuals to build their own homes. Ordinarily, it takes three loans: one to purchase the land, one to construct the home and finally permanent financing in the form of a mortgage. Each loan has its own costs, requires a considerable time commitment and creates more than a bit of anxiety.

We listened.

We created EagleBank's Construction/Permanent Loan and rolled all three loans into one loan with a single closing. Construction/Permanent Loans are not only convenient to the buyer but they also provide one-stop shopping and tangible cost savings as well.

Meanwhile, builders love Construction/Permanent Loans because they do not tie up the builders' existing lines of credit, they reduce the builders' financing costs, and they are a great marketing tool for growing their custom homebuilding business.

Small Business Loans
Small business owners told us that one of their most vexing problems was access to affordable capital. At pivotal points in the history of any business, owners need capital that can address their unique business needs. Most conventional loans, because of risk management, are inadequate or too inflexible.

We listened.

Since we began operations in 1988, EagleBank has participated in Small Business Administration loan guarantee programs. With SBA's guarantees, we can provide loans for more uses (start-up and permanent working capital, equipment, acquisition/construction of owner-occupied real estate, business acquisition, debt refinance and consolidation), for longer terms (7-25 years). We can also provide a higher percentage (up to 90%) of the total financing needed. There is no balloon payment at the end and loans cannot be recalled.

Think we're serious about small business? There's more.
We appointed a Vice President for SBA Lending to demonstrate our commitment and raise the level of our expertise. By FY 2000, EagleBank had made the Washington Business Journal's 2001 List of the Top SBA Lenders entering the list at number eight.

Escrow Management
Lawyers, title companies, realtors, and landlords all manage numerous small escrow accounts for clients. And all have told us of the accounting headaches and staff time involved with managing so many separate accounts.

We listened.

We created the EagleBank Escrow Manager Account. The Escrow Manager is a free client service that allows the numerous funds to be deposited into a single master account. Sub-accounts within the master account are tracked by EagleBank. Customers receive one monthly statement showing the balances and histories of all the sub-accounts. Information on individual accounts can be obtained by the customer at any time.
Additionally, EagleBank provides IRS reporting and will mail 1099 forms directly to customers' clients.

Finance Leasing
Cash flow is always a concern to small businesses. Our customers, among them those in the construction and printing industries, wanted an alternative to tying up large sums of capitol necessitated by purchasing expensive equipment.

We listened.

We created the EagleBank Finance Leasing Program. Under this program, the bank actually purchases the equipment and leases it to the customer. Because a down payment is not required, this arrangement relieves pressure on the customer's operating funds and cash flow that an outright purchase of the equipment would cause. Leases involve less paperwork and the option to purchase is still available to the customer at a future date.

Real Estate Lending
Real estate developers and investors told us that what they really needed was a bank that could give an answer to their loan requests within days, not months. Large banks can take weeks for an approval and at least 60 days to get to the settlement table. A customer's business opportunity can be lost because the approval and settlement process takes too long.

We listened.

EagleBank staffed its real estate department with seasoned professionals with a combined 40 years of real estate lending experience. Our lenders are generalists who make loans from $100,000 up to $5,000,000 and are qualified to handle any of the following types of properties: residential multi-family, office buildings and condominiums, stand-alone retail properties, retail shopping centers, industrial warehouses, self-storage facilities, and builder residential construction.

Loan approvals in as little as seven days and settlement often within 30 days, handled by flexible, innovative lenders - that is how EagleBank has responded to its customers' needs.

Better Banking Performance

So, after almost four years, how are we doing? Even during a year in which all of us were affected by the weakening economy, EagleBank continued its unbroken string of strong performances.

Throughout our short history, EagleBank's policy has been one of judicious but aggressive growth, expansion of services, and investment in our community. Despite the challenges that faced all of us in 2001, we at EagleBank reflect with pride on our performance.

In number of employees, we've gone "from zero to sixty". From the original "home office" in Bethesda, we now have branches in Silver Spring (2), Rockville, and Washington, DC. And, on March 18, 2002, we opened a second branch in Rockville. To service our customers, we have established twenty-one ATM sites around the area.

But we realize that physical growth means little if it isn't accompanied by growth in key financial figures. Those who have followed EagleBank know just how solid our financial performance is. Even in 2001, a difficult year by any standard, EagleBank's performance was robust as you will see in the financial report that follows.

                                [Photos omitted]

When a businessperson comes into our office looking worried and leaves looking relieved, that's when we know that we've done our job.

Only One Clear and Constant Goal
We have a very clear idea of who we are and what we want to be. We don't aspire to be the biggest bank in the country. We aspire to be the best bank in our community.

We don't want to be national. We don't want to cover the eastern seaboard. We don't want to be on anyone's "ten largest" list.

We want to provide the best products, the fastest service, the most useful knowledge to our customers. We want small business owners to think of us as their advocate, not their adversary.

We want to be the Washington area's hometown bank. We want to know our customers as no one else knows them: their needs, their strengths, their aspirations. We want to be their bank of choice, not their bank by default.

We have only one goal: We want to be the best at what we do. EagleBank. Different. Better.

Here's our list of the top 10 people at EagleBank. The customer is number one and there is no two through ten. Our customers are our most credible advertising. They have nothing personal to gain by recommending us. to gain by recommending us.

EAGLEBANK BOARD OF DIRECTORS


Leonard L. Abel *                   Until retiring in 1994, Mr. Abel was partner-in-charge of
Chairman Eagle                      the certified public accounting firm of Kershenbaum, Abel,
Bancorp, Inc.                       Kernus and Wychullis, Rockville, Maryland.

Ronald D. Paul *                    President of Ronald D. Paul Companies, which is engaged
President  and CEO                  in the business of real estate development and management
Eagle Bancorp Inc.,                 activities. Chairman of Bethesda Investments, Inc., a private
Chairman, EagleBank                 venture capital fund.

H.L. Ward *                         President and Chief Executive Officer of EagleBank and Executive Vice President of Eagle
                                    Bancorp, Inc.

Arthur H. Blitz                     An attorney engaged in private practice and a partner in the Bethesda law firm of Paley,
                                    Rothman, Goldstein, Rosenberg & Cooper.

Dudley C. Dworken *                 Owner of Curtis Chevrolet-Geo, an automobile dealer in
                                    Washington, D.C.

Steven L. Fanaroff                  Vice President and Chief Financial Officer of Magruder Holdings, Inc., a regional supermarket chain.

Eugene F. Ford, Sr. **              Engaged in the business of property management and development. Chairman of Mid-City Financial
                                    Corporation, an apartment developer.

Eugene F. Ford, Jr.                 Engaged in the business of property management and apartment development.  President of
                                    Mid-City Financial Corporation, an apartment developer.

Harvey M. Goodman                   President of Goodman, Gable, Gould Company a Maryland based public insurance adjusting firm.

Neal R. Gross                       Chairman and Chief Executive Officer of Neal R. Gross & Co., Inc., a Washington, D.C. based court reporting service.

Benson Klein                        A partner in the law firm of Ward & Klein.

David H. Lavine                     Owns and operates the local Chesapeake Bagel Bakery retail chain.

Bruce H. Lee                        Vice President of Development and a member of the Board of Directors of Lee Development Group.

Philip N. Margolius                 A partner in the law firm of Margolius, Mallios, Davis, Rider & Tomar, L.L.P.

Thomas D. Murphy                    Executive Vice President and Chief Operating Officer of EagleBank.

Donald R. Rogers                    A partner in the private practice of law with the Rockville, Maryland based firm Shulman,
                                    Rogers, Gandal, Pordy & Ecker, P.A.

Worthington H. Talcott, Jr.         A partner in the private practice of law with the Rockville, Maryland based firm Shulman,
                                    Rogers, Gandal, Pordy & Ecker, P.A.

Phyllis D. Thompson                 Partner in the Washington law firm of Covington & Burling.

Leland M. Weinstein                 President of  Syscom Services, Inc. an e-business workflow and internet consulting firm.

*    Director Eagle Bancorp, Inc.
**   Director Eagle Bancorp, Inc. only

                            [Director photos omitted]

                                                     EAGLE BANCORP, INC. - 2001

Summary of Financial Information
(In Thousands of Dollars, except per share data)


Summary information is presented for the years 2001, 2000, 1999 and 1998. The Company was a development stage company from October 28, 1997 to June 22, 1998, and the Bank did not open for business until July 20, 1998. Therefore, financial information for 1998 does not represent a full year of banking operations.


Results of Operations                    2001               2000          1999               1998
                                         ----               ----          ----               ----
Interest income                        $ 14,121           $ 10,501       $5,170            $ 1,011
Interest expense                          5,998              4,549        2,022                277
Net interest income                       8,123              5,952        3,148                734
Provision for credit losses                 979                581          424                164
Noninterest income                        1,324                351          211                 23
Noninterest expense                       6,445              4,664        3,786              1,992
Net income (loss)                         1,754              1,058         (851)            (1,399)
Basic income (loss) per share          $   0.61           $   0.36       $(0.29)           $ (0.48)
Diluted income (loss) per share        $   0.58           $   0.36       $(0.29)           $ (0.48)


Financial Condition (December 31)


Total assets                           $236,833           $164,082     $113,218            $52,039
Net loans                               185,818            116,576       63,276             19,984
Total deposits                          195,688            135,857       90,991             34,631
Total equity                             17,132             15,522       13,675             14,949

Return On Assets and Equity and Average Equity to Average Assets

Results of Operations                    2001               2000          1999               1998
                                         ----               ----          ----               ----
Return on assets                           0.88%              0.78%       (1.07)%             (7.19)%
Return on equity                          10.56%              7.41%       (5.91)%            (17.23)%
Equity to assets                           8.36%             10.40%       18.22%              41.73%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis provides an overview of the financial condition and results of operations of Eagle Bancorp, Inc. (the "Company") and EagleBank (the "Bank") for the years 2001, 2000 and 1999.

This report contains forward looking statements within the meaning of the Securities Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Company operations and policies and regarding general economic conditions. In some cases, forward looking statements can be identified by use of such words as "may", "will", "anticipate", "believes", "expects", "plans", "estimates", "potential", "continue", "should", and similar words or phases. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors and other conditions which, by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward looking statements. The Company does not undertake to update any forward looking statements to reflect occurrences or events which may not have been anticipated as of the date of such statements.

It is intended that this discussion and analysis help the readers in their analysis of the accompanying consolidated financial statements.

GENERAL

Eagle Bancorp, Inc. was incorporated under the general corporation laws of the State of Maryland, on October 28, 1997, and is headquartered in Bethesda, Maryland. The Company was formed to be a bank holding company for EagleBank, its Maryland chartered commercial bank subsidiary.

On June 9, 1998 the Company closed its initial offering of shares of the Company stock, having received subscriptions for 1.65 million shares of common stock. Gross proceeds of the offering amounted to $16.5 million.

On July 20, 1998, having received the required approvals from the State of Maryland and Federal Reserve System and been accepted for deposit insurance by the FDIC, EagleBank opened its first office in Rockville, Maryland. On that date, the Company became a bank holding company by capitalizing the Bank with $7.75 million.

On August 4, 1998, a second office was opened in Silver Spring and on November 9, 1998 the Bank's main office was opened at 7815 Woodmont Avenue, Bethesda. The Bank's main office also serves as the headquarters for the Company. A fourth office, the Bank's second in Silver Spring, was opened September 1, 1999 at 850 Sligo Avenue, Silver Spring. A fifth office was opened May 22, 2001, at 20th and K Streets in Northwest, Washington, DC. A sixth office opened March 18, 2002 at Shady Grove and Blackwell Roads in Gaithersburg, Maryland. This office will expand the Bank's service area in its primary market of Montgomery County.

EagleBank was formed to serve the business community of Montgomery County, Maryland, and contiguous areas including Washington, DC. The Company offers a full range of services demanded by the business community including sweep accounts, lock box, escrow management and on-line wire transfer among other services.

During 2000, the Bank formed EagleLeasing, as a division of the Bank, to further expand its services to the business community. EagleLeasing was formed to provide lease financing to small businesses for a variety of equipment acquisitions. At year end 2001, leasing accounts stood at $676 thousand and expectations are for good growth in 2002. In March of 2001, the bank expanded on its Small Business Administration ("SBA") loan program and hired a loan officer specifically responsible for further developing the SBA loan portfolio. The expansion of the Bank's SBA loan program in 2001 contributed $96 thousand in gains on the sale of loans and expectations are for this source of income to increase in 2002 as more SBA loans are originated by the Bank.

The Company believes that the accompanying financial information attests to the support the Bank has received from the community. Assets of the Company reached $237 million as of December 31, 2001, an increase of 44% from December 31, 2000, and earnings increased 66% to $1.7 million. These achievements were accomplished after only three and one-half years of operations.

RESULTS OF OPERATIONS

The Company reported earnings of $1.75 million for the year ended December 31, 2001, as compared to income of $1.06 million, for the year ended December 31, 2000 and a net loss of $851 thousand for the year ended December 31, 1999. The income per basic share for 2001 was $0.61 and $0.58 per diluted share, the income per basic and diluted share for 2000 was $0.36 and for 1999 the loss per basic and diluted share was $0.29. During 2001, management determined that the realization of previously unrecorded net deferred tax assets were more likely than not, and therefore recognized previously unrecorded net deferred tax assets. Subsequent to such recognition, the company recorded $269 thousand in income tax expense. No income tax expense was recognized in 2000 or 1999. The results of 2001, earnings in excess of $1.7 million, were largely the result of the Company's growth in assets to $237 million, augmented by gains on the sale of securities of $358 thousand. The asset growth was built on the foundation established in 1999 and 1998 when the Company incurred losses expected of a new bank.

The Company ended the year with deposits at $195.7 million as compared to $135.9 million at December 31, 2000, an increase of 44%. Gross loans were at $187.9 million at December 31, 2001 as compared to $117.7 million at December 31, 2000, an increase of 60%. The increase in loans and accompanying decline in lower yielding securities and federal funds resulted in increased net interest income. The increase in loan volume was achieved without sacrificing credit quality as discussed later under the section addressing the provision for credit losses.

During 2001, the Company made a provision for credit losses of $979 thousand and ended the year with an allowance of 1.1% of outstanding loans, excluding loans fully secured by cash, readily marketable securities and government guarantees. The Bank uses the services of an outside consultant for periodic reviews of its loan portfolio to assess credit quality, loan documentation and collateral sufficiency. The Bank has also developed a comprehensive loan loss analysis system based on a guide provided by the Office of the Comptroller of the Currency to national banks. See "Asset Quality" below and Note 1 to the Consolidated Financial Statements.

During the year, the Company contributed $1.7 million in additional capital to the Bank from funds provided through a line of credit obtained by the Company and discussed later in this analysis. The contributions were made as the Bank grew in order to maintain the Bank's status as "well capitalized" as defined by regulatory guidelines.

NET INTEREST INCOME AND NET INTEREST MARGIN

Net interest income is the difference between interest income on earning assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investments. The cost of funds represents interest expense on deposits, customer repurchase agreements and other borrowings. Noninterest bearing deposits and capital are other components representing funding sources. Changes in the volume and mix of assets and funding sources, along with the changes in yields earned and rates paid, determine changes in net interest income. The net interest income in 2001 was $8.12 million compared to $5.95 million in 2000 and $3.15 million in 1999.

The following table shows the average balances and rates of the various categories of the Company's assets and liabilities. Included in the table is a measurement of spread and margin. Interest spread is the difference between the percentage rate earned on assets less the cost of funds expressed as a percentage. While spread provides a quick comparison of earnings rates verses cost of funds, management believes that margin provides a better measurement of performance. Margin includes the effect of noninterest bearing liabilities in its calculation and is net interest income expressed as a percentage of total earning assets. Interest spread decreased in 2001 from 2000 by 14 basis points, 3.54% from 3.68% and margin decreased 31 basis points, 4.31% from 4.62%. The decrease in both ratios is attributable to the rapid decline in interest rates effected by Federal Reserve policy. The effect of the decline in rates in 2001 was more than offset by the increase in the ratio of average loans to average assets from 62% in 2000 to 75% in 2001. Interest spread increased in 2000 from 1999 by 37 basis points, 3.68% from 3.31% while margin increased 33 basis points, 4.62% from 4.29%.

Because a significant portion of the loan portfolio is floating rate, the yield on the loan portfolio declined 105 basis points as the Federal Reserve reduced rates through out 2001. The investment portfolio yield declined only 72 basis points since many of the investments were not called or matured until late in 2001. The federal funds rate had fallen to 1.75% by year end. The decline in the yield on interest earning assets continues into 2002 and will be reversed only when the Fed raised its benchmark rates. On the liability side, management aggressively reduced rates on deposit accounts. The effect of these reductions is not evident in the average rate of approximately 5.56% for certificates of deposit. Many of those deposits matured in late 2001 and will mature in the earlier months of 2002. As these deposits mature rates for them also showed a marked decline as they roll into the Bank's much lower CD rate schedule.

Following the average balance table is a Rate/Volume table which expands on the basis of net interest income changes from year to year based on changes in interest rates or volumes of interest bearing assets and liabilities. This table reflects the significant increase in income attributable to growth of the Bank during 2001 and 2000 while highlighting the decline in net interest income due to rate in 2001 compared to 200 and the increase in net interest income due to rate in 2000 compared to 1999.

AVERAGE BALANCES, INTEREST YIELDS AND RATES, AND NET INTEREST MARGIN (In Thousands of Dollars)



                                              ----------------------------------------------------------------------------------
                                                                           Years Ended December 31
                                              ----------------------------------------------------------------------------------
                                                                2001                                      2000
                                              -----------------------------------------   --------------------------------------
                                              Average                      Average        Average                     Average
                                              Balance        Interest      Yield/Rate     Balance        Interest     Yield/Rate
                                              -------        --------      ----------     -------        --------     ----------
ASSETS:
Interest earning assets:
    Loans                                       $ 149,056     $  12,054        8.09%$       84,767     $   7,746      9.14%
    Investment securities (1)                      32,688         1,812        5.54%        39,558         2,477      6.26%
    Federal funds sold                              6,657           255        3.83%         4,548           278      6.12%
                                                ---------     ---------                  ---------     ---------
         Total interest earning assets            188,401        14,121        7.50%       128,873        10,501      8.15%
                                                ---------     ---------                  ---------     ---------

    Total noninterest earning assets               11,886                                    8,670
    Less: allowance for credit losses              (1,444)                                    (787)
                                                ---------                                ---------
      Total noninterest earning assets             10,442                                    7,883
                                                ---------                                ---------
      TOTAL ASSETS                              $ 198,843                                $ 136,756
                                                =========                                =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest bearing liabilities:
   NOW accounts                                 $  20,896     $     232        1.11%$       15,681     $     295      1.88%
   Savings and money market accounts               54,211         1,843        3.40%        40,065         1,772      4.42%
   Certificates of deposit $100,000 or more        35,791         2,006        5.61%        23,551         1,325      5.63%
   Other time deposits                             25,493         1,405        5.51%        11,576           640      5.53%
   Customer repurchase agreements and
federal funds purchased                            13,057           409        3.13%         8,485           350      4.13%
   Short-term borrowings                               --            --          --          2,387           167      6.99%
   Long term borrowings                             2,155           103        4.78%            --            --        --
                                                ---------     ---------                  ---------     ---------
          Total interest bearing liabilities      151,603         5,998        3.96%       101,745         4,549
                                                ---------     ---------                  ---------     ---------
Noninterest bearing liabilities:
    Noninterest bearing demand deposits            29,727                                   19,892
    Other liabilities                                 898                                      548
                                                ---------                                ---------
        Total noninterest bearing liabilities      30,625                                   20,440
                                                                                         ---------

Stockholders' equity                               16,615                                   14,571
        TOTAL LIABILITIES AND
               STOCKHOLDERS' EQUITY             $ 198,843                                $ 136,756
                                                =========                                =========

Net interest income                                           $   8,123                                $   5,952
                                                              =========                                =========
Net interest spread                                                            3.54%                                  3.68%
Net interest margin                                                            4.31%                                  4.62%

(1) Includes average balances of and interest earned from interest bearing deposits with other banks.

AVERAGE BALANCES, INTEREST YIELDS AND RATES, AND NET INTEREST MARGIN (In Thousands of Dollars)


                                                           Year Ended December 31
                                                    -----------------------------------
                                                                  1999
                                                    -----------------------------------
                                                     Average                   Average
                                                     Balance    Interest     Yield/Rate
                                                    --------    --------     ----------
ASSETS:
Interest earning assets:
    Loans                                            $39,470    $ 3,379        8.56%
    Investment securities (1)                         28,667      1,534        5.35%
    Federal funds sold                                 5,202        256        4.93%
                                                     -------    -------
         Total interest earning assets                73,339      5,169        7.05%
                                                     =======    -------

    Total noninterest earning assets                   6,270
    Less: allowance for credit losses                   (347)
                                                     -------
      Total noninterest earning assets                 5,923
      TOTAL ASSETS                                   $79,262
                                                     -------

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest bearing liabilities:
    NOW accounts                                     $ 9,294    $   154        1.66%
   Savings and money market accounts                  22,778        874        3.84%
   Certificates of deposit $100,000 or more            8,584        407        4.74%
   Other time deposits                                 7,186        329        4.57%
   Customer repurchase agreements and
federal funds purchased                                6,039        245        4.07%
   Short-term borrowings                                 240         12        5.05%
   Long-term borrowings                                   --         --          --
          Total interest bearing liabilities          54,121      2,021        3.74%
                                                     -------    -------
Noninterest bearing liabilities:
    Noninterest bearing demand deposits               10,545

    Other liabilities                                    282
                                                     -------
        Total noninterest bearing liabilities         10,827

Stockholders' equity                                  14,314
        TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                       $79,262
                                                     =======

Net interest income                                             $ 3,148
                                                                =======
Net interest spread                                                            3.31%
Net interest margin                                                            4.29%


(1) Includes average balances of and interest earned from interest bearing deposits with other banks.

RATE VOLUME ANALYSIS OF NET INTEREST INCOME
(In Thousands of Dollars)



                                             2001 compared with 2000                             2000 compared with 1999

                                      Due to     Due to Rate   Total Increase             Due to     Due to Rate  Total Increase
                                      Volume                   (Decrease)                 Volume                  (Decrease)
                                      ---------------------------------------             --------------------------------------
INTEREST EARNED ON:
   Loans                              $ 5,874     $(1,566)      $ 4,308                   $ 3,877     $   490       $ 4,368
   Investment securities                 (430)       (235)         (665)                      583         360           942
   Federal funds sold                     129        (152)          (23)                      (32)         54            22
                                      -------     -------       -------                   -------     -------       -------
Total interest income                   5,573      (1,953)        3,620                     4,428         904         5,332
                                      -------     -------       -------                   -------     -------       -------

INTEREST PAID ON:
   NOW accounts                            98        (161)          (63)                      106          34           141
   Savings and MMA accounts               624        (553)           71                       664         234           898
   Certificates of deposit              1,464         (18)        1,446                       910         320         1,230
   Customer repurchase
      agreements                          183        (124)           59                        99           5           104
   Other borrowings                        (7)        (57)          (64)                      104          51           155
                                      -------     -------       -------                   -------     -------       -------
Total interest expense                  2,362        (913)        1,449                     1,883         644         2,528
                                      -------     -------       -------                   -------     -------       -------
NET INTEREST INCOME                   $ 3,211     $(1,040)      $ 2,171                   $ 2,545     $   260       $ 2,804
                                      =======     =======       =======                   =======     =======       =======


PROVISION FOR CREDIT LOSSES

The Company recorded a provision for credit losses of $979 thousand in 2001 compared to $581 thousand in 2000 and $424 thousand in 1999. The increases were primarily attributable to increases in loans outstanding, however, economic uncertainties resulting from the events of September 11, and which were not otherwise encompassed within the Company's loan loss methodology resulted in a provision for loan losses during the fourth quarter of 2001 in addition to the amount attributable to increased loan volume. Net loan charge offs in 2001 were $10 thousand compared to $18 thousand in 2000 and $8 thousand in 1999. The provision is discussed further under the section Financial Condition.

NONINTEREST INCOME

Noninterest income is exclusively from Bank operations and represents primarily service charge income and fees on deposit relationships, security gains/losses and gains on the sale of loans. Noninterest income was $1.32 million in 2001, as compared to $351 thousand in 2000 and $211 thousand in 1999. The significant increase from year to year is attributable to an increase in the Bank's deposit account base for each year and gains from sales of assets. In addition to service charge income, the Bank also receives fees for ATM services and safe deposit box rental and other fees not related to account maintenance. Management is exploring other sources of noninterest income and is investigating opportunities which may be provided by new federal banking legislation which expands the types of financial businesses in which banks may participate.

During the year 2001, the Bank's construction/permanent mortgage financing program for residential mortgages contributed $52 thousand to noninterest income. In late 2000, the Bank introduced a Goldman Sachs deposit sweep arrangement into a money market fund. This program contributed $31 thousand to other income, however following September 11, and as the stock market and interest rates continued to fall, income from this source declined. In 2001, net gains on the sale of securities was $358 thousand contributing significantly to noninterest income. Actual noninterest income was reduced in both 2000 and 1999 by losses on the sale of investment securities of $71 thousand and $4 thousand, respectively. The gains and losses were taken as part of a strategy to improve overall investment portfolio yields. Also in 2001, the Bank began to sell the insured loan portion of selected SBA loans. These sales resulted in gains totaling $96 thousand. During 2002, the Bank expects to expand its SBA program and anticipates increased income from sales of some of these loans.

NONINTEREST EXPENSE

Noninterest expenses were $6.44 million in 2001 compared to $4.66 million in 2000 and $3.79 million in 1999. The increase in noninterest expense for 2001 was 38% over 2000. The increase is consistent with the overall growth in assets of 44% and includes the cost of salaries and occupancy expenses associated with the K Street Office. The increase in noninterest expenses in 2000 over 1999 was 23%.

The most significant noninterest expense item is salaries and benefits at $3.45 million in 2001 as compared to $2.45 million in 2000, an increase of 41%. These additional salary and benefit costs were incurred to staff the K Street office and add positions in the loan and operations areas, to keep pace with the growth in assets of the Bank, in addition to compensation increases for existing staff. The increase in salaries and benefits from 1999 to 2000 was 20%, as these expenses increased from $2.03 million to $2.45 million. In future periods, noninterest expenses to which the Company has not been subject to date, such as deposit insurance premiums which may be required as a result of declines in the reserve ratios of the deposit insurance funds, may have an adverse affect on the earnings and results of operations of the Company.

INCOME TAX

The Company had income tax expense of $269 thousand after recording previously unrecorded deferred tax assets. The Company recognized no federal income tax expense during 2000 or 1999. It is expected that the Company will continue to record income tax expense based upon its taxable income in future years.

FINANCIAL CONDITION

INVESTMENT SECURITIES AND OTHER EARNING ASSETS

The Company's investment securities portfolio is comprised primarily of U. S. Treasury and Agency securities with maturities not exceeding seven years, except mortgage pass-through securities which have average expected lives of less than six years but contractual maturities of up to thirty years. Federal funds sold also represent a significant earning asset and are sold, on an unsecured basis, only to highly rated banks, in limited amounts both in the aggregate and to any one bank.

The investment portfolio averaged approximately $32 million in 2001 compared to $40 million in 2000. The reduction in investment securities results from the sale or maturity of investments and the reinvestment of the proceeds in higher yielding loans. The following tables and Note 3 to the Consolidated Financial Statements provide additional information regarding the Company's investment securities.

The Company holds all investment securities as available for sale ("AFS"). This method of accounting requires that investment securities be reported at their fair market value and the difference between the fair market value and book value (the purchase price adjusted by any accretion or amortization) be reported in the equity section as accumulated other comprehensive income. At December 31, 2001, the Company reported an unrealized gain in AFS securities of $285 thousand and at December 31, 2000, an unrealized gain in AFS securities of $377 thousand. The Company, except in a planned investment strategy or for liquidity needs, has no present plan or intention to sell these securities. If the securities are held to maturity, no gain of loss will be realized.

(In Thousands Dollars)



                                                                              December 31,
                                                 ------------------------------------------------------------------------
                                                         2001                      2000                     1999
                                                 ----------------------    ---------------------    ---------------------

                                                              Percent                  Percent                  Percent
                                                 Balance      of Total     Balance     of Total     Balance     of Total
                                                 --------     ---------    --------    ---------    --------    ---------
U.S. Treasury                                    $12,540        31.8%      $ 1,507        4.7%      $ 1,494        4.1%

U.S. Government agency obligations               $14,537        36.9%      $26,769       82.6%      $33,127       90.6%

GNMA mortgage-backed securities                  $11,217        28.4%      $ 3,219        9.9%      $ 1,440        3.9%

 Federal Reserve and Federal Home
         Loan Bank Stock                         $   880         2.2%      $   627        1.9%      $   271        0.7%

Other equity investments                         $   265         0.7%      $   276        0.9%      $   266        0.7%
                                                 -------       -------     -------      -------     -------      -------
                                                 $39,439         100%      $32,398        100%      $36,598        100%
                                                 =======       =======     =======      =======     =======      =======


The following table provides information regarding the contractual maturity and weighted average yield of the investment portfolio at December 31, 2001.

         (In Thousands of Dollars)


                                                 After One Year
                          One Year or Less     Through Five Years     After Five Years      After Ten Years            Total
                        --------------------- --------------------- --------------------- --------------------- -------------------

                                   Weighted              Weighted              Weighted              Weighted              Weighted
                        Carrying   Average    Carrying   Average    Carrying   Average    Carrying   Average    Carrying   Average
                        Value      Yield      Value      Yield      Value      Yield      Value      Yield      Value      Yield
                        ---------- ---------- ---------  ---------- ---------  ---------- ---------  ---------- ---------- --------
U.S. Treasury            $10,999       1.60%  $ 1,541        2.31%      --           --         --        --      $12,540     1.69%
U.S. Government agency
obligations                1,392       4.37%    9,433        4.27%   3,712         7.63%        --        --       14,537     5.10%
GNMA mortgage-backed
securities                    --         --        --          --      473         6.15%    10,744      6.23%      11,217     6.23%
Federal Reserve and
Federal Home Loan Bank
Stock                         --         --        --          --       --           --        880      6.15%         880     6.15%

Other equity investments     265         --         *          --       --           --         --        --          265       --
                         -------              -------               ------                 -------                -------
Total                    $12,656       1.91%  $10,974        3.99%  $4,185         7.45%   $11,624      6.22%     $39,439     4.35%
                         =======              =======               ======                 =======                =======


At December 31, 2001, there were no issuers, other than the U.S. Government and its agencies, whose securities owned by the Company had a book or market value exceeding ten percent of the Company's stockholders' equity.

LOAN PORTFOLIO

In its lending activities, the Bank seeks to develop sound credits with customers who will grow with the Bank. There has not been an effort to rapidly build the loan portfolio and earnings at the sacrifice of asset quality. However, loan growth in 2001 and 2000 was strong with outstanding loans reaching $187.9 million at December 31, 2001 from $117.7 million at December 31, 2000, an increase of $70.2 million or 60%.

The Bank is primarily business oriented in its development focus. This is well demonstrated by the 83% of the loan portfolio which is in commercial, real estate-commercial and construction loans. Emphasis will continue to be the development of business relationships and, as previously noted, two lending programs will be promoted in 2002, the SBA program and lease financing. Both of these programs can be very profitable and provide a service to the Bank's target market.



Loan Portfolio. The following table shows the composition of the loan portfolio by type of loan at the dates indicated.
(In Thousands of Dollars)

                                                                       December 31,
                                       2001                    2000                     1999                     1998
                                            Percent                  Percent                  Percent                 Percent
                                Balance     of Total     Balance     of Total    Balance      of Total    Balance     of Total
Commercial                      $ 50,932        27.1%    $ 37,123        31.5%    $ 25,760        40.3%    $  6,983       34.7%
Real Estate - commercial          87,200        46.4%      58,214        49.4%      29,217        45.8%      11,832       58.7%
Construction                      19,038        10.1%       9,952         8.4%       3,545         5.6%          --        0.0%
Home equity                       26,656        14.2%       9,129         7.8%       2,133         3.3%         167        0.8%
Other consumer                     4,103         2.2%       3,300         2.9%       3,200         5.0%       1,166        5.8%
                                --------    --------     --------    --------     --------    --------     --------   --------
      Total Loans               $187,929         100%    $117,718         100%    $ 63,855         100%    $ 20,148        100%
                                            --------                 --------                 --------                --------
       Less: allowance for
credit losses                      2,111                    1,142                      579                      164
                                --------                 --------                 --------                 --------
       Loans, net               $185,818                 $116,576                 $ 63,276                 $ 19,984
                                ========                 ========                 ========                 ========

     Note: Included in Commercial loans are lease financing loans totaling $676 thousand at December 31, 2001.

Loan Maturity:
(In Thousands of Dollars)

The following table sets forth the term to contractual maturity of the loan portfolio as of December 31, 2001.



                                                                                           Due in
                                                 Total          One Year of Less       One to Five Years      Over Five Years
Commercial                                  $   50,932            $   16,595             $   21,489            $   12,848
Real estate - commercial                        87,200                 3,456                 24,192                59,552
Construction                                    19,038                14,376                    846                 3,816
Home equity                                     26,656                    --                 21,857                 4,799
Other consumer                                   4,103                 1,128                  2,125                   850
                                            ----------            ----------             ----------            ----------
Total loans                                 $  187,929            $   35,555             $   70,509            $   81,865
                                            ==========            ==========             ==========            ==========


Loans with:
Predetermined fixed interest rate           $   59,960            $    3,886             $   45,489            $   10,585
Floating interest rate                         127,969                31,669                 25,020                71,280
Total loans                                 $  187,929            $   35,555             $   70,509            $   81,865
                                            ==========            ==========             ==========            ==========

Loan which have adjustable rates and fixed rate are all shown in the period of contractual maturity. Demand loans, having no contractual maturity, and overdrafts are reported as due in one year or less.

PROVISION FOR CREDIT LOSSES

The provision for credit losses represents the expense recognized to fund the allowance for credit losses. This amount is based on many factors which reflect management's assessment of the risk in the loan portfolio. Those factors include economic conditions and trends, the value and adequacy of collateral, volume and mix of the portfolio, performance of the portfolio, and internal loan processes of the Company and Bank.

During 1999, management developed a comprehensive review process to monitor the adequacy of the allowance for credit losses. The review process and guidelines were modeled utilizing the Office of the Comptroller of the Currency's "Practical Guide for a Community Bank's Allowance for Loan and Lease Losses". The results of this review, in combination with conclusions of the Bank's outside loan review consultant, support the adequacy of the allowance at 1.1% of loan outstanding excluding loans secured by cash, marketable securities and government guarantees. During 2001, a provision for credit losses was made in the amount of $979 thousand which included an amount, deemed appropriate by management, to accommodate the uncertainties created by the events of September
11. A full discussion of the accounting for allowance for credit losses is contained in Note 1 to the Consolidated Financial Statements; activity in the allowance for credit losses is contained in Note 4 to the Consolidated Financial Statements.

At December 31, 2001, the Company had no loans classified as non-accrual, $19 thousand in loans contractually past due ninety days, no troubled debt restructurings or loans which were considered impaired as defined by Statement of Financial Accounting Standards No. 114. Policy requires that loans which become delinquent ninety days be placed on non-accrual. However, the $19 thousand in loans past due ninety days at December 31, 2001 continue to accrue interest as an exception to policy.

At December 31, 2001, the Company had one commercial loan in the amount of $94 thousand, which was performing in accordance with its terms, however, management had serious concerns as to the ability of the borrower to be able to comply with the existing loan repayment terms. Subsequent to December 31, the loan went into default and is on non-accrual. Management believes that the loss associated with this credit could be $50 thousand and has allocated that amount of the commercial loan allowance to that loan.

       The following table sets forth activity in the allowance for credit losses for the periods indicated.
(In Thousands of Dollars)


                                           Year Ended December 31,
                                -----------------------------------------------
                                 2001        2000        1999       1998
                                -------     -------     -------     ------
Balance at beginning of year    $ 1,142     $   579     $   164     $    --
Charge offs:                         --          --          --
     Commercial                      --          --          --          --
     Real estate - commercial        --          --          --          --
     Construction                    --          --          --          --
     Home equity                     --          --          --          --
     Other consumer                  23          18          11          --
                                -------     -------     -------     -------
Total                           $   (23)    $   (18)    $   (11)    $    --
                                -------     -------     -------     -------
Recoveries:
     Commercial                      --          --          --          --
     Real estate - commercial        --          --          --          --
     Construction                    --          --          --          --
     Home equity                     --          --          --          --
     Other consumer                  13          --           2          --
                                -------     -------     -------     -------
Total                                13          --           2          --
                                -------     -------     -------     -------
Net charge offs                     (10)        (18)         (9)         --
                                -------     -------     -------     -------
Additions charged to
operations                          979         581         424         164
                                -------     -------     -------     -------
Balance at end of period        $ 2,111     $ 1,142     $   579     $   164
                                =======     =======     =======     =======
Ratio of net charge offs
during the period to average
loans outstanding during
the period                         0.01%       0.02%       0.02%       0.00%



At December 31, 2000, 1999 and 1998, the Company had not allocated any portion of the allowance for credit losses to any individual loan or any category of loans. In 2001, the Company began an allocation process which is reflected in the following table. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                             2001

                                     Amount     Percent (1)

Commercial                             $743           27.2%
Real Estate                             701           49.1%
Construction                            218           10.1%
Home Equity                             212           11.6%
Other Consumer                          100            2.0%
Unallocated                             137             --
                                    -------        -------
Total allowance for credit          $ 2,111            100%
                                    =======        =======
losses


1) Represents the percent of loans in category to gross loans.

DEPOSITS AND OTHER BORROWINGS

The principal sources of funds for the Bank are core deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and relationship certificates of deposits, from the local market areas surrounding the Bank's offices. The Bank also considers as part of its core deposits approximately $16 million of deposits from a local customer with a longstanding relationship with the Bank. These deposits are required to be classified as brokered deposits for regulatory purposes. The Bank's deposit base includes transaction accounts, time and savings accounts and accounts which customers use for cash management and which provide the Bank with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable and low-cost source of funding. In late 2000, to fund strong loan demand, the bank began accepting certificates of deposits, from bank and credit union subscribers to a wholesale deposit rate line. Subscribers may obtain quotes and place CDs with posting institutions on a non-brokered basis and generally in denominations of less than $100,000. At December 31, 2001 the Bank held $12.3 million of these deposits, at an average rate of 4.52% and at December 31, 2000 the Bank held $3.9 million, at an average rate of 4.35%.

At December 31, 2001, the Company had approximately $37 million in noninterest bearing demand deposits, primarily business checking accounts on which the payment of interest is prohibited by regulations of the Federal Reserve. Bills have been introduced in each of the last three Congresses which would permit banks to pay interest on checking and demand deposit accounts established by businesses. If the legislation effectively permitting the payment of interest on business demand deposits is enacted, of which there can be no assurance, it is likely that we may be required to pay interest on some portion of our noninterest bearing deposits in order to compete with other banks. As a significant portion of our deposits are noninterest bearing demand deposits established by businesses, payment of interest on these deposits could have a significant negative impact on our net income, net interest income, interest margin, return on assets and equity, and indices of financial performance. For information relating to the composition of the Bank's deposit base, see average balance tables above and Note 6 to the Consolidated Financial Statements.

Another significant source of funding for the Company is customer repurchase agreements. There were approximately $13 million of repurchase agreements outstanding at December 31, 2001, an 18% increase compared to approximately $11 million at December 31, 2000. At December 31, 2001, the Company had drawn $1.7 million against a line of credit provided by a correspondent bank and the Bank had drawn a long-term Federal Home Loan Bank ("FHLB")advance of $8 million. For additional information regarding other borrowings, see Note 7 of the Consolidated Financial Statements.

The following table shows the distribution of deposits at December 31,

(In Thousands of Dollars)

                                                          2001                       2000                   1999
                                                 ----------------------      --------------------    -------------------
                                                  Average      Average       Average     Average     Average     Average
                                                  Balance      Rate          Balance     Rate        Balance     Rate
                                                  --------     --------      --------    --------    --------    --------
Noninterest-bearing demand                        $ 29,727          --       $ 19,892          --   $ 10,545         --
Interest-bearing transaction accounts               20,896        1.11%        15,682        1.88%     9,293       1.66%
Savings and money market accounts                   54,211        3.40%        40,065        4.42%    22,778       3.84%
Certificates of deposit $100,000 or more            35,791        5.61%        23,551        5.63%     8,584       4.74%
Other time                                          25,493        5.51%        11,576        5.53%     7,186       4.57%
                                                  --------                   --------               --------
Total                                             $166,118                   $110,766               $ 58,386
                                                  ========                   ========               ========



  The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more time remaining until maturity as of December 31, 2001.


                 Due in:

                 3 months or less                          $  9,074
                 Over 3 through 6 months                      9,058
                 Over 6 through 12 months                    15,698
                 Over 12 months                               1,563
                                                           --------
                 Total                                     $ 35,393
                                                           ========



     The following table provides information regarding the Company's short-term borrowing for the periods indicated. See Note 7 to the Consolidated Financial Statements for additional information regarding the Company's borrowings.


(In Thousands of Dollars)

                                                  Maximum amount                                               Ending
                                                outstanding at any     Average       Average      Ending       Average
Year Ended December 31,                             Month end          Balance       Rate         Balance      Rate
------------------------------                  -------------------    ----------    ---------    ---------    --------------
Federal funds purchased &
repurchase agreements
                 2001                             $    17,078           $ 12,921       3.16%        13,452       0.50%-2.50%

                 2000                                  12,062              8,485       4.16%        11,078       2.96%-5.75%

                 1999                                   9,039              6,039       4.07%         7,983        2.96%-4.51%

LIQUIDITY MANAGEMENT

Liquidity is the measure of the Bank's ability to meet the demands required for the funding of loans and to meet depositor requirements for use of their funds. The Bank's sources of liquidity are made up of cash balances, due from banks, federal funds sold and short term investments. These sources of liquidity are supplemented by the ability of the Company and Bank to borrow funds. During 2001, the Company established a $5 million line of credit with a correspondent bank against which it had drawn $1.7 million as of December 31, 2001. The Bank can purchase up to $5 million in federal funds on an unsecured basis and enter into reverse repurchase agreements up to $10 million. At year end 2001, the Bank was also eligible to take Federal Home Loan Bank ("FHLB") advances of up to $35.5 million of which it had received advances of $8 million.

At year end 2001, under the Bank's liquidity formula, it had $25 million of liquidity representing 10.6% of total Bank assets.

INTEREST RATE RISK MANAGEMENT

Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. In falling interest rate environments, net interest income is maximized with longer term, higher yielding assets being funded by lower yielding short-term funds; however, when interest rates trend upward this asset/liability structure can result in a significant adverse impact on interest income. The current interest rate environment is signaling steady to possibly higher rates. Management has for a number of months shortened maturities in the Bank's investment portfolio and where possible also has shorten repricing opportunities for new loan requests. While management believes that this will help minimize interest rate risk in a rising environment, there can be no assurance as to actual results.

GAP, a measure of the difference in volume between interest earning assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of the Company. A negative GAP indicates the degree to which the volume of repriceable liabilities exceeds repriceable assets in particular time periods. At December 31, 2001, the Bank has a positive GAP of 15.95% out to three months and a cumulative negative GAP of 15.27% out to twelve months.

If interest rates where to continue to decline further, the Bank's interest income and margin may be adversely effected. Because of the positive GAP measure in the 0 - 3 month period, continued decline in the prime lending rate will reduce income on repriceable assets within thirty to sixty days, while the repricing of liabilities will occur in later time periods. This will cause a short term decline in net interest income and net income in a static environment. Management has carefully considered its strategy to maximize interest income by reviewing interest rate levels, economic indicators and call features of some of its assets. These factors have been thoroughly discussed with the Board of Directors Asset Liability Committee and management believes that current strategies are appropriate to current economic and interest rate trends. The negative GAP is carefully monitored and will be adjusted as conditions recommend.

GAP ANALYSIS

(dollars in thousands)


 Repriceable in:                          0-3 mos      4-12 mos    13-36 mos    37-60 mos   over 60 mos
                                         ---------    ----------  -----------  ----------- ------------
 ASSETS:
    Investment securities                $ 12,981    $  4,892     $ 15,293        2,400    $  3,697

    Loans                                  70,292       5,574       36,000       60,413      15,648
    Federal funds sold                         --          --           --           --          --
                                         --------    --------     --------     --------    --------
 Total repriceable assets                  83,273      10,466       51,293       62,813      19,345
                                         --------    --------     --------     --------    --------

LIABILITIES:
    NOW accounts                               --      15,756        3,151       12,605          --
     Savings and Money Market accounts     24,102      19,390       12,052        6,025          --
    Certificates of deposit                16,551      42,214        6,186          417          --
    Customer repurchase agreements and
               federal funds purchased      4,707       4,035        2,690        2,019
    Long-term borrowings                    1,675          --           --        8,000          --
                                         --------    --------      -------     --------    --------
 Total repriceable liabilities             47,035      81,395       24,079       29,066          --
                                         --------    --------      -------     --------    --------
 GAP                                     $ 36,238    $(70,929)    $ 27,214     $ 33,747    $ 19,345
 Cumulative GAP                            36,238     (34,691)      (7,477)      26,270      45,615
 Interval gap/earnings assets               15.95%     (34.69)%      11.98%       14.85%       8.51%
 Cumulative gap/earning assets              15.95%     (15.27)%      (3.29)%      11.56%      20.07%

Although, NOW and MMA accounts are subject to immediate repricing, the Bank's GAP model has incorporated a repricing schedule to account for the historical lag in effecting rate changes and the amount of those rate changes relative to the amount of rate change in assets.

CAPITAL RESOURCES AND ADEQUACY

The Company was successful in raising $16.5 million in capital in 1998, to fund the Bank and other activities consistent with a bank holding company. The Company originally provided the Bank $7.75 million in capital and through 2001 had added an additional $9.45 million. At December 31, 2001, the Bank and Company met all capital adequacy requirements to which they were subject. The table under Note 14 to the Consolidated Financial Statements recites the capital balances and ratios.

The Bank is currently well capitalized and the Company can provide up to $4 million in additional capital to the Bank from assets it holds and from a line of credit negotiated in early 2001. The ability of the Company to continue to grow is dependent on its ability to obtain additional funds for contribution to the Bank's capital, through additional borrowing, the sale of qualifying common equity equivalents, or the sale of additional common stock. In the event that the Company is unable to obtain additional capital for the Bank on a timely basis, the growth of the Company and the Bank may be curtailed, and the Company and the Bank may be required to reduce their level of assets in order to maintain compliance with regulatory capital requirements. Under those circumstances net income and the rate of growth of net income may be adversely affected.

IMPACT OF INFLATION AND CHANGING PRICES; NEW ACCOUNTING STANDARDS

The Consolidated Financial Statements and Notes thereto have been prepared in accordance with Accounting Principals Generally Accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods or services.

NEW ACCOUNTING STANDARDS

Refer to Note 1 of the Notes to Consolidated Financial Statements for statements on New Accounting Standards.

MARKET FOR COMMON STOCK AND DIVIDENDS

The Company's common stock has been listed for trading on the NASDAQ Small Cap Market under the symbol "EGBN." To date, trading in the common stock has been sporadic and volume has been light. No assurance can be given that an active trading market will develop in the foreseeable future. The following table sets forth the high and low bid prices for the common stock during each calendar quarter during the last two fiscal years. These quotations reflect interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the common stock. Prices have been adjusted to reflect a seven for five stock split in the form of a 40% stock dividend paid on June 15, 2001. As of December 31, 2001, there were 2,895,124 shares of common stock outstanding, held by approximately 429 shareholders of record and approximately 841 beneficial owners.

Common Stock-EGBN
                                 2001                             2000
                                 ----                             ----
                          High          Low               High            Low
                          ----          ---               ----            ---
  1st quarter           $ 7.14        $ 5.71            $ 6.00          $ 5.43
  2nd quarter            11.40          6.07              6.07            4.64
  3rd quarter            13.70         10.26              6.88            5.54
  4th quarter            12.50          9.90              6.34            5.54

The Company has not paid any cash dividends to date.

EARNINGS PER SHARE

At its May 2001 board meeting, the Company approved a stock split in the form of a 40% stock dividend to stockholders of record June 1, and payable June 15, 2001. Earnings per share information reflects this dividend for years 2001, 2000 and 1999.

INDEPENDENT AUDITORS' REPORT
The Board of Directors and Stockholders
Eagle Bancorp, Inc.
Bethesda, Maryland





We have audited the accompanying consolidated balance sheets of Eagle Bancorp, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Bancorp, Inc. as of December 31, 2001 and 2000, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


Stegman & Company

Baltimore, Maryland

February 2, 2002

EAGLE BANCORP, INC.
Consolidated Balance Sheets December 31, 2001 and 2000
(In Thousands of Dollars, except per share data)



ASSETS
                                                                           2001        2000
                                                                        ---------    ---------
Cash and due from banks                                                 $   6,483    $   8,932
Interest bearing deposits with other banks                                    161          115
Federal funds sold                                                             --        2,121
Investment securities available for sale                                   39,439       32,398
Loans                                                                     187,929      117,718
Less allowance for credit losses                                           (2,111)      (1,142)
                                                                        ---------    ---------
Loans, net                                                                185,818      116,576
Premises and equipment, net                                                 3,172        2,624
Deferred income taxes                                                         391           --
Other assets                                                                1,369        1,316
                                                                        ---------    ---------
              TOTAL ASSETS                                              $ 236,833    $ 164,082
                                                                        =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Deposits:
    Noninterest-bearing demand                                          $  37,235    $  26,232
    Interest-bearing transaction                                           31,512       18,927
    Savings and money market                                               61,572       40,673
    Time, $100,000 or more                                                 35,393       32,838
    Other time                                                             29,976       17,187
                                                                        ---------    ---------
          Total deposits                                                  195,688      135,857
Customer repurchase agreements
    and federal funds purchased                                            13,452       11,078
Short-term borrowings                                                          --        1,040
Long-term borrowings                                                        9,675           --
Other liabilities                                                             886          585
                                                                        ---------    ---------
          Total liabilities                                               219,701      148,560

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value; authorized 5,000,000,
  Shares issued and outstanding 2,895,124 (2001) and 2,062,474 (2000)          29           21
Surplus                                                                    16,515       16,479
Retained earnings (deficit)                                                   399       (1,355)
Accumulated other comprehensive income                                        189          377
                                                                        ---------    ---------
          Total stockholders' equity                                       17,132       15,522
                                                                        ---------    ---------
          TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY                                        $ 236,833    $ 164,082
                                                                        =========    =========

See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999
(In Thousands Dollars, Except Per Share Data)



INTEREST INCOME:                                               2001       2000       1999
                                                             --------   --------    --------
   Interest and fees on loans                                $ 12,054   $  7,746    $  3,379
   Taxable interest and dividends on investment securities      1,799      2,468       1,518
   Taxable dividends on other investments                           3          5          17
   Interest on balances with other banks                           10          4          --
   Interest on federal funds sold                                 255        278         256
                                                             --------   --------    --------

        Total interest income                                  14,121     10,501       5,170
                                                             --------   --------    --------

INTEREST EXPENSE:
   Interest on deposits                                         5,486      4,032       1,764
   Interest on customer repurchase agreements and
federal funds purchased                                           409        350         246
   Interest on short-term borrowings                               --        167          12
   Interest on long-term borrowings                               103         --          --
       Total interest expense                                   5,998      4,549       2,022
                                                             --------   --------    --------
NET INTEREST INCOME                                             8,123      5,952       3,148
PROVISION FOR CREDIT LOSSES                                       979        581         424
                                                             --------   --------    --------

NET INTEREST INCOME AFTER PROVISION
   FOR CREDIT LOSSES                                            7,144      5,371       2,724
                                                             --------   --------    --------

NONINTEREST INCOME:
   Service charges on deposits                                    704        350         172
   Gain on sale of loans                                           96         --          --
   Gain (loss) on sale of investment securities                   358        (71)         (4)
    Other income                                                  166         72          43
                                                             --------   --------    --------
       Total noninterest income                                 1,324        351         211
                                                             --------   --------    --------

NONINTEREST EXPENSE:
   Salaries and employee benefits                               3,449      2,445       2,034
   Premises and equipment expenses                              1,220        890         739
   Advertising                                                    144        108         102
   Office supplies                                                111        100          96
   Outside data processing                                        349        253         158
   Other expenses                                               1,172        868         657
                                                             --------   --------    --------
       Total noninterest expense                                6,445      4,664       3,786
                                                             --------   --------    --------

INCOME (LOSS) BEFORE INCOME TAX EXPENSE                         2,023      1,058        (851)

INCOME TAX EXPENSE                                                269         --          --
                                                             --------   --------    --------
NET INCOME (LOSS)                                            $  1,754   $  1,058    $   (851)
                                                             ========   ========    ========
INCOME (LOSS) PER SHARE:
   Basic                                                     $   0.61   $   0.36    $  (0.29)
   Diluted                                                   $   0.58   $   0.36    $  (0.29)


See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2001, 2000 and 1999
(In Thousands Dollars)


                                                                                              Accumulated
                                                                                Retained            Other           Total
                                                          Common                Earnings    Comprehensive   Stockholders'
                                                           Stock    Surplus    (Deficit)    Income (loss)          Equity
                                                         --------   --------    --------    -------------   -------------
Balances at January 1, 1999                              $     17   $ 16,483    $ (1,562)   $     12         $ 14,950
                                                                                                            ---------

   Net loss                                                    --         --        (851)         --             (851)

   Other comprehensive income-
     unrealized loss on investment
     securities available for sale                             --         --          --        (424)            (424)
                                                                                                             --------
   Total other comprehensive
      income (loss)                                            --         --          --          --           (1,275)
                                                         --------   --------    --------    --------         --------
Balances at December 31, 1999                                  17     16,483      (2,413)       (412)          13,675
                                                                                                             --------
   Five-for-four stock split in the form of a dividend          4         (4)         --          --               --
   Net income                                                  --         --       1,058          --            1,058

   Other comprehensive income-
     unrealized gain on investment
     securities available for sale                             --         --          --         789              789
                                                                                                             --------
    Total other comprehensive income                           --         --          --          --            2,297
                                                         --------   --------    --------    --------         --------
Balances at December 31, 2000                                  21     16,479      (1,355)        377           15,522
                                                                                                             --------
  Seven-for-five stock split in the form of a dividend          8         (8)         --          --               --
  Exercise of options for 7,700 shares
  of  common stock                                             --         44          --          --               44

   Net income                                                  --         --       1,754          --            1,754

  Other comprehensive income-
    unrealized loss on investment
    securities available for sale                              --         --          --        (188)            (188)
                                                                                                             --------
  Total other comprehensive
    income                                                     --         --          --          --            1,610
                                                         --------   --------    --------    --------         --------
  Balances at December 31, 2001                          $     29   $ 16,515    $    399    $    189         $ 17,132
                                                         ========   ========    ========    ========         ========

See notes to consolidated financial statements.

EAGLE BANCORP, INC.
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999 (dollars in thousands)




                                                                           2001         2000         1999
                                                                         ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                     $   1,754    $   1,058    $    (851)
       Adjustments to reconcile net income (loss) to net cash provided
                  (used) by operating activities:
       Provision for credit losses                                             979          581          424
       Increase in deferred income taxes                                      (391)
       Depreciation and amortization                                           420          341          290
       Gain on sale of loans                                                   (96)          --           --
       Origination of loans held for sale                                   (2,955)          --           --
        Proceeds from sale of loans                                          3,051           --           --
       (Gains) loss on sale of investment securities                          (358)          71            4
       Increase in other assets                                                 53         (589)        (359)
       Increase in other liabilities                                           301          290          141
                                                                         ---------    ---------    ---------
         Net cash provided by (used by) in operating activities              2,652        1,752         (351)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Increase in interest bearing deposits with other banks                      (46)        (115)          --
   Purchases of available for sale investment securities                  (147,397)     (48,929)     (66,630)
   Proceeds from maturities of available for sale securities               131,113       43,915       49,752
   Proceeds  from sale of available for sale securities                      9,413        9,929        2,425
   Decrease (increase) in federal funds sold                                 2,121        3,979         (671)
   Net increase in loans                                                   (70,221)     (53,881)     (43,715)
   Bank premises and equipment acquired                                       (968)        (280)        (579)
                                                                         ---------    ---------    ---------
      Net cash used in investing activities                                (75,985)     (45,382)     (59,418)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in deposits                                                     59,831       44,866       56,360
   Increase in customer repurchase agreements                                2,374        3,095        5,678
   (Decrease) increase in short-term borrowings                             (1,040)         765          275
   Proceeds from long-term borrowings                                        9,675           --           --
   Issuance of common stock                                                     44           --           --
                                                                         ---------    ---------    ---------
      Net cash provided by financing activities                             70,884       48,726       62,313

NET  (DECREASE) INCREASE IN CASH                                            (2,449)       5,096        2,544

CASH AND DUE FROM BANKS AT BEGINNING OF YEAR                                 8,932        3,836        1,292
                                                                         ---------    ---------    ---------
CASH AND DUE FROM BANK AT END OF YEAR                                    $   6,483    $   8,932    $   3,836
                                                                         =========    =========    =========
SUPPLEMENTAL CASH FLOWS INFORMATION:
    Interest paid                                                        $   6,029    $   4,349    $   1,964
    Income taxes paid                                                    $     647    $      --    $      --


See notes to consolidated financial statements.

     EAGLE BANCORP, INC.

     Notes to Consolidated Financial Statements for the Years Ended December 31, 2000, 1999 and 1998

   1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include the accounts of Eagle Bancorp, Inc. (the "Company") and its subsidiary, EagleBank (the "Bank") with all significant intercompany transactions eliminated. The investment in subsidiary is recorded on the Company's books (Parent Only) on the basis of its equity in the net assets of the subsidiary. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classification made in 2001. The following is a summary of the more significant accounting policies.

     NATURE OF OPERATIONS

     The Company, through its bank subsidiary, provides domestic financial services primarily in Montgomery County, Maryland and Washington, D.C. The primary financial services include real estate, commercial and consumer lending, as well as traditional demand deposits and savings products.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     INVESTMENT SECURITIES

     The Company and Bank have elected to account for all investment securities as available for sale. Those securities are carried at estimated fair value. Unrealized gains and losses on investment securities available for sale, net of related deferred income taxes, are recognized as accumulated other comprehensive income, a separate component of stockholders' equity. The cost of investment securities sold is determined using the specific identification method.

     LOANS

     Loans are stated at the principal amount outstanding, net of origination costs and fees. Interest income on loans is accrued at the contractual rate on the principal amount outstanding. It is the Company's policy to discontinue the accrual of interest when circumstances indicate that collection is doubtful. Fees charged and costs capitalized for originating loans are being amortized on the interest method over the term of the loan.

     Management considers loans impaired when, based on current information, it is probable that the Company will not collect all principal and interest payments according to contractual terms. Generally, loans are considered impaired once principal or interest payments become ninety days or more past due and they are placed on nonaccrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Impaired loans do not include large groups of smaller balance homogeneous loans such as residential real estate and consumer installment loans which are evaluated collectively for impairment. Loans specifically reviewed for impairment are not considered impaired during periods of "minimal delay" in payment (ninety days or less) provided eventual collection of all amounts due is expected. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, the Company's impairment on such loans is measured by reference to the fair value of the collateral. Interest income on impaired loans is recognized on the cash basis.

     ALLOWANCE FOR CREDIT LOSSES

     The allowance for credit losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. The adequacy of the allowance for credit losses is determined through careful and continuous review and evaluation of the loan portfolio and involves the balancing of a number of factors to establish a prudent level. Among the factors considered are lending risks associated with growth and entry into new markets, loss allocations for specific nonperforming credits, the level of the allowance to nonperforming loans, historical loss experience, economic conditions, portfolio trends and credit concentrations, changes in the size and character of the loan portfolio, and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Allowances for impaired loans are generally determined based on collateral values. Loans deemed uncollectible are charged against, while recoveries are credited to, the allowance. Management adjusts the level of the allowance through the provision for credit losses, which is recorded as a current period operating expense. The allowance for credit losses may consist of an allocated component and an unallocated component.

     The components of the allowance for credit losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," or SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred in an amount different from the amount determined by application of the formula allowance. For other problem graded credits, allowances are established according to the application of credit risk factors. These factors are set by management to reflect its assessment of the relative level of risk inherent in each grade. The unallocated allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. Such conditions include general economic and business conditions affecting key lending areas, credit quality trends (including trends in delinquencies and nonperforming loans expected to result from existing conditions), loan volumes and concentrations, specific industry conditions within portfolio categories, recent loss experience in particular loan categories, duration of the current business cycle, bank regulatory examination results, findings of outside review consultants, and management's judgment with respect to various other conditions including credit administration and management and the quality of risk identification systems. Executive management reviews these conditions quarterly.

     Management believes that the allowance for credit losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, and independent consultants engaged by the Bank periodically review the Bank's loan portfolio and allowance for credit losses. Such review may result in recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

     PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization computed using the straight-line method. Premises and equipment are depreciated over the useful lives of the assets, except for leasehold improvements which are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. The costs of major renewals and betterments are capitalized, while the costs of ordinary maintenance and repairs are expensed as incurred.

     INCOME TAXES

     The Company uses the liability method of accounting for income taxes. Under the liability method, deferred-tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences reverse. During 2001, management determined that the realization of previously unrecorded net deferred tax assets were more likely than not and therefore recorded previously unrecognized net deferred tax assets. Subsequent to the recognition of the net deferred tax assets the Company recorded current income tax expense. The Company did not record any tax expense or benefit for the years 2000, 1999 or 1998.

     NET INCOME (LOSS) PER COMMON SHARE

     Basic net income (loss) per common share is computed by dividing net income
     (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year including any potential dilutive effects of common stock equivalents, such as options and warrants.

     NEW ACCOUNTING STANDARDS

     In July 2001, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues." SAB 102, summarizes certain SEC views on the development, documentation, and application of a systematic methodology as required by Financial Reporting Release No. 28 for determining allowances for loan and lease losses in accordance with accounting principles generally accepted in the United States. In particular, the guidance focuses on the documentation the staff normally would expect registrants to prepare and maintain in support of their allowances for credit losses.

     SAB 102 provides parallel guidance to the federal banking agencies' guidance issued through the Federal Financial Institutions Examination Council as interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions". Management believes the Company is in compliance with the provisions of SAB 102.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The adoption of SFAS Nos. 141 and 142 had no effect on the financial position or results of operations of the Company.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (a previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions In SFAS No. 121 for recognizing and measuring impairment losses in long-lived assets held for use and long-lived assets to be Disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. The provisions for SFAS No. 144 are effective for years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to affect the financial position or results of operations of the Company.


   2 CASH AND DUE FROM BANKS

     Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. During 2001, the Bank maintained balances at the Federal Reserve (in addition to vault cash) to meet the reserve requirements plus balances to partially compensate for services. In addition, the Bank maintained balances with the Federal Home Loan Bank and two domestic correspondents as compensation for services they provided to the Bank.

3 INVESTMENTS AVAILABLE FOR SALE
     (in thousands)

     The amortized cost and estimated fair values of investments available for sale at December 31, 2001 and 2000 are as follows:


                                                                 Gross        Gross          Estimated
                                                   Amortized     Unrealized   Unrealized     Fair
                   2001                            Cost          Gains        Losses         Value
                   ----                            ---------     ----------   -----------    ----------
U.S. Treasury securities                           $ 12,538       $      2     $     --      $ 12,540
U.S. Government agency securities                    25,467            387         (100)       25,754
Federal Reserve and Federal Home Loan Bank stock        880             --           --           880
Other equity investments                                269              5           (9)          265
                                                   --------       --------      --------     --------
                                                   $ 39,154       $    394     $   (109)     $ 39,439
                                                   ========       ========      ========     =========


                                                                 Gross        Gross          Estimated
                                                   Amortized     Unrealized   Unrealized     Fair
                   2000                            Cost          Gains        Losses         Value
                   ----                            ---------     ----------   -----------    ----------
U. S. Treasury securities                          $  1,500       $      7     $   --        $  1,507
U. S. Government agency securities                   29,618            445        (75)         29,988
Federal Reserve and Federal Home Loan Bank stock        627             --         --             627
Other equity investments                                276             26        (26)            276
                                                   --------       --------      --------     --------
                                                   $ 32,021       $    478     $ (101)       $ 32,398
                                                   ========       ========      ========     =========



     The amortized cost and estimated fair values of investments available for sale at December 31, 2001 and 2000 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                                        2001                          2000
                                                            -----------------------------------------------------------
                                                          Amortized    Estimated Fair     Amortized   Estimated Fair
                                                               Cost             Value          Cost            Value
                                                          ---------     -------------     ---------     ------------
Amounts maturing:
   One year or less                                         $12,387           $12,391       $ 6,640          $ 6,620
   After one year through five years                         10,943            10,974        17,804           18,047
   After five years through ten years                        14,675            14,929         6,674            6,827
Investments in FRB, FHLB and  other equity securities         1,149             1,145           903              904
                                                         ----------      ------------     ---------      -----------
                                                            $39,154           $39,439       $32,021          $32,398
                                                         ==========      ============     =========      ===========

     Realized gains on sale of investment securities were $375 thousand and realized losses on sale of investment securities was $17 thousand in 2001 and $71 thousand in 2000, and $4 thousand in 1999. Proceeds from sales of AFS securities in 2001 were $9.41 million, 2000 were $9.93 million and in 1999 $2.43 million.

     The weighted average yields of the investment portfolio at December 31, 2001 and 2000 were as follows:


                                                                                         2001                            2000
                                                                                         ----                            ----
     One year or less                                                                   1.95%                           5.61%
     After one year through five years                                                  4.27%                           7.06%
     After five years through ten years                                                 6.56%                           7.30%
     Total weighted average yield exclusive
        of equity securities                                                            4.17%                           6.96%

   4 LOANS AND ALLOWANCE FOR CREDIT LOSSES
     (dollars in thousands)

     The Bank makes loans to customers primarily in Montgomery County, Maryland and surrounding communities. A substantial portion of the Bank's loan portfolio consists of loans to businesses secured by real estate and other business assets.

     Loans, net of amortized deferred fees, at December 31, 2001 and 2000 are summarized by type as follows:

                                                                                2001         2000
                                                                                ----         ----
Commercial                                                                    $ 50,932     $ 37,104
Real Estate - commercial                                                        87,200       58,214
Construction                                                                    19,038        9,952
Home equity                                                                     26,656       12,425
Other consumer                                                                   4,103           23
                                                                              --------     --------
    Total loans                                                                187,929      117,718
       Less: allowance for credit losses                                        (2,111)      (1,142)
                                                                              --------     --------
Loans, net                                                                    $185,818     $116,576
                                                                              ========     ========

     Loans, net of amortized deferred fees, at December 31, 2001, are summarized by maturity as follows:


                                                  1 year to     5 years to   Greater than
                                     1 year         5 years       10 years       10 years
                                     ------       ---------     ----------   ------------
Commercial                          $16,595         $21,489        $ 9,615        $ 3,233
Real Estate - commercial              3,456          24,192         49,679          9,873
Construction                         14,376             846          3,816             --
Home equity                              --          21,857          4,061            738
Other consumer                        1,128           2,125             24            826
                                    -------         -------        -------        -------
    Total loans                     $35,555         $70,509        $67,195        $14,670
                                    =======         =======        =======        =======

     Of loans which mature after one year $96,300 are floating rate and $56,074 are fixed rate, or have rate Adjustments features greater than one year but five years or less.

     Activity in the allowance for credit losses for the years ended December 31, 2001, 2000 and 1999 is shown below:


                                  2001       2000       1999
                                  ----       ----       ----
Balance at beginning of year    $ 1,142    $   579    $   164
Provision for credit losses         979        581        424
Loan charge-offs - individual       (23)       (18)       (11)
Loan recoveries - individual         13         --          2
                                -------    -------    -------
Balance at end of year          $ 2,111    $ 1,142    $   579
                                =======    =======    =======

     Net loan charge offs to average outstanding loans was 0.01%for 2001 and 0.02% for 2000 and 1999.

     As of December 31, 2001 and 2000 and for the years then ended, there were no loans classified as impaired under SFAS No. 114.

5 PREMISES AND EQUIPMENT

     Premises and equipment include the following at December 31:
     (dollars in thousands)

                                                        2001       2000
                                                        ----       ----
Leasehold improvements                                $ 1,826    $ 1,476
Furniture and equipment                                 2,456      1,838
   Less accumulated depreciation
     and amortization                                  (1,110)      (690)
                                                      -------    -------

Premises and equipment, net                           $ 3,172    $ 2,624
                                                      =======    =======

     The Company occupies banking and office space in seven locations under noncancellable lease arrangements accounted for as operating leases. The initial lease periods range from 5 to 10 years and provide for one or more 5-year renewal options. The leases provide for percentage annual rent escalations and require that the lessee pay certain operating expenses applicable to the leased space. Rent expense applicable to operating leases amounted to $515 thousand in 2001, $357 thousand in 2000, and $265 thousand in 1999. At December 31, 2001, future minimum lease payments under noncancellable operating leases having an initial term in excess of one year are as follows:

     Years ending December 31:

                   2002                                  $  765
                   2003                                     698
                   2004                                     639
                   2005                                     602
                   2006                                     603
             Thereafter                                   2,141
                                                         ------

         Total minimum lease payments                    $5,448
                                                         ======

     Total minimum lease payments include commitment on a lease for a new office at 9600 Blackwell Road, Rockville, MD to be occupied in March 2002 and a new Operations Center to be occupied January 2002. Lease payments on the Shady Grove office commenced in February 2002.

6 DEPOSITS
     (dollars in thousands)

     The remaining maturity of certificates of deposit $100,000 or more at December 31, 2001 are as follows:

                             2001      2000
                             ----      ----
Three months or less       $ 9,074   $ 9,409
More than three months
   through six months        9,058     3,581
More than six months
   through twelve months    15,698    14,871
Over twelve months           1,563     4,977
                           -------   -------

                           $35,393   $32,838
                           -------   -------

     Interest expense on deposits for the years ended December 31, 2001, 2000 and 1999 is as follows:


                                     2001     2000     1999
                                     ----     ----     ----
Interest bearing transaction        $  232   $  295   $  154
Savings and money market             1,843    1,772      874
Time, $100,000 or more               2,006    1,325      407
Other time                           1,405      640      329
                                    ------   ------   ------
                                    $5,486   $4,032   $1,764
                                    ======   ======   ======

     As of December 31, 2001, the Bank held $16 million in deposits, from one relationship, which, for regulatory reporting purposes, are considered brokered deposits.

7 Borrowings

     Repurchase agreements are securities sold to the Bank's customers, at the customer's request, under a continuing "rollover" contract that matures in one business day. The underlying securities sold are U. S. Treasury notes or Federal agencies which are segregated in the Bank's Federal Reserve Bank account from the Company's other investment securities. The following table presents certain information for customer repurchase agreements:



     Customer repurchase agreements

                                                  2001                                           2000
                                       -----------------------------                --------------------------------
                                          Amount         Rate                          Amount             Rate
                                          ------         ----                          ------             ----
     At Year-End                         $13,452     0.50% - 2.50%                    $  11,078       2.96% - 5.75%
     Average for the Year                 12,921             3.16%                        8,485               4.16%
     Maximum month-end balance            17,078     0.50% - 6.00%                       12,062       2.96% - 5.75%



     The Bank has commitments from correspondent banks under which it can purchase up to $15 million in federal funds and secured reverse repurchase agreements on a short-term basis. The Bank also can draw Federal Home Bank advances up to $35 million against which it had $8 million outstanding at December 31, 2001. The Company has a line of credit approved for $5 million secured by stock in the Bank against which it had borrowings outstanding of $1.7 million at December 31, 2001.

     At December 31, 2001, the Bank had outstanding a long-term FHLB advance of $8 million at a fixed rate of 4.28% with a final maturity of October 2005.

     At December 31, 2001, the Company had outstanding, under its line of credit of $5 million, a balance of $1.7 million at a rate, tied to prime, of 4. 50% with final maturity of February 2006.

8 INCOME TAXES

     Federal and state income tax expense (benefit) consist of the following:



                                                          Periods Ended December 31,
                                                        -----------------------------
                                                         2001     2000        1999
                                                         ----     ----        ----
Current federal income tax                              $ 601    $   --     $    --
Current state income tax                                   59        --          --
Deferred federal income tax expense (benefit)            (313)       --          --
Deferred state income tax expense (benefit)               (78)       --          --
                                                        -----    --------   ---------
    Total income tax expense (benefit)                  $ 269    $   --     $    --
                                                        =====    ========   =========

     The following table is a summary of the tax effect of temporary differences that give rise to significant portions of deferred tax assets:



                                                                   Periods Ended December 31,
                                                                ------------------------------
                                                                2001         2000        1999
                                                                ----         ----        ----
     Deferred tax assets:
         Allowance for credit losses                           $ 531        $ 258        $ 126
        Deferred loan fees and costs                              --           44           25
        Other                                                     57           30           42
        Net operating loss carryforwards                          --          166          670
        Tax on unrealized loss on securities
          available for sale                                      --           --          102
                                                               -----        -----        -----
     Gross deferred tax assets                                   588          498          965
        Less valuation allowance                                 (--)        (279)        (903)
                                                               -----        -----        -----
     Total deferred tax assets                                   588          219           62
                                                               -----        -----        -----
     Deferred tax liabilities:
        Tax on unrealized gain on securities
          available for sale                                     (97)        (128)         (--)
        Premises and equipment                                   (88)         (91)         (62)
         Deferred loan fees and costs                            (12)          --           --
                                                               -----        -----        -----
         Total deferred tax liabilities                         (197)        (219)         (62)
     Net deferred income taxes                                 $ 391        $  --        $  --
                                                               -----        -----        -----

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate follows:


                                                                   Periods Ended December 31,
                                                                ------------------------------
                                                                2001         2000        1999
                                                                ----         ----        ----
     Statutory federal income tax rate                         34.0%        34.0%        34.0%
     State income taxes, net of federal
        income tax benefit                                       --           --           --
     Recognition of deferred taxes                               --           --           --
          Valuation allowance                                 (20.9%)      (34.0%)      (34.0%)
     Other                                                       .2%          --           --
                                                              -----        -----        -----
     Effective tax rates                                       13.3%         0.0%         0.0%
                                                              -----        -----        -----


   9 INCOME (LOSS) PER COMMON SHARE

     In the following table, basic earnings per share is derived by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. The diluted earnings per share calculation method is derived by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options. Historical amounts have been restated as a result of the seven-for-five stock split in the form of a dividend declared in 2001.

     The calculation of net income (loss) per common share for the years ended December 31 was as follows:



                                                       2001      2000       1999
                                                       ----      ----       ----
     Basic:
     Net income (loss) allocable to common
       stockholders                                  $ 1,754   $ 1,058   $  (851)
     Average common shares outstanding                 2,890     2,887     2,887
     Basic net income (loss) per share               $  0.61   $  0.36   $ (0.29)

     Diluted:
     Net income (loss) allocable to common
       stockholders                                  $ 1,754   $ 1,058   $  (851)
     Average common shares outstanding                 2,890     2,887     2,887
         Adjustment for stock options                    144        22        --
         Average common shares outstanding-diluted     3,034     2,909     2,887
     Diluted net income (loss) per share             $  0.58   $  0.36   $ (0.29)


  10 RELATED PARTY TRANSACTIONS

     Certain directors and executive officers have had loan transactions with the Company. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders. The following table summarizes changes in amounts of loans outstanding, both direct and indirect, to those persons during 2001 and 2000.

                               2001        2000
                               ----        ----
     Balance at January 1     $ 2,001   $  1,649
     Additions                    531      1,415
     Repayments                  (276)    (1,063)
                              -------    -------

     Balance at December 31   $ 2,256    $ 2,001
                              =======    =======

11 STOCK OPTION PLAN

     The shareholders, at their May 14, 1998 meeting, approved the Eagle Bancorp, Inc. 1998 Stock Option Plan (the "Plan"). The plan provides for the granting of incentive and nonqualifying options to selected key employees and members of the Board on a periodic basis. Options for not more than 309,375 shares of common stock may be granted under the Plan and the term of such options shall not exceed ten years. Management will present to shareholders, at the annual meeting, a proposal to increase the authorized shares under the Plan by 145,900 to 579,025. There are 19,000 shares which have been granted contingent upon the approval of the proposal by the shareholders.

     Following is a summary of changes in shares under option for the years indicated:
     (In Thousands Of Shares)


                                                                              Year Ended December 31,
                                                 -----------------------------------------------------------------------------------
                                                            2001                        2000                        1999
                                                            ----                        ----                        ----
                                                                   Weighted                  Weighted                Weighted
                                                   Number           Average      Number        Average   Number      Average
                                                of Shares    Exercise Price   of Shares  Exercise Price  of Shares   Exercise Price
                                                ---------    --------------   ---------  --------------  ---------   --------------
Outstanding at beginning of year                      333    $    5.71            306         $   5.71         262        $   5.71
Granted                                                96        10.06             30             5.80          46            5.71
Exercised                                              (8)        5.71             --             0.00          --            0.00
Cancelled                                              --        (5.71)            (3)           (5.71)         (2)          (5.71)
                                                ---------    ---------      ---------         --------     -------        --------
Outstanding at end of year                            421         6.72            333             5.72         306            5.71
                                                =========                   =========                     ========
Weighted average fair value of options
   granted during the year                                       $4.35                        $   3.10                    $   2.53
                                                             =========                        ========                    ========

     Weighted average remaining contract life                8.79 years

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the years ended December 31, 2000 and 1999. Because the options granted in 1998 were subject to stockholder approval at the May 14, 1999 stockholders' meeting, they are treated as if they were granted in 1999 for the purpose of calculating stock-based compensation disclosures.


                                                            2001             2000
                                                            ----             ----
                         Dividend yield                     0.00%            0.00%
                         Expected volatility               10.00%           10.00%
                         Risk free interest          4.84 - 5.68%     5.28 - 6.46%
                         Expected lives (in years)            10               10

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation" (SFAS 123), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its Plan. No compensation expense related to the Plan was recorded during the three years ended December 31, 2001. If the Company had elected to recognize compensation cost based on fair value at the grant dates for awards under the Plan consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts as follows for the years ended December 31,




                                                                         2001            2000             1999
                                                                         ----            ----             ----
                        Net Income (loss):
                           As reported                              $   1,754       $   1,058          $  (851)
                           Pro forma                                    1,360             975           (1,076)
                        Basic net income (loss) per share:
                           As reported                              $    0.61       $    0.36             (.29)
                           Pro forma                                     0.47            0.34             (.37)
                        Diluted net income (loss) per share:
                           As reported                              $    0.58       $    0.36             (.29)
                           Pro forma                                     0.45            0.34             (.37)

     The pro forma amounts are not representative of the effects on reported net income for future years.

12 EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) Plan covering all employees who have reached the age of 21 and have completed at least one month of service as defined by the Plan. The Company made contributions to the Plan of approximately $47 thousand, $46 thousand and $41 thousand in 2001, 2000 and 1999, respectively. These amounts are included in salaries and employee benefits in the accompanying Consolidated Statements of Operations.

13 COMMITMENTS AND CONTINGENCIES

     Various commitments to extend credit are made in the normal course of banking business. Letters of credit are also issued for the benefit of customers. These commitments are subject to loan underwriting standards and geographic boundaries consistent with the Company's loans outstanding.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     Outstanding loan commitments and lines and letters of credit at December 31, 2001 and 2000 are as follows:



                                                                         2001            2000
                                                                         ----            ----
     Loan commitments                                               $  32,295        $ 20,207
     Unused lines of credit                                            47,885          23,807
     Letters of credit                                                  1,757           2,313

     Because most of the Company's business activity is with customers located in the Washington, DC, metropolitan area, a geographic concentration of credit risk exists within the loan portfolio, and, as such, its performance will be influenced by the economy of the region.

     At December 31, 2001 the Company also had commitments to vendors for leasehold improvement and equipment expenses associated with the Bank's new Shady Grove office and completion of a new operations center. The amount of these commitments outstanding at December 31, 2001 were $553 thousand.

     In the normal course of business, the Company may become involved in litigation arising from banking, financial, and other activities. At December 31, 2001, the Company was not involved in any litigation.

  14 REGULATORY MATTERS

     The Company and Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weighing, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Company and Bank met all capital adequacy requirements to which they are subject.

     The actual capital amounts and ratios for the Company and Bank as of December 31, 2001 and for the Bank as of December 31, 2000 are presented in the table below:

                                                                                                      To Be Well
     (In Thousands of Dollars)                                                              For Capital Capitalized Under
                                            Company                Bank                      Adequacy Prompt Corrective
     In thousands                           Actual                Actual                            Purposes Action
                                                                                                       Provisions*
                                     ------------------------------------------------------------------------------------------
     As of December 31, 2001                  Amount         Ratio        Amount         Ratio              Ratio          Ratio
                                              ------         -----        ------         -----              -----          -----
        Total capital (to risk-weighted
          assets)                         $   19,054          9.9%    $   19,631         10.2%               8.0%          10.0%
        Tier 1 capital (to risk-weighted
         assets)                          $   16,943          8.8%        17,520          9.1%               4.0%           6.0%
        Tier 1 capital (to average
         assets)                          $   16,943          7.3%        17,520          7.6%               3.0%           5.0%

     As of December 31, 2000
         Total capital (to risk-weighted
           assets)                        $   16,281         12.7%     $  15,217         11.9%               8.0%          10.0%
         Tier 1 capital (to risk
         weighted assets)                 $   15,145         11.8%        14,075         11.0%               4.0%           6.0%
         Tier 1 capital ( to average
          assets)                         $   15,145          9.6%        14,075          9.0%               3.0%           5.0%
     * Applies to Bank only

     Bank and holding company regulations, as well as Maryland law, impose certain restrictions on dividend payments by the Bank, as well as restricting extensions of credit and transfers of assets between the Bank and the Company. At December 31, 2001, the Bank was limited from paying dividends to its parent company by the positive amount of retained earnings it held and the requirement to meet certain capital ratios. In December 2001, the Bank paid dividends of $150 thousand to its parent.

  15 FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a portion of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net realizable value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the Company taken as a whole.

     Cash and federal funds sold: For cash and due from banks, and federal funds sold the carrying amount approximates fair value.

     Investment securities: For these instruments, fair values are based on published market or dealer quotes.

     Loans net of unearned interest: For variable rate loans that reprice on a scheduled basis, fair values are based on carrying values. The fair value of the remaining loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term.

     Noninterest bearing deposits: The fair value of these deposits is the amount payable on demand at the reporting date.

     Interest bearing deposits: The fair value of interest bearing transaction, savings, and money market deposits with no defined maturity is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using the current rates at which similar deposits would be accepted.

     Customer repurchase agreements and other borrowings: The carrying amount for variable rate borrowings approximate the fair values at the reporting date. All of the Company's borrowings are on a variable rate basis.

     Off-balance sheet items: Management has reviewed the unfunded portion of commitments to extend credit, as well as standby and other letters of credit, and has determined that the fair value of such instruments are not material.

     The estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:



                                                                        2001                           2000
                                                                --------------------------------------------------------------
                                                                     Carrying            Fair         Carrying           Fair
     (In Thousands of Dollars)                                          Value           Value            Value          Value
                                                                        -----           -----            -----          -----
     ASSETS:
     Cash and due from banks                                        $   6,483       $   6,483        $   8,932       $   8,932
     Interest bearing deposits with other banks                           161             163              115             116
     Federal funds sold                                                    --              --            2,121           2,121
     Investment securities                                             39,439          39,439           32,398          32,398
     Loans, net                                                       185,818         185,867          116,576         116,516

     LIABILITIES:
     Noninterest bearing deposits                                      37,235          37,235           26,232          26,232
     Interest-bearing deposits                                        158,453         158,787          109,625         109,794
     Borrowings                                                        23,127          23,806           12,118          12,139

16 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table reports the unaudited results of operations for each quarter during 2001, 2000 and 1999:



                                                                               2001
                                                        ------------------------------------------------------
                                                         Fourth         Third          Second            First
                                                        quarter       quarter         quarter          quarter
                                                        -------       -------         -------          -------
     Total interest income                              $ 3,695       $ 3,644         $ 3,492          $ 3,290
     Total interest expense                               1,350         1,536           1,603            1,509
     Net interest income                                  2,345         2,108           1,889            1,781
     Provision for credit losses                            436           288             158               97
     Net interest income
        after provision for credit losses                 1,909         1,820           1,731            1,684
     Noninterest income                                     357           209             576              182
     Noninterest expense                                  1,786         1,694           1,581            1,384
     Net income before income
        taxes                                               480           335             726              482
     Income tax (benefit) expense                           163           115             (9)               --
     Net income                                             317           220             735              482

     Income per share
        Basic                                            $ 0.11        $ 0.08          $ 0.25           $ 0.17
        Diluted                                            0.10          0.07            0.24             0.17


                                                                            2000
                                                     ----------------------------------------------------
                                                     Fourth         Third         Second           First
                                                     quarter       quarter        quarter         quarter
                                                     -------       -------        -------         -------
     Total interest income                           $ 3,166       $ 2,748        $ 2,488         $  2,099
     Total interest expense                            1,442         1,219          1,031              857
     Net interest income                               1,724         1,529          1,457            1,242
     Provision for credit losses                         249           104            105              123
     Net interest income
        after provision for credit losses              1,475         1,425          1,352            1,119
     Noninterest income                                  102           122             52               75
     Noninterest expense                               1,314         1,159          1,124            1,067
     Net income before income taxes                      263           388            280              127
     Income tax benefit                                   --            --             --               --
     Net income                                          263           388            280              127

     Loss per share (basic
        and diluted are equal)                       $  0.12       $  0.19        $  0.14       $     0.06



                                                                            1999
                                                     ----------------------------------------------------
                                                     Fourth         Third         Second           First
                                                     quarter       quarter        quarter         quarter
                                                     -------       -------        -------         -------
     Total interest income                           $ 1,771       $ 1,350         $ 1,125        $   922
     Total interest expense                              695           498             433            394
     Net interest income                               1,076           852             692            528
     Provision for credit losses                          98           139             121             66
     Net interest income
        after provision for credit losses                978           713             571            462
     Noninterest income                                   77            56              46             35
     Noninterest expense                               1,074           940             916            859
     Loss before income taxes                            (19)         (171)           (299)          (362)
     Income Tax Benefit                                   --            --              --             --
     Net loss                                            (19)         (171)           (299)          (362)

     Loss per share (basic
        and diluted are equal)                       $ (0.01)      $ (0.08)        $ (0.14)       $ (0.18)

17 PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information for Eagle Bancorp, Inc. (Parent Company only) is as follows:

     CONDENSED BALANCE SHEETS

     December 31, 2001, and 2000




     ASSETS:                                     2001      2000
                                                 ----      ----
   Cash                                       $     15   $     34
   Investment securities available for sale      1,040      1,040
  Loans, net of allowance for credit losses
     2000- $0                                       --        535
Investment in subsidiary                        17,695     14,438
Other assets                                        70         23
                                              --------   --------

    TOTAL ASSETS                              $ 18,820   $ 16,070
                                              ========   ========

LIABILITIES:
   Accounts payable                           $     13   $      8
   Short-term borrowings                            --        540
   Long-term borrowings                          1,675         --
                                              --------   --------

       Total liabilities                         1,688        548
                                              --------   --------

STOCKHOLDERS' EQUITY:
    Common stock                                    29         21
    Surplus                                     16,515     16,479
    Retained Earnings                              399     (1,354)
    Accumulated other comprehensive income         189        376
                                              --------   --------
        Total stockholders' equity              17,132     15,522
                                              --------   --------

    TOTAL LIABILITIES AND STOCKHOLDERS'
           EQUITY                             $ 18,820   $ 16,070
                                              ========   ========

     CONDENSED STATEMENTS OF OPERATIONS

     For the Years Ended December 31, 2001, 2000, and 1999

                                                 2001      2000       1999
                                                 ----      ----       ----
     INCOME
        EagleBank dividends                     $   150    $   --    $    --
        Interest and dividends                       61        169       461
        Loss on sale of investment securities       (11)        --        --
                                                -------    -------   -------
             Total Income                           200        169       461

     EXPENSES:
         Salaries and employee benefits              27         20        20
         Interest expense                            32          7        12
         Legal and professional                      24         14        26
         Directors' fees                             12         24        28
         Other                                      101         88        88
                                                -------    -------   -------
              Total expenses                        196        153       174
                                                -------    -------   -------
     INCOME BEFORE INCOME TAX BENEFIT AND
     EQUITY IN UNDISTRIBUTED LOSS OF
     SUBSIDIARY                                       4         16       287

     INCOME TAX BENEFIT                              (5)        --        --
                                                -------    -------   -------
     INCOME BEFORE EQUITY IN UNDISTRIBUTED
     INCOME (LOSS) OF SUBSIDIARY                      9         16       287

     EQUITY IN UNDISTRIBUTED INCOME (LOSS)
      OF SUBSIDIARY                               1,754      1,041    (1,138)
                                                -------    -------   -------
     NET INCOME (LOSS)                          $ 1,754    $ 1,058   $  (851)
                                                =======    =======   =======

     CONDENSED STATEMENTS OF CASH FLOWS

     For the Years Ended December 31, 2001, 2000 and 1999

                                                            2001       2000        1999
                                                            ----       ----        ----
NET INCOME (LOSS)                                         $ 1,754    $ 1,058    $  (851)

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET
   CASH PROVIDED BY OPERATING ACTIVITIES:

 Loss (gain) on sale of assets                                 11         (4)        (2)
   Equity in undistributed (income) loss of subsidiary     (1,745)    (1,042)     1,137
   Decrease (increase) in other assets                        (47)        26         35
   (Decrease) increase in accounts payable                      5          2         (3)
                                                          -------    -------    -------
      Net cash (used) provided by operating activities        (22)        40        316
                                                          -------    -------    -------
CASH FLOW FROM INVESTING ACTIVITIES

   Net decrease (increase) in loans                           535        (73)     4,228
   Purchase of available for sale investment securities       (69)        --     (5,969)
   Proceeds from sale of available for sale investment
   securities                                                  58      3,239      4,887
   Investment in subsidiary                                (1,700)    (3,750)    (3,500)
                                                          -------    -------    -------
      Net cash used in investing activities                (1,176)      (584)      (354)
                                                          -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of common stock                                    44         --         --
   Borrowings                                               1,135        265        275
                                                          -------    -------    -------
      Net cash provided by financing activities             1,179        265        275
                                                          -------    -------    -------
NET (DECREASE) INCREASE IN CASH                               (19)      (279)       237

CASH AT BEGINNING OF PERIOD                                    34        313         76
                                                          -------    -------    -------
CASH AT END OF PERIOD                                     $    15    $    34    $   313
                                                          =======    =======    =======

EagleBank
Healthcare Advisory Board


Mark T Birns, M.D.                          Birns, Gloger & Pollack, M.D., P.C.
Bruce J. Bortnick, M.D.                     Shady Grove Radiological Consultants
Sarah M. Cato                               Prizm Management Group, Inc.
Stephen J. Kominsky, D.P.M.                 Mid-Atlantic Podiatry Associates
Frederick P. Smith, M.D.                    Kenwood Healthcare Management
Larry E. Walker                             The Walker Group
Michael H. Weber, D.D.S.                    Endodontic Associates of Greater Washington
Jeffrey E. Weintraub, CPA                   Kamerow, Weintraub & Swain, LLP

Eagle Bancorp, Inc.
Founders Advisory Board

Leslie M. Alperstein                        President, Washington Analysis
Joshua M. Freeman                           CEO, Carl Freeman Associates
Mitchell D. Herman                          President, Dana Creative Concepts Corp.
Robert J. Reaves                            President, R.M. Thornton, Inc.
John P. Townsend, Jr.                       President, Bogman, Inc.


                                   Appendix 2

                               Eagle Bancorp, Inc.








                         Quarterly Report on Form 10-QSB
                            for the nine months ended
                               September 30, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-QSB

(MARK ONE)

(X)           QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                For the Quarterly Period Ended September 30, 2002

                                       OR

( )            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from                    to
                                 ------------------   ---------------------

                         Commission File Number 0-25923

                               EAGLE BANCORP, INC
             (Exact name of registrant as specified in its charter)

           Maryland                                            52-2061461
-------------------------------                            -------------------
(State of other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                            Identification No.)

7815 Woodmont Avenue, Bethesda, Maryland                        20814
(Address of principal executive offices)                      (Zip Code)

                                 (301) 986-1800
              (Registrant's telephone number, including area code)

                                       N/A
              (Former name, former address and former fiscal year,
                          if changed since last report)

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes   x          No
                                               -----           -----

         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practical date.

         As of November 8, 2002, the registrant had 2,896,708 shares of Common Stock outstanding.

Item 1 - Financial Statements

                               EAGLE BANCORP, INC.

                           CONSOLIDATED BALANCE SHEETS
                    SEPTEMBER 30, 2002 AND DECEMBER 31, 2001
                             (dollars in thousands)

                                     ASSETS

                                                    September 30,   December 31,
                                                         2002          2001
                                                     (unaudited)
                                                    ------------    ------------
Cash and due from banks                                $ 24,783      $  6,483
Interest bearing deposits with other
  banks                                                   6,139           161
Federal funds sold                                        7,002            --
Investment securities available for sale                 69,452        39,439
Loans (net of allowance for credit losses of
  $2,668 and $2,111)                                    219,842       185,818
Premises and equipment, net                               3,602         3,172
Other assets                                              6,464         1,760
                                                       --------      --------
     TOTAL ASSETS                                      $337,284      $236,833
                                                       ========      ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:

Deposits:
   Noninterest-bearing demand                          $ 56,580      $ 37,235
   Interest-bearing transaction                          39,482        31,512
   Savings and money market                              90,116        61,572
   Time, $100,000 or more                                44,075        35,393
   Other time                                            36,400        29,976
                                                       --------      --------
     Total deposits                                     266,653       195,688
Customer repurchase agreements                           26,560        13,452
Short-term borrowings                                     8,400            --
Long-term borrowings                                     15,333         9,675
Other liabilities                                         1,180           886
                                                       --------      --------
     Total liabilities                                  318,126       219,701

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value; 20,000,000
  authorized,  2,896,708 and 2,895,124 issued and
  outstanding                                                29            29
Additional paid in capital                               16,531        16,515
Retained earnings                                         2,144           399
Accumulated other comprehensive income                      454           189
                                                       --------      --------
     Total stockholders' equity                          19,158        17,132
                                                       --------      --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $337,284      $236,833
                                                       ========      ========

See notes to consolidated financial statements

                               EAGLE BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
           (dollars in thousands, except per share amounts-unaudited)

                                                 Nine Months        Nine Months       Three Months       Three Months
                                                    Ended              Ended              Ended              Ended
                                                Sept 30, 2002      Sept 30, 2001      Sept 30, 2002      Sept 30, 2001
                                                -------------      -------------      -------------      -------------
INTEREST INCOME:
  Interest and fees on loans                       $10,533            $ 8,838            $ 3,709            $ 3,178
  Taxable interest and dividends on
   investment securities                             1,497              1,360                643                414
  Interest on balances with other banks                 33                  7                 29                  3
  Interest on federal funds sold                        61                221                 24                 49
                                                   -------            -------            -------            -------
    Total interest income                           12,124             10,426              4,405              3,644
                                                   -------            -------            -------            -------

INTEREST EXPENSE:
  Interest on deposits                               3,292              4,292              1,104              1,409
  Interest on customer repurchase
    agreements                                         182                330                 74                112
  Interest on short-term borrowings                    105                 26                 57                 15
  Interest on long-term borrowings                     297                 --                127                 --
                                                   -------            -------            -------            -------
    Total interest expense                           3,876              4,648              1,362              1,536
                                                   -------            -------            -------            -------

NET INTEREST INCOME                                  8,248              5,778              3,043              2,108

PROVISION FOR CREDIT LOSSES                            675                543                182                288
                                                   -------            -------            -------            -------

NET INTEREST INCOME AFTER PROVISION
  FOR CREDIT LOSSES                                  7,573              5,235              2,861              1,820
                                                   -------            -------            -------            -------

NONINTEREST INCOME:
  Service charges on deposit accounts                  764                495                274                186
  Gain on sale of investment securities                143                352                143                (17)
  Gain on sale of loans                                246                 --                149                 --
  Other income                                         263                120                123                 40
                                                   -------            -------            -------            -------
    Total noninterest income                         1,416                967                689                209
                                                   -------            -------            -------            -------

NONINTEREST EXPENSES:
  Salaries and employee benefits                     3,235              2,477              1,120                902
  Premises and equipment expenses                    1,219                899                424                335
  Advertising                                          142                 90                 59                 32
  Outside data processing                              354                258                125                 90
  Other expenses                                     1,270                935                449                335
                                                   -------            -------            -------            -------
    Total noninterest expenses                       6,220              4,659              2,177              1,694

NET INCOME BEFORE INCOME TAXES                       2,769              1,543              1,373                335

INCOME TAXES                                         1,024                106                525                115
                                                   -------            -------            -------            -------
NET INCOME                                         $ 1,745            $ 1,437            $   848            $   220
                                                   =======            =======            =======            =======
INCOME PER SHARE:
  Basic                                            $  0.60            $  0.50            $  0.29            $  0.08
  Diluted                                          $  0.56            $  0.48            $  0.27            $  0.07

See notes to consolidated financial statements

                               EAGLE BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 and 2001
                        (dollars in thousands-unaudited)

                                                                        Nine Months           Nine Months
                                                                           Ended                 Ended
                                                                       September 30,         September 30,
                                                                           2002                  2001
                                                                       -------------         -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                               $   1,745             $   1,437
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Increase in deferred income taxes                                          (178)                   --
   Provision for credit losses                                                 675                   543
   Depreciation and amortization                                               405                   304
   Gain on sale of loans                                                      (246)                   --
   Gain on sale of investment securities                                      (143)                 (352)
   Increase in other assets                                                 (4,526)                 (549)
   Increase in other liabilities                                               294                   384
                                                                         ---------             ---------
        Net cash (used) provided by operating activities                    (1,974)                1,767
                                                                         ---------             ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in interest bearing deposits with other banks                      (5,978)                  (16)
Purchases of available for sale investment securities                     (251,611)              (68,475)
Proceeds from sale available for sale securities                             4,999                 9,413
Proceeds from maturities of available for sale securities                  216,451                60,691
Increase in federal funds sold                                              (7,002)               (4,260)
Net increase in loans                                                      (33,897)              (48,113)
Bank premises and equipment acquired                                          (835)                 (675)
                                                                         ---------             ---------
        Net cash used by investing activities                              (77,873)              (51,435)
                                                                         ---------             ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in deposits                                                        70,965                41,234
Increase in customer repurchase agreements                                  13,108                 5,469
Increase in short term borrowings                                            8,400                  (440)
Increase in long-term borrowings                                             5,658                    --
Proceeds from exercise of stock options                                         16                    44
                                                                         ---------             ---------
         Net cash provided by financing activities                          98,147                46,307
                                                                         ---------             ---------

NET INCREASE (DECREASE) IN CASH                                             18,300                (3,361)

CASH AND DUE FROM BANKS AT BEGINNING OF PERIOD                               6,483                 8,932
                                                                         ---------             ---------

CASH AND DUE FROM BANKS AT END OF PERIOD                                 $  24,783             $   5,571
                                                                         =========             =========

Supplement cash flows information:
   Interest paid                                                         $   3,979             $   4,597
   Income taxes paid                                                     $   1,015             $     227

See notes to consolidated financial statements

                               EAGLE BANCORP, INC
 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE NINE MONTHS
                        ENDED SEPTEMBER 30, 2002 AND 2001
                       (dollars in thousands - unaudited)

                                                                             Accumulated
                                                 Additional   Accumulated       Other          Total
                                       Common     Paid in      (Deficit)    Comprehensive   Stockholders
                                       Stock      Capital      Earnings         Income         Equity
                                      --------   --------------------------------------------------------------
Balances at January 1, 2001           $     21    $ 16,479     $ (1,355)       $    377       $ 15,522

Exercise of stock options                               44                                          44

Net income                                                        1,437                          1,437

Other comprehensive income-
    unrealized loss on investment
      securities available for sale                                                 (51)           (51)
                                                                                              --------
Total comprehensive income                                                                       1,422

Seven for five stock split effected
  in the form of a 40% stock
  dividend                                   8          (8)
                                      ----------------------------------------------------------------
Balances at September 30, 2001        $     29    $ 16,515     $     82        $    326       $ 16,952
                                      ----------------------------------------------------------------

Balances at January 1, 2002           $     29    $ 16,515     $    399        $    189       $ 17,132

Exercise of stock options                               16                                          16
Net income                                                        1,745                          1,745

Other comprehensive
   income-unrealized gain on
   investment securities
   available for sale                                                               265            265
                                                                                              --------
Total comprehensive income                                                                       2,026
                                      ----------------------------------------------------------------
Balances at September 30, 2002        $     29    $ 16,531     $  2,144        $    454       $ 19,158
                                      ----------------------------------------------------------------

                               EAGLE BANCORP, INC.

                          NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     General - The financial statements of Eagle Bancorp, Inc. (the "Company") included herein are unaudited; however, they reflect all adjustments consisting only of normal recurring accruals that, in the opinion of Management, are necessary to present fairly the results for the periods presented. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The Company believes that the disclosures are adequate to make the information presented not misleading. There have been no significant changes to the Company's accounting policies as disclosed in the 2001 Annual Report. The results of operations for the nine and three months ended September 30, 2002 are not necessarily indicative of the results of operations to be expected for the remainder of the year, or for any other period.

2. NATURE OF BUSINESS

     The Company, through its bank subsidiary, provides domestic financial services primarily in Montgomery County, Maryland and Washington, DC. The primary financial services include real estate, commercial and consumer lending, as well as traditional demand deposits and savings products.

3. INVESTMENT SECURITIES

     Amortized cost and estimated fair value of securities available - for - sale are summarized as follows: (in thousands)

                                                                  September 30, 2002

                                                                Gross             Gross            Estimated
                                            Amortized        Unrealized         Unrealized            Fair
                                              Cost              Gains             Losses              Value
                                            ---------        ----------         ----------         ---------
U.S. Treasury securities                    $ 11,508          $      5           $     --           $ 11,513
U.S. Government Agency securities             55,451               740                 --             56,191
Federal Reserve Bank and
     Federal Home Loan Bank stock              1,534                --                 --              1,534
Other equity investments                         270                --                (56)               214
                                            --------          --------           --------           --------
                                            $ 68,763          $    745           $    (56)          $ 69,452
                                            ========          ========           ========           ========
                                                                   December 31, 2001

                                                                Gross             Gross            Estimated
                                            Amortized        Unrealized         Unrealized            Fair
                                              Cost              Gains             Losses              Value
                                            ---------        ----------         ----------         ---------
U.S. Treasury securities                    $ 12,538          $      2           $     --           $ 12,540
U.S. Government Agency securities             25,467               387               (100)            25,754
Federal Reserve Bank and Federal Home
      Loan Bank stock                            880                --                 --                880
Other equity investments                         269                 5                 (9)               265
                                            --------          --------           --------           --------
                                            $ 39,154          $    394           $   (109)          $ 39,439
                                            ========          ========           ========           ========

4. INCOME TAXES

     The Company uses the liability method of accounting for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred-tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences reverse. Deferred income taxes were recognized as of the quarter ending June 30, 2001, when it was deemed more likely than not that the benefits of such deferred income taxes would be realized. The benefit associated with the initial recognition of the net deferred tax asset is a one-time occurrence. Beginning July 1, 2001 the Company began to record income tax expense. Prior to the quarter ending June 30, 2001, the Company had not recorded income tax expense.

5. EARNINGS PER SHARE

     Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period, including any potential dilutive common shares outstanding, such as options and warrants. Earnings per share have been restated to reflect the stock splits in 2001 and 2000 of 40% and 25% respectively.

Item 2       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

This discussion and analysis provides an overview of the financial condition and results of operations of Eagle Bancorp, Inc. ("Company") and EagleBank ("Bank") for the nine and three months ended September 30, 2002 and 2001.

This report contains forward looking statements within the meaning of the Securities Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Company operations and policies and regarding general economic conditions. In some cases, forward looking statements can be identified by use of such words as "may", "will", "anticipate", "believes", "expects", "plans", "estimates", "potential", "continue", "should", and similar words or phrases. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors and other conditions which, by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward-looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward-looking statement. The Company does not undertake to update any forward-looking statement to reflect occurrences or events, which may not have been anticipated as of the date of such statements.

It is intended that this discussion and analysis help the readers in their analysis of the accompanying consolidated financial statements.

GENERAL

Eagle Bancorp, Inc. was incorporated under the general corporation laws of the State of Maryland, on October 28, 1997, and is headquartered in Bethesda, Maryland. The Company was formed to be a bank holding company for EagleBank, its Maryland chartered commercial bank subsidiary.

On June 9, 1998 the Company closed its initial offering of shares of the Company stock, having received subscriptions for 1.65 million shares of common stock. Gross proceeds of the offering amounted to $16.5 million.

On July 20, 1998, having received the required approvals from the State of Maryland and Federal Reserve System and been accepted for deposit insurance by the FDIC, EagleBank opened its first office in Rockville, Maryland. On that date the Company became a bank holding company by capitalizing the Bank with $7.75 million.

On August 4, 1998, a second office was opened in Silver Spring and on November 9, 1998 the Bank's main office was opened at 7815 Woodmont Avenue, Bethesda. The Bank's main office also serves as the headquarters for the Company. A fourth office, the Bank's second in Silver Spring, was opened September 1, 1999 at 850 Sligo Avenue, Silver Spring, Maryland. A fifth office, the Bank's first in the District of Columbia opened May 22, 2001 at 20th and K Streets in Northwest, Washington, DC. A sixth office opened March 18, 2002 at Shady Grove and Blackwell Roads in Gaithersburg, MD, expanding the Bank's service area in its primary market of Montgomery County.

The Bank is continually looking for promising branch sites that will contribute to the Bank's growth and profit expectations. While additional branching activity is anticipated, there can be no assurance as to when or if, additional branches will be established, whether any such branches can be operated profitably, or whether such expansion will result in increased assets, earnings, return on equity or shareholder value.

EagleBank was formed to serve the business community of Montgomery County, Maryland, and contiguous areas including Washington, DC. The Company offers a full range of services demanded by the business community including sweep accounts, lock box, escrow management and on-line wire transfer, among other services.

In March of 2001, the Bank expanded on its SBA loan program and hired a loan officer specifically responsible for further developing the SBA loan portfolio. During the nine and three months ended September 30, 2002, the SBA loan program contributed $246 thousand and $149 thousand, respectively, in gains on the sale of the insured portion of SBA loans and expectations are for this source of income to significantly contribute to the Bank's income as management continues to place emphasis on SBA lending and more loans of this type are originated.

The Company believes that the accompanying financial information attests to the support the Bank has received from the community. Assets of the Company were at $338 million as of September 30, 2002, an increase of 43% from December 31, 2001, and earnings were $1.745 million for the nine months and $848 thousand for the three months ended September 30, 2002. The successes of the Company, in slightly over four years (July 20, 2002) of banking operations, are attributable to a pattern of continually strong growth in deposits and loans and in a quality loan portfolio achieved while maintaining reasonable interest spreads and margins in a competitive market.

CRITICAL ACCOUNTING POLICIES

The allowance for credit losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two principles of accounting: (a) SFAS 5, "Accounting of Contingencies", which requires that losses be accrued when they are probable of occurring and estimatable and (b) SFAS 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Three basic components comprise our allowance for credit losses: a specific allowance, a formula allowance and an unallocated allowance. Each component is determined based on estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance to loans identified as impaired. An impaired loan may show deficiencies in the borrower's overall financial condition, payment record, support available from financial guarantors and/or the fair market value of collateral. When a loan is identified as impaired, following consideration of the mentioned factors, a specific reserve is established based on the Company's assessment of the loss that may be in the individual loan. The formula allowance is used to estimate the loss on internally risk rated loans, exclusive of those identified as impaired. Loans identified as special mention, substandard, doubtful and loss, as well as impaired, are segregated from performing loans. Remaining loans are then grouped by type (commercial, commercial real estate, construction or consumer). Each loan type is assigned an allowance factor based on management's estimate of the risk, complexity and size of individual loans within a particular category. Classified loans are assigned higher allowance factors than non-rated loans due to management's concerns regarding collectibility or management's knowledge of particular elements regarding the borrower. Allowance factors grow with the worsening of the internal risk rating. The unallocated formula is used to estimate the loss of non-classified loans stemming from more global factors such as delinquencies, loss history, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, quality of loan review system and the effect of external factors such as competition and regulatory requirements. The unallocated allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance.

Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for credit losses, including in connection with the valuation of collateral, a borrower's prospects of repayment, and in establishing allowance factors on the formula allowance and unallocated allowance components of the allowance. The establishment of allowance factors is a continuing exercise, based on management's continuing assessment of the global factors discussed above and their impact on the portfolio, and allowance factors may change from period to period, resulting in an increase or decrease in the amount of the provision or allowance, based upon the same volume and classification of loans. Changes in allowance factors will have a direct impact on the amount of the provision, and a corresponding effect on net income. Errors in management's perception and assessment of the global factors and their impact on the portfolio could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or chargeoffs.

FINANCIAL CONDITION

As of September 30, 2002, assets were $338 million an increase of 43% from December 31, 2001, and deposits and customer repurchase agreements were $293 million, an increase from year end 2001 of 40%. The growth experienced during the nine months was from a cross section of businesses targeted by the Bank and continues a trend started with the opening of the Bank in July 1998. During the third quarter, growth can be particularly attributed to the strong activity, stimulated by historically low interest rates, in real estate related fields. In addition, the sagging stock market has caused depositors to keep more money in cash. Management anticipates that the growth in deposits will slow if interest rates rise or the stock market becomes more bullish, or both.

Total loans increased $35 million during the nine months ended September 30, 2002. This represents an increase of 19%. Management is pleased with the continued growth in the loan portfolio and the quality of loans it has been able to consider. Management expects loan growth of approximately 25% for the year. While the projected growth is lower than experienced during 2001, which was 60%, the rate is against a larger base and is in the face of a weaker economy. While management believes that this rate of loan growth is attainable, without an adverse effect on the overall quality of the loan portfolio, there can be no assurance that the Company will attain this rate of loan growth, that it will not attain a higher rate of growth, that adequate funding sources will be available at attractive rates to facilitate these new loans, that the new loans will prove profitable to the Company, or that such loans will not result in additional charge-offs or provisions for credit losses.

     Loans, net of amortized deferred fees, at September 30, 2002 and December 31, 2001 are summarized by type as follows:
     ( in thousands)

                                                     September 30,       December 31,
                                                          2002                2001
                                                     -------------       ------------
     Commercial                                        $  54,404           $  50,932
     Real Estate                                         108,132              87,200
     Construction                                         21,691              19,038
     Home equity                                          33,861              26,656
     Other consumer                                        4,422               4,103
                                                       ---------           ---------
         Total loans                                     222,510             187,929
            Less: allowance for credit losses             (2,668)             (2,111)
                                                       ---------           ---------
     Loans, net                                        $ 219,842           $ 185,818
                                                       =========           =========

RESULTS OF OPERATIONS

On a consolidated basis, the Company recorded net income of $1.745 million for the nine months and $848 thousand for the three months ended September 30, 2002, as compared to net income of $1.437 million for the nine months and $220 thousand for the three months ended September 30, 2001. Basic income per share for the nine months and three months ended September 30, 2002 were $0.60 and $0.29 respectively and diluted income per share was $0.56 and $0.27 for each during the same periods. During the same periods in 2001, basic earnings per share were $0.50 and $0.08 and diluted earnings per share were $0.48 and $0.07. The reported income for the nine months ended September 30, 2002, was 21% greater than the corresponding period in 2001 and the reported income for the quarter ended September 30, 2002 was 285% greater the same quarter in 2001. Income before taxes for the first nine months of 2002 was $2.769 million compared to $1.542 million for the first nine months of 2001 or a 79% increase. The effective tax rate was 37.0% for the nine months ended September 30, 2002 versus 6.9% for the nine months ended September 30, 2001. The lower effective tax rate in 2001 is as a result of the recognition of deferred income taxes as of June 30, 2001 that had previously not been recorded because their realization was not considered more likely than not. Prior to June 30, 2001, no income tax expense had been recorded by the Company.

During the quarter and for the nine months ended September 30, 2002, $143 thousand in gains on the sale of investment securities were recognized. During the nine months ended September 30, 2001, $352 thousand in net gains on the sale of investment securities were recognized. The net gains were after a $17 thousand loss recognized in the three months ended September 30, 2001. In the first nine months of 2002, $246 thousand was recognized on the sale of the insured portion of SBA loans. Of that amount, $149 thousand was recognized in the third quarter. While gains, or losses, on the sale of investment securities are recognized on an opportunistic basis and do not occur on a predicable periodic basis, the Company considers the premiums realized on the sale of SBA loans as a continuing source of operating income by the Bank.

During the first nine months of 2002, the Company made a provision for credit losses of $675 thousand and had a total of $146 thousand in charged-off loans and $28 thousand in loan recoveries. At September 30, 2002, no loans had been placed on non-accrual. Management believes, that as of September 30, 2002, the allowance for credit losses was adequate at $2.668 million, representing 1.22% of its outstanding loans, excluding loans collateralized by cash, and/or marketable securities and loans with government guarantees. The Bank uses the services of an outside consultant for periodic reviews of its loan portfolio to assess credit quality, loan documentation and collateral sufficiency. The Bank has also developed a comprehensive internal loan loss analysis system based on guidance provided by federal bank regulatory agencies. See "Allowance and Provision of Credit Losses" and "Critical Accounting Policies" for further discussion of the allowance and provision.

During the quarter ended September 30, 2002, the Company contributed $1.6 million in additional capital to the Bank from funds provided through a line of credit available to the Company. This contribution is in addition to $1.6 million contributed in the first six months. The contributions were made as the Bank grew in order to maintain the Bank's status as "well capitalized" as defined by regulatory guidelines.

The following table sets out the annualized returns on average assets, returns on average equity and equity to assets (average) for the nine months ending September 30, 2002 and 2001 and the year ending December 31, 2001:

                                  September       September        December
                                     2002            2001            2001
                                  ---------       ---------        --------
             Return on assets        0.84%           1.05%           0.88%
             Return on equity       12.99%          12.37%          10.56%
             Equity to assets        6.50%           8.47%           8.36%

NET INTEREST INCOME AND NET INTEREST MARGIN

Net interest income is the difference between income on assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investments; interest bearing deposits, customer repurchase agreements and other borrowings make up the cost of funds. Noninterest bearing deposits and capital (including capital provided to the Bank through contribution of amounts drawn on the Company's line of credit with a correspondent bank) are other components representing funding sources. Changes in the volume and mix of assets and funding sources along with the changes in yields earned and rates paid, determine changes in net interest income.

The net interest income for the nine months ended September 30, 2002 was $8.25 million, as compared to $5.78 million for the period ended September 30, 2001, an increase of 42.7%. This improvement is largely a result of the 47.1% overall growth in average earning assets, including a 45.0% increase in average loans.

Total interest income for the nine months ended September 30, 2002 was $12.12 million as compared to $10.43 million for the nine months ended September 30, 2001. The percentage increase in interest income from period to period at 6.6% was not as great as the percentage increase in earning assets for the same time of 47.1% because of the decline of 164 basis points in the yield on earning assets. The decline in the yield on earning assets was offset by a decline of 191 basis points in the cost of interest bearing liabilities. Total interest expense for the nine months ended September 30, 2002 was $3.88 million as compared to $4.65 million for the nine months ended September 30, 2001, or a decline of 19.8%. As the rates the Bank was able to earn on earning assets declined, resulting from the actions of the Federal Reserve Bank in lowering interest rates, so did the cost of attracting interest bearing liabilities. Management was aggressive in reducing the Bank's cost of funds while at the same time staying competitive with the market. The relative decline in income and the absolute decline in yield on the portfolio, despite the significant (68%) increase in the size of the investment portfolio, reflects the maturity and call of higher yielding investment securities in late 2001 and the reinvestment of proceeds and new funds in a much lower interest rate environment. During the nine month and three month periods, the Company has invested in short term maturities in its investment portfolio because of the uncertainty of the direction of interest rates, and to maintain liquidity to service loan demand. The Company positioned the portfolio to avoid the interest rate risk associated with investing long term in the current low interest rate environment. Two of the investments used by the Bank are short term U.S. Treasury Bills and Discount Notes. These have been purchased with maturities as short as one week. The maturity of and reinvestment into these investments have exaggerated the activity in the investment portfolio as reflected in the Consolidated Statements of Cash Flows. Management, through the ALCO Committee, continually evaluates interest rate risk and makes changes in its investment philosophy consistent with indications of the market.

The following table reflects the change in spreads and margin, from the first nine months of 2001 to the first nine months of 2002. Comparing the two periods, the Bank's spread, the difference between the rate earned on earning assets and the rate paid on interest bearing liabilities, increased 27 basis points while margin declined 12 basis points. Margin is net interest income divided by average total earning assets and incorporates the effect of non-interest bearing liabilities on yield. The decline in margin versus an increase in spread reflects the impact that non-interest bearing liabilities can have on margin in a declining interest environment. As rates decline there is an absolute decline in income levels from assets supported by non-interest bearing liabilities since there is no interest cost associated with those liabilities. When rates rise the opposite effect can result in the margin increasing relative to spread.

AVERAGE BALANCES, INTEREST YIELDS, AND RATES, AND NET INTEREST MARGIN NINE MONTHS ENDED SEPTEMBER 30,

                                                  2002                                 2001
                                                  ----                                 ----
                                                 Average                 Average      Average                 Average
                                                 Balance    Interest    Yield/Rate    Balance    Interest    Yield/Rate
                                                ---------   ---------   ----------   ---------   ---------   ----------
ASSETS:

Interest earnings assets:
    Interest bearing deposits with
      other banks                               $   1,549   $      33      2.84%
    Loans                                         204,145      10,533      6.90%     $ 140,765   $   8,838      8.39%
    Investment securities                          50,190       1,497      3.99%        29,927       1,367      6.09%
    Federal funds sold and other
         interest earning assets                    5,015          61      1.63%         6,692         221      4.41%
                                                ---------   ---------                ---------   ---------
           Total interest earning assets          260,899      12,124      6.21%       177,384      10,426      7.85%
                                                ---------   ---------                ---------   ---------

    Total noninterest earning assets               17,289                               11,395
    Less: allowance for credit losses               2,362                                1,313
                                                ---------                            ---------
      Total noninterest earning assets             14,927                               10,082
                                                ---------                            ---------
      TOTAL ASSETS                               $275,826                            $ 187,466
                                                =========                            =========

LIABILITIES AND STOCKHOLDERS' EQUITY:

Interest bearing liabilities:
   NOW accounts                                    28,331          66      0.31%        19,455         205      1.41%
   Savings and money market accounts               76,779       1,197      2.08%        51,552       1,484      3.85%
   Certificates of deposit                         77,157       2,029      3.52%        59,343       2,603      5.86%
   Customer repurchase agreements                  17,075         182      1.43%        12,329         330      3.58%
   Short-term borrowings                            3,651         105      3.86%
   Long-term borrowings                             9,984         297      3.98%           526          26      6.61%
                                                ---------   ---------                ---------   ---------
        Total interest bearing liabilities        212,977       3,876      2.43%       143,205       4,648      4.34%
                                                ---------   ---------                ---------   ---------

Noninterest bearing liabilities:
    Noninterest bearing deposits                   43,751                               27,464
    Other liabilities                               1,180                                  922
                                                ---------                            ---------
        Total noninterest bearing liabilities      44,931                               28,389
                                                ---------                            ---------

Stockholders' equity                               17,918                               15,875
                                                ---------                            ---------
        TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                  $ 275,826                            $ 187,466
                                                =========                            =========

Net interest income                                         $   8,248                            $   5,778
                                                            =========                            =========
Net interest spread                                                        3.78%                                3.51%
Net interest margin                                                        4.23%                                4.35%

ALLOWANCE AND PROVISION FOR CREDIT LOSSES

The provision for credit losses represents the expense recognized to fund the allowance for credit losses. This amount is based on many factors, which reflect management's assessment of the risk in its loan portfolio. Those factors include economic conditions and trends, the value and adequacy of collateral, volume and mix of the portfolio, performance of the portfolio and internal loan processes.

At September 30, 2002, the allowance for credit losses was $2.67 million, representing 1.22% of outstanding loans, excluding loans secured by cash and/or readily marketable securities and loans with government guarantees. The allowance has been established based principally on current economic conditions, perceived asset quality, results of external loan reviews and the Bank's internal allowance analysis process which includes analysis of peer group loss experience. Given these considerations the allowance is believed to be adequate.

At September 30, 2002, there were $1.7 million of loans past due more than thirty days but less than ninety days. This compares to $498 thousand of such loans at September 30, 2001 and $1.2 million at June 30, 2002. There were $1.25 million of loans over ninety days and still accruing interest at September 30, 2002. This compares to no such loans at September 30, 2001 and $243 thousand at June 30, 2002. Of the total loans over 30 days delinquent as of September 30, 2002, one relationship, represented by approximately seventy (70) separate loans secured by third party automobile leases, is $948 thousand. Management has taken possession of its collateral, in the form of the underlying leases, and is affecting a current payment cash flow stream of approximately 85% from the leasees. Considering the current cash flow and the nature of the credit, management feels that it is reasonable to continue to accrue interest and has not placed this loan(s) on non accrual. However, management feels that there is a potential for a loss of up to $150 thousand and has specifically reserved that amount. The Bank does not have a concentration in this type of lending.

Of the other credits over 30 days delinquent, all but $80 thousand were current or paid off shortly after September 30, 2002. No debt has been restructured and the Company has no foreclosed real estate. Management does not currently believe that any of the other loans past due thirty days but less than ninety days or the loans over ninety days but still accruing interest will result in a loss. As of September 30, 2002, no specific allowance, except as mentioned, has been provided for any other loans.

For the nine months ended September 30, 2002, the Company made a provision for possible credit losses of $675 thousand, and charged-off $118 thousand in loans, net of recoveries. This compares to a provision of $543 thousand and net charge-offs of $8 thousand during the nine months ended September 30, 2001. The increase in the provision principally reflects, after accounting for net charge-offs, the increase in outstanding loans and the associated provision consistent with the Banks analysis of the allowance for credit losses. Through that analysis management assesses the increased risk in the portfolio resulting from a weakening national and regional economy, higher level of charge-offs and past dues among other factors. At September 30, 2002, there were no loans, except as mentioned, which were currently performing but as to which information was known to management causing it to seriously doubt the ability of the borrower to comply with the current loan terms.

Management feels that the allowance for credit losses is adequate. There can be no assurance, however, that additional provisions for credit losses will not be required in the future, including a result of changes in the economic assumptions underlying management's estimates and judgments, adverse developments in the economy, on a national basis or in the Company's market area, or changes in the circumstances of particular borrowers.

The Company, on a quarterly basis, completes an analysis of the allowance for credit losses. Emphasis is placed on independent external loan reviews and monthly internal reviews. The determination of the allowance for credit losses is based on qualitative and quantitative factors for each category and type of loan along with any specific allowance for adversely classified loans within each category. Factors are different for each category and are assigned a percentage weight and total weight is applied to each loan category. Qualitative factors include: levels and trends in delinquencies and non-accruals, trends in volumes and terms of loans, effects of any changes in lending policies, the experience, ability and depth of management, national and local economic trends and conditions, concentrations of credit, quality of the Company's loan review system, and regulatory requirements. The total allowance required changes as the percentage weight assigned to the various factors change and as various types and categories of loans change as a percentage of total loans.

Activity in the allowance for credit losses for the nine months ended September 30, 2002 and 2001 is shown below:

     (in thousands)

                                                2002                  2001
                                                ----                  ----
     Balance at beginning January 1,           $ 2,111              $ 1,142
     Provision for credit losses                   675                  543
                                                 -----               ------
     Loan charge offs - consumer                   (35)                  (8)
     Loan charge offs - commercial                (111)                  --
     Loan recoveries - consumer                     28                   --
                                                 -----               ------
        Net charge offs                           (118)                  (8)
                                                 -----               ------
     Balance at end September 30,              $ 2,668              $ 1,677
                                               =======              =======

At September 30, 2002 and December 31, 2001, the allowance for credit losses was allocated to the various categories of loans as follows:

         (in thousands)

                                    September 2002             December 2001
                                ----------------------    ----------------------
                                Amount     Percent (1)    Amount     Percent (1)
                                -------    -----------    -------    -----------
     Commercial                 $ 1,035       24.5%       $   743       27.2%
     Real estate-commercial         880       48.6%           701       49.1%
     Construction                   228        9.7%           218       10.1%
     Home equity                    264       15.2%           212       11.6%
     Other consumer                  85        2.0%           100        2.0%
     Unallocated                    176         --            137         --
                                -------       ----        -------       ----
     Total allowance for
       credit losses            $ 2,668        100%       $ 2,111        100%
                                =======       ====        =======       ====

     (1) Represents the percent of loans in category to the gross loans.

NONINTEREST INCOME

Noninterest income primarily represents deposit account service charges and fees and noninterest loan fees. For the nine months ended September 30, 2002 non-interest income was $1.42 million, as compared to $967 thousand for the nine month period ended September 30, 2001. In the first nine months of 2001 the Bank had net gains on the sale of investment securities of $352 thousand while in the first nine months of 2002 the Bank had net gains on the sale of investment securities of $143 thousand. For the nine month period ending September 30, 2002, the Bank realized gains of $246 thousand from the sale of SBA loans. There were no gains from this source during the first nine months of 2001. The gain on sale of SBA loans is considered a continuing and regular operating income source for the Bank. These gains are unlike the gains, or losses, on the sale of available for sale securities which are opportunistic gains, or losses, and irregular in timing. As a result of issues relating to federal appropriations and budget authority for the Small Business Administration, the aggregate amount of SBA loan guarantees which the SBA may issue may be limited or reduced. Management believes that the limitations on the SBA will be lifted when the appropriations process is completed. If there limitations on the SBA continue, the Company's gains on the sale of the insured portion of such loans will be adversely affected. Other non-interest income, including service charge income increased 67%.The increase in non-interest income, other than gains realized from the sale of loans and securities, is reflective of the overall growth of the Bank. The most significant increase was in service charge income on deposit accounts which increased from $274 thousand in the nine months ended September 30, 2001 to $764 thousand in the same period in 2002, primarily as a result of an increase in the number of deposit accounts, increased activity in accounts and increases in certain fees initiated by the Bank.

In late June 2002, the Bank invested $2 million in a Bank Owned Life Insurance
(BOLI) contract. This was followed by a second investment of $2 million in a BOLI contract in September of 2002. These contracts provided approximately $31 thousand of non-taxable non-interest income for the period ending September 30, 2002 and income for the first full year of the contracts should total approximately $220 thousand.

NONINTEREST EXPENSE

Noninterest expense was $6.22 million for the nine months ended September 30, 2002 compared to $4.66 million for the nine months ended September 30, 2001. Increases in noninterest expense primarily relate to normal salary and employee benefit cost increases, and costs related to the establishment and staffing of the Bank's sixth office in the Shady Grove area of Montgomery County, which opened in March 2002. Increases in staff were also made in the Bank's lending and operations areas to properly service the growth experienced by the Bank. Other expenses increased consistent with needs to service the growth experienced during the year. Management has made a concentrated effort to budget and monitor noninterest expenses and believes it has established practices to control these expenses while meeting the requirements of a rapidly growing bank.

LIQUIDITY

Liquidity is a measure of the Bank's ability to meet the demands required for the funding of loans and to meet depositor's requirements for use of their funds. The Bank's sources of liquidity are made up of cash balances, due from banks, federal funds sold and short term securities. There are other sources of liquidity, which may be used by the Bank, such as Federal Home Loan Bank advances. In February 2001, the Company established a line of credit loan with a correspondent bank of $5 million to be used for general operating purposes including short-term liquidity needs. In July of 2002, this line was increased to $10 million. At September 30, 2002, the Company had $4.4 million outstanding on the line.

In October 2001, the Bank drew an $8 million FHLB advance to fund loan growth and to lock in, a then, attractive long term rate (four years at 4.28%). The advance was secured by commercial mortgage loans and investment securities. In July the Bank took a PRC (principal reducing credit) from the FHLB for $12 million at 2.79% for a period of three years with monthly payments of $333 thousand. The proceeds of this credit were invested in GNMA securities at a yield of approximately 4.5% with the cash flow from the GNMA securities meeting the payment requirements under the PRC for the first year.

In addition to traditional sources of deposit funds, the Bank used the wholesale CD market to supplement its in-market deposit gathering operation. These deposits are not brokered and are generally obtained at rates at or near the Bank's local market rates, although there can be no assurance that the Bank will not have to pay higher rates to obtain deposits sufficient to fund lending operations. The total of these deposits at September 30, 2002, was $19.2 million. Because of the highly liquid position of the Bank, these deposits are being allow to run off as they mature which will be over the next year and into 2004.

At September 30, 2002, the Bank's liquidity formula reported $49 million of liquidity in excess of the amount which might be required to meet projected and contingent needs.

CAPITAL

The actual capital amounts and ratios for the Company and Bank as of September 30, 2002 and 2001 are presented in the table below:

                                                                                                           To Be Well
                                                                                        For Capital    Capitalized Under
                                         Company                  Bank                   Adequacy      Prompt Corrective
     In thousands                        Actual                  Actual                  Purposes     Action  Provisions**
     As of September 30, 2002            Amount         Ratio    Amount         Ratio     Ratio               Ratio
                                         -------        -----    -------        -----   -----------   --------------------
Total capital (to risk-weighted
    assets)                              $21,372         9.0%    $25,289        10.6%       8.0%              10.0%

Tier 1 capital (to risk-weighted
    assets)                              $18,704         7.8%     22,621         9.5%       4.0%               6.0%

Tier 1 capital (to average
    assets)                              $18,704         6.8%     22,621         7.3%       3.0%               5.0%

As of September 30, 2001
    Total capital (to risk-weighted
      assets)                            $18,303        10.7%    $17,816        10.5%       8.0%              10.0%

Tier 1 capital (to risk-weighted         $16,626         9.7%     16,137         9.5%       4.0%               6.0%
    assets)

Tier 1 capital (to average
    assets)                              $16,626         8.1%     16,137         7.9%       3.0%               5.0%

** Applies to Bank only

Bank and holding company regulations, as well as Maryland law, impose certain restrictions on dividend payments by the Bank, as well as restricting extension of credit and transfers of assets between the Bank and the Company. At September 30, 2002, the Bank could pay dividends to the parent to the extent of its earnings and so long as it maintained required capital ratios.

Item 3. CONTROLS AND PROCEDURES

Within the ninety days prior to the filing of this report, the Company's management under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-14 under the Securities Exchange Act of 1934. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were adequate. There were no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in the Company's internal controls or in other factors subsequent to the date of the evaluation that would significantly affect those controls.

                            PART II OTHER INFORMATION

ITEM 1   LEGAL PROCEEDINGS

         From time to time the Company may become involved in legal proceedings. At the present time there are no proceedings which the Company believes will have an adverse impact on the financial condition or earnings of the Company.

ITEM 2   CHANGES IN SECURITIES

                  None

ITEM 3   DEFAULTS UPON SENIOR SECURITIES

                  None.

ITEM 4   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         On September 18, 2002, a special meeting of shareholders of the Company was held for the purpose of voting on an amendment to the Company's Article of Incorporation increasing the number of authorized shares of common stock to 20,000,000.

         The vote on the amendment to the Company's Articles of Incorporation was as follows:

         For:              2,436,990
         Against:             31,493
         Abstain:             26,775
         Broker Non-votes:         0

ITEM 5.  OTHER INFORMATION

                  None.

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K

         (a)      Exhibits

Exhibit No.                          Description of Exhibits
-----------                          -----------------------
3(a)            Certificate of Incorporation of the Company, as amended (1)
3(b)            Bylaws of the Company (2)
10.1            1998 Stock Option Plan (3)
10.2            Employment Agreement between H. L. Ward and the Company and
                  Bank (4)
10.3            Employment Agreement between Thomas D. Murphy and the Bank (4)
10.4            Employment Agreement between Ronald D. Paul and the Company (4)
10.5            Employment Agreement between Leonard L. Abel and the Company (4)
10.6            Employment Agreement between Susan G. Riel and the Bank (4)
10.7            Employment Agreement between Martha F. Tonat and the Bank, filed herewith
11              Statement Regarding Computation of earnings per share

         The sole subsidiary of the Registrant is EagleBank, a Maryland chartered commercial bank.

99(a)           Certification of President and Chief Executive Officer
99(b)           Certification of Chief Financial Officer

------------------------
(1) Incorporated by reference to Exhibit 3(a) to the Company's Registration Statement on Form SB-2, dated December 12, 1997.
(2) Incorporated by reference to Exhibit 3(b) to the Company's Registration Statement on Form SB-2, dated December 12, 1997.
(3) Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form 10-KSB for the year ended December 31, 1998.
(4) Incorporated by reference to exhibit of the same number to the Company's annual report on Form 10-K for the year ended December 31, 2000.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                EAGLE BANCORP, INC.

Date:  November 13, 2002        By: /s/  Ronald D. Paul
                                    --------------------------------------------
                                    Ronald D. Paul, President


Date:  November 13, 2002        By: /s/ Wilmer L. Tinley
                                    --------------------------------------------
                                    Wilmer L. Tinley, Senior Vice President, CFO

                                  CERTIFICATION

I, Ronald D. Paul , certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Eagle Bancorp, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: November 13, 2002                    /s/ Ronald D. Paul
                                           -------------------------------------
                                           President and Chief Executive Officer

                                  CERTIFICATION

I, Wilmer L. Tinley, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Eagle Bancorp, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: November 13, 2002    /s/ Wilmer L. Tinley
                               -------------------------------------------------
                               Senior Vice President and Chief Financial Officer

                               EAGLE BANCORP, INC.
                                      LOGO

                                __________ SHARES

                                 $____ per share

                                  COMMON STOCK

                                   Prospectus

                                  ______, 2003














         EAGLE BANCORP HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE OFFERING THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION IN THIS PROSPECTUS OR IN ITS DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. THE DELIVERY OF THIS PROSPECTUS AND/OR THE SALE OF SHARES OF COMMON STOCK DO NOT MEAN THAT THERE HAVE NOT BEEN ANY CHANGES IN EAGLE BANCORP'S CONDITION SINCE THE DATE OF THIS PROSPECTUS. IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO SELL, OR TO ASK FOR OFFERS TO BUY, THE SECURITIES OFFERED BY THIS PROSPECTUS, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT SUCH ACTIVITIES, THEN THE OFFER PRESENTED BY THIS PROSPECTUS DOES NOT EXTEND TO YOU. THIS PROSPECTUS SPEAKS ONLY AS OF ITS DATE EXCEPT WHERE IT INDICATES THAT ANOTHER DATE APPLIES.

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses payable by the Company in connection with the Offering described in this Registration Statement are as follows:


                  Registration Fee......................................................$   1,104
                  *Blue Sky Filing Fees and Expenses (Including counsel fees)...........   10,000
                  NASD Corporate Finance Fee............................................    1,700
                  *Nasdaq Listing Fees..................................................   11,000
                  *Legal Fees...........................................................   60,000
                  *Broker Fees and Expenses.............................................   55,000
                  *Printing, Engraving and Edgar........................................   20,000
                  *Accounting Fees and Expenses.........................................   15,000
                  *Other Expenses.......................................................   21,196

                                    Total...............................................$ 195,000
                                                                                        =========

                  ---------
                  *        Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article VI of the Company's Articles of Incorporation provides that the Company shall, to the full extent permitted and in the manner prescribed by the Maryland General Corporation Law and any other applicable law, indemnify a director or officer of the Company who is or was a party to any proceeding by reason of the fact that he is or was a director or officer, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

         The Maryland General Corporation Law provides, in pertinent part, as follows:

         2-418 INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. --
(a) In this section the following words have the meanings indicated.

         (1) "Director" means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, other enterprise, or employee benefit plan.

         (2) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

         (3) "Expenses" include attorney's fees.

         (4) "Official capacity" means the following:

         (i) When used with respect to a director, the office of director in the corporation; and

         (ii) When used with respect to a person other than a director as contemplated in sub-section (j), the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.

         (iii) "Official capacity" does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

         (5) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

         (6) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.

         (b)(1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:

         (i) The act or omission of the director was material to the matter giving rise to the proceeding; and

         1. Was committed in bad faith; or

         2. Was the result of active and deliberate dishonesty; or

         (ii) The director actually received an improper personal benefit in money, property, or services; or

         (iii) In the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

         (2)(i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.

         (ii) However, if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

         (3)(i) The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.

         (ii) The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttal presumption that the director did not meet that standard of conduct.

         (c) A director may not be indemnified under subsection (B) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received.

         (d) Unless limited by the charter:

         (1) A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection (B) of this section shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding.

         (2) A court of appropriate jurisdiction upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:

         (i) If it determines a director is entitled to reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or

         (ii) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) shall be limited to expenses.

         (3) A court of appropriate jurisdiction may be the same court in which the proceeding involving the director's liability took place.

         (e)(1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.

         (2) Such determination shall be made:

         (i) By the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

         (ii) By special legal counsel selected by the board of directors or a committee of the board by vote as set forth in subparagraph (I) of this paragraph, or, if the requisite quorum of the full board cannot be obtained therefor and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or

         (iii) By the stockholders.

         (3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in subparagraph (ii) of paragraph (2) of this subsection for selection of such counsel.

         (4) Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.

         (f)(1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of:

         (i) A written affirmation by the director of the director's good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and

         (ii) A written undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

         (2) The undertaking required by subparagraph (ii) of paragraph (1) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

         (3) Payments under this subsection shall be made as provided by the charter, bylaws or contract or as specified in subsection (e) of this section.

         (g) The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders of directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

         (h) This section does not limit the corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

         (i) For purposes of this section:

         (1) The corporation shall be deemed to have requested a director to serve an employee benefit plan where the performance of the director's duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan:

         (2) Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed fined; and

         (3) Action taken or omitted by the director with respect to an employee benefit plan in the performance of the director's duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

         (j) Unless limited by the charter:

         (1) An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d);

         (2) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and

         (3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors or contract.

         (k)(1) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.

         (2) A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, not inconsistent with this section.

         (3) The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.

         (l) Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholders' meeting or prior to the meeting.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         The exhibits filed as part of this registration statement are as follows:

    (a)      LIST OF EXHIBITS

    Number            Description
    ------            -----------
    5        Form of Opinion of Kennedy, Baris & Lundy, L.L.P.
    10.1     1998 Stock Option Plan  (1)
    10.2     Employment Agreement between H.L. Ward and the Company and Bank (2)
    10.3     Employment Agreement between Thomas D. Murphy and the Bank (2)
    10.4     Employment Agreement between Ronald D. Paul and the Company (2)
    10.5     Consulting Agreement between Leonard L. Abel and the Company (2)
    10.6     Employment Agreement between Susan G. Riel and the Bank (2)
    10.7     Employment Agreement between Martha F. Tonat and the Bank (3)
    13.1     Annual Report to Shareholders for the year ended December 31, 2001
                      Included as Appendix 1 to the prospectus.

    13.2     Quarterly Report on Form 10-Q for the nine months ended
             September 30, 2002 Included as Appendix 2 to the prospectus
    23.1     Consent of Stegman & Company, Independent Auditors
    23.2     Consent of Kennedy, Baris & Lundy, L.L.P. (included in Exhibit 5)
    99.1     Form of Order Form
    99.2 Engagement Letter between the Company and Friedman Billings, Ramsey & Co., Inc.
    99.3     Form of Escrow Agreement
    99.4     Form of cover letter
--------------
(1) Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.
(2) Incorporated by reference to Exhibit of the same number in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000.
(3) Incorporated by reference to exhibit of the same number to the Company's Quarterly Report on Form 10-QSB for the nine months ended September 30, 2002.

ITEM 17.  UNDERTAKINGS

         The registrant hereby undertakes that it will:

         (1) file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Act"); (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) for the purpose of determining liability under the Act, treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Bethesda, Maryland, on January 22, 2003.

                                              EAGLE BANCORP, INC.



                                              By: /s/ Ronald D. Paul
                                                  ------------------------------
                                                   Ronald D. Paul, President

         In accordance with the requirements of the Securities Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.




         NAME                                     POSITION                             DATE

/s/Leonard L. Abel                         Chairman of the Board of                January 16, 2003
--------------------------                        Directors
Leonard L. Abel

/s/ Dudley C. Dworken                             Director                         January 22, 2003
--------------------------
Dudley C. Dworken

                                                  Director                         __________, 2003
--------------------------
Eugene F. Ford, Sr.



/s/Ronald D. Paul                            President and Director                January 22, 2003
--------------------------               Principal Executive Officer of
Ronald D. Paul                             Eagle Bancorp, Chairman of
                                                   EagleBank

/s/ H.L. Ward                              Executive Vice President,               January 22, 2003
---------------------------                 Director, President of
H. L. Ward                                        EagleBank


/s/ Wilmer L. Tinley                      Executive Vice President of              January 22, 2003
--------------------------                 EagleBank, Chief Financial
Wilmer L. Tinley                            Officer of Eagle Bancorp
                                            Principal Financial and
                                               Accounting Officer
